As filed with the Securities and Exchange Commission on June 27, 2006
Registration No. 333-[      ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Webster Financial Corporation
(Exact name of registrant as specified in its charter)

Delaware	6021	06-1187536
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Webster Plaza
Waterbury, Connecticut 06702
(203) 465-4364
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

William J. Healy
Executive Vice President and Chief Financial Officer
Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702
(203) 465-4364
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stuart G. Stein, Esq. R. Daniel Keating, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 Telephone: (202) 637-8575 Facsimile: (202) 637-5910	Ronald H. Janis, Esq. Pitney Hardin LLP 7 Times Square New York, NY 10036 Telephone: (212) 297-5800 Facsimile: (212) 682-3485

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and the conditions to the merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Share	Offering Price(2)(3)	Fee(3)
Common Stock, par value $.01 per share	4,009,000	N/A	$173,435,625	$18,558

(1)	The maximum number of shares of common stock of Webster Financial Corporation issuable to stockholders of NewMil Bancorp, Inc. upon consummation of the merger of NewMil with and into Webster.

(2)	Estimated pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee, based on the aggregate market value of the shares of NewMil Bancorp, Inc. common stock expected to be exchanged in connection with the merger and computed by multiplying (a) the average of the high and low prices of NewMil Bancorp, Inc. common stock as reported on The Nasdaq National Market on June 22, 2006 by (b) 4,357,679, representing the maximum number of shares of NewMil Bancorp, Inc. common stock expected to be exchanged in connection with the merger.

(3)	Calculated by multiplying (a) the proposed maximum aggregate offering price for all securities to be registered ($173,435,625) by (b) 0.000107.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/ prospectus is not complete and may be changed. Webster Financial may not issue the shares of its common stock to be issued in connection with the merger described in this proxy statement/prospectus until the registration statement filed with the SEC is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

WEBSTER FINANCIAL CORPORATION	NEWMIL BANCORP, INC.
Webster Plaza	19 Main Street
Waterbury, CT 06702	New Milford, CT 06776
(203) 465-4364	(860) 355-7600

PROSPECTUS	PROXY STATEMENT

The Boards of Directors of Webster Financial Corporation (“Webster”) and NewMil Bancorp, Inc. (“NewMil”) each have approved an agreement and plan of merger, pursuant to which NewMil will merge with and into Webster, with Webster surviving, referred to herein as the merger. Additionally, NewMil Bank, a wholly owned subsidiary of NewMil, will merge with and into Webster Bank, N.A., a wholly owned subsidiary of Webster, with Webster Bank surviving. The consummation of the merger is subject to customary conditions such as stockholder and regulatory approvals.

If the merger takes place, you will receive $41.00 in Webster common stock for each share of NewMil common stock so long as Webster’s average stock price is between $44.85 and $50.25 based upon the average closing price on The New York Stock Exchange of shares of Webster common stock for the ten consecutive trading days ending on the third trading day prior to the date the merger is consummated. If the average closing price of Webster common stock is less than $44.85, the exchange ratio will be fixed at .9142. If the average closing price of Webster common stock is greater than $50.25, the exchange ratio will be fixed at .8159.

Based on Webster’s closing common stock price of $47.59 on April 24, 2006, which was the last trading day prior to announcement of the proposed merger, the aggregate value of the transaction was approximately $172.5 million. Based on Webster’s $[     ] closing common stock price on [          ], 2006, the latest practicable trading day prior to the mailing of this proxy statement/prospectus, the aggregate value of the transaction was $[     ] million.

We expect that the merger will generally be tax-free with respect to any Webster common stock that you receive and will generally be taxable with respect to any cash that you receive in lieu of fractional shares of Webster common stock. Webster’s common stock is traded on The New York Stock Exchange under the symbol “WBS” and NewMil’s common stock is traded on The NASDAQ National Market under the symbol “NMIL.”

This is a prospectus of Webster relating to its offering of up to 4,009,000 shares of Webster common stock to NewMil stockholders in the proposed merger and a proxy statement of NewMil. This document contains important information about Webster, NewMil, the merger and the conditions that must be satisfied before the merger can occur. Please give all the information your careful attention.

Your vote is very important. The merger agreement and the merger must be approved by the holders of at least a majority of the outstanding shares of NewMil’s common stock. To vote your shares, you may use the enclosed proxy card or attend the special stockholders meeting we will hold to allow you to consider and vote on the merger. To approve the merger agreement, you MUST vote FOR the proposal by following the instructions on the enclosed proxy card. If you do not vote at all, that will, in effect, count as a vote against the proposal. We urge you to vote FOR this proposal.

Francis J. Wiatr
Chairman, President and Chief Executive Officer
NewMil Bancorp, Inc.

Webster’s common stock has not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, or the Federal Deposit Insurance Corporation, nor have any of these institutions passed upon the accuracy or adequacy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. The shares of Webster common stock are not savings deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus incorporates important business and financial information about Webster and NewMil that is not included in or delivered with this document. This information is available without charge to you if you call or write to Terrence K. Mangan, Senior Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2318, or B. Ian McMahon, Executive Vice President and CFO, NewMil Bancorp, Inc., P.O. Box 600, New Milford, CT 06776-0600, telephone (860) 355-7600. In order to obtain timely delivery of documents you should request information as soon as possible, but no later than [          ], 2006.

The date of this proxy statement/prospectus is [          ], 2006
and is first being mailed to stockholders on [          ], 2006

NEWMIL BANCORP, INC.
19 Main Street
New Milford, CT 06776
(860) 355-7600

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [          ], 2006

A special meeting of stockholders of NewMil Bancorp, Inc. will be held on [          ], 2006, at 9:30 a.m. local time, at the Candlewood Valley Country Club in New Milford, Connecticut for the following purposes:

1. To consider and vote on a proposal to approve and adopt the agreement and plan of merger, dated as of April 24, 2006, by and between Webster Financial Corporation and NewMil Bancorp, Inc., providing for the merger of NewMil into Webster and the other transactions contemplated by the merger agreement, as described in the attached proxy statement/prospectus.

2. To transact any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

You are entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof only if you were a holder of record of NewMil’s common stock at the close of business on [          ], 2006.

NewMil’s Board of Directors has determined that the merger is advisable and is fair to and in the best interest of NewMil’s stockholders, has approved the merger agreement and the merger, and recommends that you vote to approve the merger agreement and the merger.

The affirmative vote of the majority of the shares of NewMil’s common stock outstanding on [          ], 2006 is required to approve the merger agreement and the merger. The required vote of NewMil’s stockholders is based on the total number of shares of NewMil’s common stock outstanding and not on the number of shares which are actually voted. Not returning a proxy card, not voting in person at the special meeting or abstaining from voting will have the same effect as voting AGAINST the merger agreement and the merger.

It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. A stockholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to the Secretary of NewMil at the address set forth above, by subsequently filing another proxy or by attending the special meeting and voting in person.

By order of the Board of Directors

Francis J. Wiatr
Chairman, President and Chief Executive Officer

New Milford, Connecticut
[          ], 2006

YOUR VOTE IS IMPORTANT.

Please complete, sign, date and return your proxy card.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are Webster and NewMil proposing the transaction?

A:	Webster and NewMil have a shared commitment to providing exceptional service to customers. NewMil believes that the proposed merger will enable NewMil to align with a partner to provide its customers access to a broader array of financial services while continuing to provide the same level of customer satisfaction from the same employees their customers have come to know and trust.

Q:	What will I receive in the merger?

A:	If the merger agreement is approved and the merger is subsequently completed, NewMil stockholders will receive $41.00 in Webster common stock for each share of NewMil common stock so long as Webster’s average stock price is between $44.85 and $50.25 based upon the average closing price on The New York Stock Exchange of shares of Webster common stock for the ten consecutive trading days ending on the third trading day prior to the date the merger is consummated. If the average closing price of Webster common stock is less than $44.85, the exchange ratio will be fixed at .9142. If the average closing price of Webster common stock is greater than $50.25, the exchange ratio will be fixed at .8159. Webster will pay cash instead of issuing fractional shares. See “Merger Consideration” on page 19.

Q:	What happens to my future dividends?

A:	Before the merger takes place, NewMil expects to continue to pay regular quarterly cash dividends on its common stock, which currently are $0.22 per share. After the merger, any dividends will be based on what Webster pays. Webster presently pays dividends on its common stock at a quarterly dividend rate of $0.25 per share.

Q:	How many votes are needed to approve the merger?

A:	A majority of the outstanding shares of NewMil’s common stock must vote in favor of the merger agreement in order for it to be adopted and for the merger to be approved. Accordingly, the failure to vote on this proposal will have the same effect as a vote AGAINST the proposal.

Each of the executive officers and directors of NewMil individually has entered into an agreement with Webster to vote his or her shares of NewMil common stock in favor of the merger agreement and against any competing proposal. These stockholders held approximately [ ]% of NewMil’s outstanding common stock as of [ ], 2006.

Q:	What do I need to do now?

A:	Just indicate on the enclosed proxy card how you want to vote, and sign, date and return it as soon as possible in the enclosed envelope. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy card will be voted FOR approval of the merger agreement and the merger. Not returning a proxy card, or not voting in person at the special meeting or abstaining from voting, will have the same effect as voting AGAINST the merger agreement and the merger.

You can choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card.

Do not send your NewMil stock certificates with your proxy card.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a written notice to the Secretary of NewMil at 19 Main Street, New Milford, CT 06776 stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card. Third, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	Do I have appraisal rights?

A:	Holders of Webster common stock and NewMil common stock do not have appraisal rights in connection with the merger.

ii

Q:	Who can vote?

A:	You are entitled to vote at the NewMil special meeting if you owned shares of NewMil common stock at the close of business on [ ], 2006. You will have one vote for each share of NewMil common stock that you owned at that time.

Q:	If my shares are held in street name by my broker, will my broker vote my shares for me?

A:	Your broker does not have discretion to vote your shares for you on the merger proposal. Your broker will be able to vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions your broker provides. Shares that are not voted because you do not instruct your broker effectively will be counted as votes AGAINST the merger.

Q:	When will the merger close?

A:	The merger is expected to close in the fourth quarter of 2006.

Q:	What do I do with my stock certificates?

A:	Please DO NOT send your stock certificates with your proxy card. If you are a holder of NewMil common stock you will receive written instructions from the exchange agent after the merger is completed on how to exchange your stock certificates for the merger consideration.

Q:	What needs to be done to complete the merger?

A:	Completion of the merger depends on a number of conditions being met. In addition to compliance with the merger agreement, these include:

1. Approval of the merger agreement and merger by NewMil stockholders.

2. Approval of the merger by federal and state regulatory authorities.

3. Approval by The New York Stock Exchange of listing of Webster’s common stock to be issued in the merger.

4. Receipt by NewMil of an opinion of counsel stating that the merger will qualify as a “reorganization” for United States federal income tax purposes.

5. The absence of any injunction or legal restraint blocking the merger or government proceedings trying to block the merger.

6. The effectiveness of the registration statement of which this proxy statement/prospectus is a part.

When the law permits, Webster or NewMil could decide to complete the merger even though one or more of these conditions hasn’t been met. We can’t be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Q:	What will happen to NewMil Bank’s bank branches following the merger?

A:	After the merger, Webster expects to consolidate up to five of NewMil’s and Webster’s branch banking locations based on the close proximity of these branches. The remaining NewMil branches will be operated as branches of Webster Bank.

Q:	Who should I call with questions or to obtain copies of this proxy statement/prospectus and other documents?

A:	B. Ian McMahon
Executive Vice President and Chief Financial Officer
NewMil Bancorp, Inc.
19 Main Street
New Milford, CT 06776
telephone: (860) 355-7600

A copy of the merger agreement including each of its exhibits and the other documents described in this proxy statement/prospectus will be provided to you promptly without charge if you call or write to Terrance K. Mangan, Senior Vice President, Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2318. Such documents were also filed as exhibits to the registration statement filed with the SEC to register the shares of Webster’s common stock to be issued in the merger. See “Where You Can Find More Information” on page 45.

iii

SUMMARY

The following is a summary of information located elsewhere in this document. It does not contain all of the information that is important to you. Before you vote, you should give careful consideration to all of the information contained in or incorporated by reference into this document to fully understand the merger. See “Where You Can Find More Information” on page 45. Each item in this summary refers to the page where that subject is discussed in more detail.

Material Federal Income Tax Consequences (page 34)

We expect the transaction to be tax-free to holders of NewMil common stock for United States federal income tax purposes upon the exchange of such NewMil common stock for shares of Webster common stock (except in respect of cash received instead of a fractional share of Webster common stock) pursuant to the merger. Different tax consequences may apply to you because of your individual circumstances or because special tax rules apply to you, for example, if you:

•	are a tax-exempt organization;

•	are a mutual fund;

•	are a dealer in securities or foreign currencies;

•	are a bank or other financial institution;

•	are an insurance company;

•	are a non-United States person;

•	are subject to the alternative minimum tax;

•	are a trader in securities who elects to apply a mark-to-market method of accounting;

•	acquired your shares of NewMil’s common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	hold shares of NewMil’s common stock as part of a straddle, hedge, constructive sale or conversion transaction; or

•	do not hold shares of NewMil’s common stock as capital assets.

Tax matters are very complicated. You should consult your tax advisor for a full explanation of the tax consequences of the merger to you.

NewMil Board of Directors Recommends Approval (page 15)

The NewMil Board of Directors unanimously approved the merger agreement and the merger and unanimously recommends that you vote FOR approval of these matters.

In the Opinion of NewMil’s Financial Advisor, the Consideration is Fair, From a Financial Point of View, to NewMil’s Stockholders (page 25)

In deciding to approve the merger, NewMil’s Board of Directors considered the opinion of Keefe, Bruyette & Woods, Inc., NewMil’s financial advisor. The opinion concluded that the proposed consideration to be received by the holders of NewMil’s common stock in the merger is fair to the stockholders from a financial point of view. This opinion is attached as Appendix B to this document. We encourage you to read this opinion carefully in order to completely understand the assumptions made, matters considered and limitation of the review made by Keefe, Bruyette & Woods, Inc. in providing this opinion.

Differences in the Rights of Stockholders (page 38)

The rights of NewMil stockholders who continue as Webster stockholders after the merger will be governed by the certificate of incorporation and bylaws of Webster rather than the certificate of incorporation and bylaws of NewMil.

NewMil’s Officers and Directors Have Interests in the Merger Which May Be Different From Yours. (page 37)

At the close of business on          , 2006, excluding all options to purchase NewMil common stock, NewMil’s directors and executive officers and their affiliates owned a total of [          ] shares of NewMil’s common stock, which was approximately [     ]% of the total number of shares of NewMil’s common stock that were outstanding on that date. Each of NewMil’s directors and executive officers has agreed to vote his or her shares in favor of the merger agreement and merger.

Additionally, some of NewMil’s directors and executive officers may have interests in the merger as directors and employees that may be different from yours as a NewMil stockholder. These interests are described at page   .

Regulatory Approvals We Must Obtain to Complete the Merger (page 20)

For the merger to take place, we need to receive the regulatory approvals of the Office of the Comptroller of the Currency and the Connecticut Commissioner of Banking. We have filed applications with these regulators. We also need to receive the approval of the Board of Governors of the Federal Reserve System or receive a waiver thereof.

[As of the date of this document, we have only received the required approval of the Office of the Comptroller of the Currency and a waiver from the Board of Governors of the Federal Reserve System.] We can’t be certain when or if we will obtain the approval of the Connecticut Commissioner of Banking.

Termination of the Merger Agreement (page 33)

The merger agreement specifies a number of situations in which Webster and NewMil may terminate the merger agreement, which are described beginning on page 33. The merger agreement may be terminated at any time prior to the effective time by our mutual consent and by either of us under specified circumstances, including if the merger is not consummated by December 31, 2006, if we do not receive the necessary stockholder or regulatory approvals or if the other party breaches its agreements.

Under certain circumstances, the termination of the merger agreement will result in NewMil having to pay all documented reasonable costs and expenses of Webster up to $750,000, plus a breakup fee of $8,750,000. These circumstances are described on page 25.

Information About the Special Meeting (page 11)

A special meeting of NewMil stockholders will be held on [          ], 2006, at 9:30 a.m. local time, at the Candlewood Valley Country Club in New Milford, Connecticut for the following purposes:

•	to vote on the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	to address any other matters that properly come before the special meeting, or any adjournments or postponements of the meeting, including a motion to adjourn the special meeting to another time and/or place to solicit additional proxies in favor of the merger agreement and the merger or otherwise.

The Companies Involved in the Merger (page 13)

Webster Financial Corporation
Webster Bank, N.A.
Webster Plaza
Waterbury, Connecticut 06702
(203) 465-4364

Webster is a Delaware corporation and the holding company of various entities, including Webster Bank, N.A. Webster is headquartered in Waterbury, Connecticut. On a consolidated basis, as of March 31, 2006, Webster had approximately $17.9 billion in assets, $12.6 billion in total loans, $12.1 billion in deposits, and stockholders’ equity of $1.6 billion, or 8.9% of total assets.

NewMil Bancorp, Inc.
NewMil Bank
19 Main Street
New Milford, CT 06776
(860) 355-7600

NewMil is a Delaware corporation and holding company of NewMil Bank. NewMil is headquartered in New Milford, Connecticut. On a consolidated basis, as of March 31, 2006, NewMil had approximately $877.8 million in assets, $516.2 million in total loans, total deposits of $619.3 million, and stockholders’ equity of $52.3 million, or 5.9% of total assets.

Share Information and Market Prices

Webster’s common stock is traded on The New York Stock Exchange under the trading symbol “WBS.” NewMil’s common stock is traded on The NASDAQ National Market under the trading symbol “NMIL.” The table below presents the per share closing prices of Webster’s common stock and NewMil’s common stock as of the dates specified and the equivalent per share price for NewMil common stock. April 24, 2006 was the last trading date before public announcement of the merger agreement. The equivalent price per share column is calculated by valuing the Webster common stock at $[     ] per share, multiplying this value by the estimated [          ] shares of Webster common stock being issued in the merger. This total consideration is then divided by the total number of shares of NewMil common stock outstanding as of [          ] ([          ] shares). For more information about the exchange ratio and how it may be increased or decreased, see “The Merger — Merger Consideration,” and for more information about the stock prices and dividends of Webster and NewMil, see “Market Prices and Dividends.”

Last Reported Sale Price
	Webster’s	NewMil’s	Equivalent
Date	Common Stock	Common Stock	per Share Data

April 24, 2006	$47.59	$28.91	$
[ ]	$	$	$

The market price of Webster’s common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger takes place. NewMil’s stockholders are advised to obtain current market quotations for Webster’s common stock. No assurance can be given as to the market price of Webster’s common stock at the time of the merger.

Market Prices and Dividends

Webster’s Common Stock

Webster’s common stock is traded on The New York Stock Exchange under the symbol “WBS.” The table below sets forth the range of high and low sale prices of Webster’s common stock as reported on The New York Stock Exchange, as well as cash dividends paid during the periods indicated:

	Market Price		Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2004	$52.15	$45.15	$0.21
June 30, 2004	51.29	41.35	0.23
September 30, 2004	50.24	45.22	0.23
December 31, 2004	51.56	46.45	0.23
March 31, 2005	50.65	43.52	0.23
June 30, 2005	47.84	43.10	0.25
September 30, 2005	49.24	43.84	0.25
December 31, 2005	48.97	43.23	0.25
March 31, 2006	49.55	45.25	0.25

On April 24, 2006, the last trading day before the public announcement of the merger, the closing price of Webster’s common stock on The New York Stock Exchange was $47.59. On [          ], the most recent practicable date before the printing of this document, the closing price of Webster’s common stock on The New York Stock Exchange was $[     ].

NewMil’s Common Stock

The table below sets forth the range of high and low sale prices of NewMil’s common stock as reported on The NASDAQ National Market, as well as cash dividends paid during the periods indicated:

	Market Price		Cash
	High	Low	Dividends Paid

Quarter Ended:
March 31, 2004	$29.46	$27.41	$0.15
June 30, 2004	29.82	26.98	0.17
September 30, 2004	29.65	26.70	0.17
December 31, 2004	32.00	28.13	0.17
March 31, 2005	32.00	27.40	0.20
June 30, 2005	30.88	26.25	0.20
September 30, 2005	32.00	28.50	0.20
December 31, 2005	31.72	28.40	0.20
March 31, 2006	31.25	29.53	0.22

On April 24, 2006, the last trading day for NewMil’s common stock before the public announcement of the merger, the closing price of NewMil’s common stock on The NASDAQ National Market was $28.91. On [          ], 2006, the most recent practicable date before the printing of this document, the closing price of NewMil’s common stock on The NASDAQ National Market was $[     ].

Comparative Per Share Data

The following table shows historical information about net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as “pro forma” information. In presenting the comparative pro forma information for the time periods shown, we assumed that we had been merged throughout these periods. The pro forma information reflects the purchase method of accounting.

[The information listed as “equivalent pro forma” was obtained by multiplying the pro forma amounts by the [     ] share exchange ratio.]

We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. These charges and financial benefits are not reflected in the pro forma data. While helpful in illustrating the financial characteristics of the combined company under one set of assumptions, the pro forma information does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined.

The per share data gives effect to all previous stock splits of Webster’s common stock.

The information in the following table is based on, and you should read it together with, the historical financial information that Webster and NewMil have presented in prior filings with the SEC and which are incorporated into this document by reference. See “Where You Can Find More Information” on page 45 for a description of where you can find our prior filings.

	At or for the	At or for the
	Three Months Ended	Year Ended
	March 31	December 31
	2006	2005

Net Income per Common Share (Basic):
Webster — historical	$0.83	$3.47
NewMil — historical	0.54	2.14
Pro Forma Combined	0.81	3.39
Pro Forma Combined(1)	0.82	3.44
Equivalent Pro Forma	0.69	2.96
Net Income per Common Share (Diluted):
Webster — historical	0.82	3.43
NewMil — historical	0.54	2.10
Pro Forma Combined	0.80	3.35
Pro Forma Combined(1)	0.81	3.40
Equivalent Pro Forma	0.68	2.93
Cash Dividends per Common Share:
Webster — historical	0.25	0.98
NewMil — historical	0.22	0.80
Pro Forma Combined	0.25	0.98
Equivalent Pro Forma	0.21	0.86
Book Value per Common Share:
Webster — historical	31.09	30.70
NewMil — historical	12.84	12.98
Pro Forma Combined	31.50	31.02
Pro Forma Combined(1)	31.92	31.44

(1)	Adjusted to reflect Webster’s anticipated repurchase of a number of shares of Webster common stock equal to approximately 20% of the total number of shares issued in the merger in open market transactions following the closing. The proposed share repurchase will have an anti-dilutive effect on Webster’s net income per common share.

Selected Consolidated Financial and Other Data

The tables below present selected consolidated financial and other data for Webster and NewMil as of the dates and for the periods indicated. The data for Webster and NewMil are based on and should be read in conjunction with Webster’s and NewMil’s historical consolidated financial statements and related notes which are presented in its prior filings with the SEC, and which are incorporated by reference into this document. For historical information, see “Where You Can Find More Information” on page 45. In the opinion of management of Webster and NewMil, all adjustments necessary for a fair presentation of financial position and results of operations have been included. All per share data of Webster and NewMil have been adjusted retroactively to give effect to stock dividends and stock splits.

Selected Consolidated Financial Data — Webster

	At and for the
	Three Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands)

Financial Condition Data
Total assets	$17,907,186	$17,412,828	$17,836,562	$17,020,597	$14,568,690	$13,468,004	$11,857,382
Loans, net	12,444,254	11,544,555	12,138,800	11,562,663	9,091,135	7,795,835	6,725,993
Securities	3,590,127	3,805,242	3,700,585	3,724,019	4,302,181	4,124,997	3,999,133
Goodwill and intangible assets	698,557	714,490	698,570	694,165	330,929	297,359	320,051
Deposits	12,078,277	11,031,835	11,631,145	10,571,288	8,372,135	7,606,122	7,066,471
Federal Home Loan Bank advances and other borrowings	4,022,125	4,664,912	4,377,297	4,698,833	4,936,393	4,455,669	3,533,364
Stockholders’ equity	1,640,762	1,563,594	1,647,226	1,543,974	1,152,895	1,035,458	1,006,467
Operating Data
Net interest income	$130,159	$128,232	$517,341	$468,161	$413,519	$405,728	$367,479
Provision for credit losses	2,000	3,500	9,500	18,000	25,000	29,000	14,400
Noninterest income	55,202	53,028	220,885	219,707	232,483	185,572	162,098
Noninterest expenses:
Conversion and infrastructure costs	—	1,134	8,138	500	—	—	—
Debt prepayment expenses	—	—	—	45,761	—	—	—
Acquisition-related expenses	—	—	—	—	1,497	1,965	—
Other noninterest expenses	119,171	106,640	447,432	400,876	376,485	326,358	310,737

Total noninterest expenses	119,171	107,774	455,570	447,137	377,982	328,323	310,737

Income before income taxes and cumulative effect of changes in method of accounting	64,190	69,986	273,156	222,731	243,020	233,977	204,440
Income taxes	20,338	22,491	87,301	68,898	79,772	73,965	68,834

Income before cumulative effect of changes in accounting method	43,852	47,495	185,855	153,833	163,248	160,012	135,606
Cumulative effect of changes in method of accounting (net of tax benefit)	—	—	—	—	—	(7,280)	(2,418)

Net income	$43,852	$47,495	$185,855	$153,833	$163,248	$152,732	$133,188

Significant Statistical Data — Webster (Unaudited)

	At and for the
	Three Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

For The Period:
Net income per common share:
Basic	$0.83	$0.89	$3.47	$3.05	$3.58	$3.21	$2.71
Diluted	0.82	0.88	3.43	3.00	3.52	3.16	2.68
Cash dividends per common share	0.25	0.23	0.98	0.90	0.82	0.74	0.67
Return on average stockholders’ equity	10.55%	12.13%	11.52%	11.14%	15.16%	14.78%	13.88%
Interest rate spread	3.19	3.28	3.25	3.09	3.10	3.43	3.38
Net interest margin	3.24	3.32	3.29	3.11	3.14	3.50	3.48
Noninterest expenses to average assets	0.67	0.63	2.61	2.72	2.66	2.62	2.58
Noninterest expenses (excluding foreclosed property, acquisition related, capital securities, preferred dividends, intangible amortization, infrastructure and debt prepayment expenses) to average assets	0.64	0.59	2.44	2.32	2.44	2.36	2.28
At End Of Period:
Diluted weighted average shares (000’s)	53,703	54,217	54,236	51,352	46,362	48,392	49,743
Book value per common share	$31.09	$29.07	$30.70	$28.79	$24.91	$22.69	$20.48
Tangible book value per common share	18.18	16.26	18.03	16.30	18.18	16.64	14.65
Average stockholders’ equity to average assets	9.36%	9.17%	9.23%	8.40%	7.58%	8.24%	8.32%
Nonperforming assets to total assets	0.35	0.28	0.41	0.23	0.29	0.37	0.53
Allowance for loan losses to total loans	1.16	1.30	1.19	1.28	1.32	1.48	1.43
Allowance for credit losses to total loans	1.24	1.30	1.27	1.28	1.32	1.48	1.43
Number of banking offices	158	154	157	150	119	111	105

Selected Consolidated Financial Data — NewMil Bank

	At or for the
	Three Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)
	(Dollars in thousands)

Financial Condition
Total assets	$877,774	$789,800	$872,991	$744,599	$704,042	$661,595	$607,026
Loans, net	511,265	476,772	492,763	476,660	449,651	347,215	340,368
Allowance for loan losses	4,941	5,001	4,949	5,048	5,198	5,250	5,502
Securities	306,264	258,079	322,343	216,558	199,101	197,661	212,408
Deposits	619,251	604,284	615,995	587,010	558,168	548,806	476,116
Federal Home Loan Bank advances & other borrowings	192,105	112,849	189,757	88,801	79,564	52,469	73,323
Long-term debt	9,881	9,821	9,866	9,806	9,746	—	—
Shareholders’ equity	52,272	54,582	53,016	55,613	52,306	54,236	50,594
Operating Data
Net interest income	6,284	6,560	25,912	25,903	24,543	23,077	21,017
Provision (credit) for loan losses	—	—	(135)	—	—	—	—
Non-interest income	1,065	947	4,320	3,943	3,886	3,745	3,058
Non-interest expense	4,307	4,255	17,732	17,490	17,455	16,850	15,291
Income before income taxes	3,042	3,252	12,635	12,356	10,974	9,972	8,784
Income tax provision	824	1,017	3,718	3,909	3,446	3,122	3,158
Net income	$2,218	$2,235	$8,917	$8,447	$7,528	$6,850	$5,626

Significant Statistical Data — NewMil Bank (Unaudited)

	At or for the
	Three Months Ended
	March 31,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

For The Period:
Net income per common share:
Basic	$0.54	$0.53	$2.14	$2.01	$1.82	$1.59	$1.26
Diluted	0.54	0.52	2.10	1.95	1.73	1.50	1.21
Cash dividends per common share	0.22	0.20	0.80	0.66	0.60	0.50	0.44
Return on average stockholders’ equity	16.81%	16.08%	16.40%	15.59%	14.38%	13.03%	11.42%
Return on average assets	1.02	1.19	1.11	1.18	1.11	1.08	1.01
Net interest margin	3.19	3.71	3.52	3.91	3.97	4.00	4.10
Diluted weighted average shares (000’s)	4,141	4,309	4,238	4,327	4,348	4,555	4,639
At End of Period:
Book value per common share	$12.84	$12.96	$12.98	$13.25	$12.78	$12.77	$11.52
Tangible book value per common share	10.85	11.01	10.99	11.29	10.65	10.70	9.40
Average stockholders’ equity to average assets	6.06%	7.37%	6.75%	7.55%	7.71%	8.22%	8.83%
Nonperforming assets to total assets	0.23	0.06	0.18	0.12	0.18	0.23	0.31
Allowance for loan losses to total loans	0.96	1.04	0.99	1.05	1.14	1.49	1.59
Number of banking offices	20	19	20	19	19	18	18

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus (including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” on page 46), you should carefully consider the matters described below in determining whether to approve the merger agreement. Please also refer to the additional risk factors identified in the periodic reports and other documents of Webster and NewMil incorporated by reference into this document and listed in “Where You Can Find More Information” on page 45.

The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the proposed transaction will depend in part on whether the operations of NewMil and its subsidiaries can be integrated in a timely and efficient manner with those of Webster. Webster will face challenges in consolidating its functions with those of NewMil, and integrating the organizations, procedures and operations of the two businesses. The integration of Webster and NewMil will be complex and time-consuming, and the management of both companies will have to dedicate substantial time and resources to it. These efforts could divert management’s focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Webster and NewMil could result in the failure to achieve some of the anticipated benefits from the transaction, including cost savings and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Webster after the transaction.

The price of Webster common stock will fluctuate before and after the merger, which could increase or decrease the value of the merger consideration received by NewMil stockholders receiving Webster common stock.

On April 24, 2006, the day before the merger was announced, the closing price of a share of Webster common stock was $47.59. On [          ], 2006, the most recent practicable date before the mailing of this proxy statement/prospectus, the closing price was $[     ]. Based on these closing prices and the exchange ratio, the implied value of the merger consideration consisting of Webster’s common stock was approximately $172.5 million on April 24 and $[     ] on [          ]. The price of Webster common stock may increase or decrease before and after completion of the merger. Therefore, the market value of Webster common stock received by a NewMil stockholder in connection with the merger could be lower than the market value of Webster’s common stock on April 24, 2006,          , 2006 or the closing date of the merger. The market value of Webster’s common stock received by a NewMil stockholder in connection with the merger could also be higher than those trading prices. The market price of Webster’s common stock fluctuates based upon general market economic conditions, Webster’s business and prospects and other factors.

The merger agreement limits NewMil’s ability to pursue alternatives to the merger.

The merger agreement contains terms and conditions that make it more difficult for NewMil to sell its business to a party other than Webster. These “no shop” provisions impose restrictions on NewMil that, subject to certain exceptions, limit NewMil’s ability to discuss or facilitate competing third-party proposals to acquire all or a significant part of NewMil.

In addition, the Board of Directors of NewMil has agreed that it will not recommend a competing acquisition proposal and that it will not withdraw or negatively modify the recommendation that NewMil stockholders vote for the merger, subject to limited exceptions. While the Board of Directors could take such actions if it determined that the failure to do so would violate its fiduciary duties, doing so would entitle Webster to terminate the merger agreement and would entitle Webster to receive a termination fee. NewMil will also be required to pay the termination fee in the event that the merger agreement is terminated by Webster by reason of NewMil stockholders not having given any required approval and both (i) after the date of the merger agreement and prior to the special meeting of stockholders there shall have been a competing acquisition proposal made known to NewMil or its stockholders and (ii) within 18 months following the special meeting, NewMil enters into an alternative acquisition transaction.

Webster required NewMil to agree to these provisions as a condition to Webster’s willingness to enter into the merger agreement. However, these provisions might discourage a third party that might have an interest in acquiring all or a significant part of NewMil from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than the current proposed merger consideration, and the termination fee might result in a potential competing acquirer proposing to pay a lower per share price to acquire NewMil than it might otherwise have proposed to pay.

NewMil’s executive officers and directors have financial interests in the merger that are different from your interest as a NewMil stockholder.

NewMil’s executive officers negotiated the merger agreement with Webster, and the Board of Directors approved the agreement and is recommending that NewMil stockholders vote for the agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that NewMil’s executive officers and directors may have financial interests in the merger in addition to the interests that they share with you as a NewMil stockholder. As described in detail under the heading “Interests of NewMil Directors and Executive Officers in the Merger That are Different Than Yours,” on page 37, there are certain financial interests to be conveyed to two executive officers of NewMil under the terms of new consulting agreements.

STOCKHOLDER MEETING

Matters to be Considered at the Special Meeting

We are first mailing this document to the holders of NewMil’s common stock on or about [          ], 2006. It is accompanied by a proxy card furnished in connection with the solicitation of proxies by the NewMil Board of Directors for use at the special meeting of NewMil’s stockholders on [          ], 2006, at 9:30 a.m. local time, at the Candlewood Valley Country Club in New Milford, Connecticut. At the special meeting, the holders of NewMil’s common stock will consider and vote on:

•	the proposal to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, and

•	any other business that properly comes before the special meeting, or any adjournments or postponements of the meeting, including, without limitation, a motion to adjourn the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement and the merger or otherwise.

Record Date and Voting

The NewMil Board of Directors has fixed the close of business on [          ], 2006 as the record date for determining the NewMil stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of NewMil’s common stock at the close of business on that day will be entitled to vote at the special meeting or at any adjournment or postponement of the meeting. At the close of business on [          ], 2006, there were [          ] shares of NewMil’s common stock outstanding and entitled to vote at the special meeting, held by approximately [          ] stockholders of record.

Each holder of NewMil’s common stock on [          ], 2006 will be entitled to one vote for each share held of record on each matter that is properly submitted at the special meeting or any adjournment or postponement of the meeting. The presence, in person or by proxy, of the holders of a majority of NewMil’s common stock issued and outstanding and entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the special meeting in order to determine whether a quorum has been achieved. Since approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of NewMil’s common stock issued and outstanding, abstentions and broker non-votes will have the same effect as a vote AGAINST the merger agreement.

If a quorum is not obtained, or if fewer shares of NewMil’s common stock are voted in favor of the proposal for approval of the merger agreement than the number required for approval, it is expected that the special meeting will be adjourned to allow additional time for obtaining additional proxies. In that event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the merger agreement.

If your proxy card is properly executed and received by NewMil in time to be voted at the special meeting, the shares represented by the proxy card will be voted in accordance with the instructions marked on the proxy card. Executed proxies with no instructions indicated on the proxy card will be voted FOR the merger agreement and the merger.

The NewMil Board of Directors is not aware of any other matters that may properly come before the special meeting. If any other matters properly come before the special meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on those matters as determined by a majority of the NewMil Board of Directors.

You are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope. To vote on the merger agreement, you need to complete the proxy card properly and return it in the enclosed envelope or attend the special meeting and vote in person.

You should not forward any stock certificates with your proxy card. If you are a holder of NewMil common stock you will receive written instructions from the exchange agent after the merger is completed on how to exchange your stock certificates for the merger consideration.

Required Vote; Revocability of Proxies

In order to approve and adopt the merger agreement, the merger and the other transactions contemplated by the merger agreement, the holders of at least a majority of the shares of NewMil’s common stock issued and outstanding on [          ], 2006, must affirmatively vote FOR the merger agreement and the merger.

The required vote of NewMil’s stockholders is based on the total number of outstanding shares of NewMil’s common stock and not on the number of shares which are actually voted. Not returning a proxy card, not voting in person at the special meeting or abstaining from voting all will have the same effect as voting AGAINST the merger agreement and the merger.

The directors and executive officers of NewMil beneficially owned as of [          ], 2006, a total of [          ] shares of NewMil’s common stock (excluding all options to purchase shares of NewMil’s common stock), which was approximately [     ]% of the outstanding shares of NewMil’s common stock on that date. The directors and executive officers have agreed to vote their shares in favor of the merger agreement and the merger and against competing proposals.

If you submit a proxy card, attending the special meeting will not automatically revoke your proxy. However, you may revoke a proxy at any time before it is voted by:

•	delivering to the Secretary of NewMil, 19 Main Street, New Milford, Connecticut 06776, a written notice of revocation before the special meeting,

•	delivering to NewMil a duly executed proxy bearing a later date before the special meeting, or

•	attending the special meeting and voting in person.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of NewMil may solicit proxies for the special meeting from stockholders personally or by telephone or telecopier without receiving additional compensation for these activities. The cost of soliciting proxies will be paid by NewMil. NewMil also will make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse those parties for their expenses in doing so. NewMil has retained Georgeson Shareholder Communications Inc. to assist in soliciting proxies for the meeting for an estimated cost of $10,000. NewMil has retained its transfer agent, American Stock Transfer & Trust Company, to send proxy materials to brokerage houses and other custodians, nominees and fiduciaries for transmittal to their principals, tabulate the vote and provide other customary services in connection with the special meeting of stockholders, at a cost of approximately $8,000 plus out-of-pocket expenses.

THE MERGER

The information in this section is qualified in its entirety by reference to the full text of the merger agreement including the exhibits attached thereto, a copy of which is attached to this proxy statement/prospectus as Appendix A and which is incorporated by reference into this document.

The Parties

Webster and NewMil have entered into an agreement and plan of merger. Under this agreement, Webster will acquire NewMil through the merger of NewMil with and into Webster, with Webster surviving, referred to herein as the merger. In addition, NewMil Bank, a wholly owned subsidiary of NewMil, will merge with and into Webster Bank, N.A., a wholly owned subsidiary of Webster, with Webster Bank surviving.

Webster and Webster Bank, N.A.

Webster, through its subsidiaries, Webster Bank, N.A. and Webster Insurance, Inc., delivers financial services to individuals, families and businesses throughout southern New England and eastern New York State, and equipment financing, asset-based lending, mortgage origination and insurance premium financing throughout the United States. Webster Bank provides commercial banking, retail banking, health savings accounts, consumer financing, mortgage banking, trust and investment services through 158 banking offices, 306 ATMs and its Internet website (www.websteronline.com).

On a consolidated basis, as of March 31, 2006, Webster had approximately $17.9 billion in assets, $12.6 billion in total loans, $12.1 billion in deposits and $1.6 billion in stockholders’ equity.

Webster, as a bank holding company, is regulated by the Board of Governors of the Federal Reserve System (“Federal Reserve”). Webster Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency and is subject to certain regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve.

NewMil and NewMil Bank

NewMil, through its wholly owned subsidiary, NewMil Bank, offers a broad range of commercial and retail banking services to individuals, families and businesses in Western Connecticut. NewMil Bank operates branch offices in Litchfield, Fairfield and New Haven counties in Connecticut.

On a consolidated basis, as of March 31, 2006, NewMil had approximately $877.8 million in assets, $516.2 million in total loans, $619.3 million in deposits and $52.3 million in stockholders’ equity.

NewMil, as a bank holding company, is regulated by the Federal Reserve. NewMil Bank, as a Connecticut state-chartered savings bank, the deposits of which are insured by the FDIC, is regulated by both the Connecticut Banking Commissioner and the FDIC.

Background of the Merger

The Board of Directors of NewMil for over a decade has met annually, and sometimes semi-annually, for strategic reviews in sessions run by its longtime financial consultant, MG Advisors, Inc. The last strategic review session occurred in May 2005 at which time MG Advisors reviewed, among other things, NewMil’s strong past financial performance as well as various factors that could negatively influence future earnings growth. At this meeting the Board of Directors made a decision not to initiate discussions with any historical suitors but to remain receptive to any approaches that might occur.

In November 2005, an interested party contacted NewMil to express interest in a potential business combination. After several discussions, NewMil was unable to structure a suitable business combination with this entity. In February 2006 another interested party contacted NewMil and also expressed an interest in a potential business combination. These discussions did not lead to the immediate pursuit of a business combination with the interested party. Subsequently, another party contacted NewMil but no substantive discussions occurred with that party.

Francis J. Wiatr, NewMil’s Chairman, President and Chief Executive Officer, and James C. Smith, Chairman and Chief Executive Officer of Webster, have known each other professionally and socially for a long period of time and from time to time have had informal conversations about the possibility of a merger. During these conversations, Mr. Smith had indicated a willingness to initiate discussions regarding a possible business combination between Webster and NewMil if NewMil so desired.

In March 2006, after overtures from several companies and the heightened interest in merger activity in the greater New York metro market, the Board of Directors of NewMil made the decision to contact Webster to discuss a potential business combination as an alternative to continued independence. After its regularly scheduled Board of Directors meeting on March 22, 2006, the Board of Directors met in executive session and conducted a thorough discussion of strategic alternatives, including continued independence. Following this executive session of the Board of Directors on March 22, 2006, Mr. Wiatr was authorized to contact Mr. Smith. Mr. Wiatr first spoke with Mr. Smith regarding a potential business combination on March 26, 2006.

On March 28, 2006, NewMil and Webster executed confidentiality agreements with regard to the sharing of information between the two parties in connection with a possible transaction. Thereafter, the companies began to share non-public business and financial information through an exchange of documentation and high-level discussions among the principals. This information included financial information, business strategies, and risk management and asset quality data, among other things. On Saturday, April 1, 2006, Webster made an all stock acquisition proposal to NewMil, subject to many contingencies, including a review of additional financial information and satisfactory completion of a due diligence examination.

Following receipt of Webster’s non-binding proposal, Mr. Wiatr and a representative of MG Advisors engaged in negotiations with William J. Healy, Executive Vice President and Chief Financial Officer of Webster, regarding the terms of the offer, including discussions regarding price and exchange ratio parameters, treatment of employees, timing considerations, contingencies, the amount of the break-up fee payable to the respective parties under certain circumstances, and other aspects of Webster’s proposal. On Friday, April 7, 2006, the preliminary business terms were agreed to in principle by Mr. Wiatr, Mr. Smith and Mr. Healy and a representative of MG Advisors, subject to satisfactory negotiation of definitive transaction documents.

On April 10, 2006, Mr. Wiatr contacted Keefe, Bruyette & Woods, Inc. (“KBW”) regarding KBW providing a fairness opinion to the NewMil Board of Directors with regard to the potential business combination with Webster. NewMil formally retained KBW to deliver a fairness opinion pursuant to an engagement letter dated April 20, 2006.

On Wednesday, April 12, 2006, NewMil’s Board of Directors met with representatives of Pitney Hardin LLP, legal counsel to NewMil, with MG Advisors also present. Mr. Wiatr provided the Board of Directors with an update on the possible transaction with Webster, including specific details of the informal, all stock offer. Legal counsel advised the Board of Directors of its fiduciary obligations and its confidentiality obligations. A representative from MG Advisors analyzed the proposal in detail, including analyses of comparable transactions. MG Advisors addressed the proposed value to be offered for each share of NewMil common stock, the methodology of its calculation, as well as Webster’s dividend rate, anticipated cost savings and restructuring charge, as well as the ability of Webster to complete the transaction. A representative from MG Advisors answered questions from the Board of Directors regarding specific details of the offer. The directors engaged in a discussion with MG Advisors and Mr. Wiatr about the transaction. NewMil’s Board of Directors expressed general satisfaction with the terms of the proposal but instructed Mr. Wiatr to negotiate with Webster regarding the break-up fee, and to negotiate the other items which had not yet been agreed upon.

Legal counsel for NewMil received the first draft of a merger agreement from counsel to Webster on April 12, 2006. Under the direction of Mr. Wiatr, legal counsel for NewMil began negotiations with Webster’s attorneys with regard to the merger agreement during the week of April 17, 2006.

On April 13, 2006, Webster sent a due diligence information request checklist to NewMil to perform a due diligence review of NewMil. NewMil and Webster communicated by e-mail and completed this information exchange on April 21, 2006. On April 22, 2006, Webster performed additional diligence on NewMil. NewMil and its advisors also conducted a due diligence review on Webster from April 13, 2006 to April 19, 2006.

NewMil’s Board of Directors met again on April 24, 2006 with representatives of MG Advisors, KBW and legal counsel present. Legal counsel advised the Board of Directors of its fiduciary duties and its confidentiality obligations. Legal counsel also summarized the draft merger agreement for the Board of Directors and answered questions from the Board of Directors about the transaction documents. In particular, legal counsel outlined for the Board of Directors the events which would trigger the payment of the break-up fee by NewMil to Webster and informed the Board of Directors that the amount of the break-up fee had been reduced from what was first proposed by Webster. A representative of MG Advisors presented its updated financial analysis of the proposed merger and explained to the Board of Directors the mechanics of the exchange ratio and other details regarding the consideration to be paid by Webster. The results of the due diligence conducted on Webster were described for the Board of Directors. The directors engaged in a discussion with the financial and legal advisors and senior management about the transaction.

At this time, KBW orally expressed its opinion that the consideration paid to NewMil’s stockholders under the draft merger agreement was fair from a financial point of view. Following the discussion, NewMil’s Board of Directors expressed its view that based upon its own experiences and KBW’s fairness review and opinion, the proposed merger represented the best value reasonably available to stockholders. Webster was also preferable to some other potential acquirers from an employee, customer and vendor point of view. Based upon Webster’s historic pattern of acquisitions, NewMil’s Board of Directors felt comfortable that Webster would attempt to retain as many NewMil employees as possible and to provide adequate severance benefits to those employees not continuing with the surviving company. NewMil’s marketplace and customer base represented new and expanded growth opportunities for Webster with some overlap. The Board of Directors also considered its fiduciary responsibilities to stockholders and determined that the negotiated break-up fee would not unreasonably preclude other interested parties from submitting offers to acquire NewMil. Thereafter, the Board of Directors unanimously approved the merger of NewMil and Webster and the merger agreement, and voted to recommend the adoption of the merger agreement to NewMil’s stockholders. Immediately following the Board of Directors vote, KBW delivered its written fairness opinion, dated April 24, 2006.

Following approval by Webster’s Board of Directors, the parties executed the merger agreement and certain related agreements on the evening of April 24, 2006, and the transaction was publicly announced the next morning on April 25, 2006.

Reasons for the Merger and the Recommendation of NewMil’s Board of Directors

NewMil’s Board of Directors believes that the merger presents an opportunity to merge with a leading financial institution and create a combined company that will have significantly greater financial strength and earnings power than NewMil would have on its own. NewMil’s Board of Directors consulted with management as well as financial and legal advisors and determined that the merger is fair to, and in the best interests of, NewMil and its stockholders.

In making its determination to accept Webster common stock as merger consideration, the NewMil Board of Directors, with the assistance of its financial advisors and NewMil management, thoroughly analyzed Webster, its demographics, its diversification and lines of business, the historical performance and prospects of its stock, its current and relative valuation, its financial size and strength and its possible future performance. Webster’s stock is widely followed by numerous analysts, and with the assistance of its financial advisors, NewMil’s Board of Directors considered the analyst reports and consensus short-term and long-term earnings estimates and liquidity for Webster.

In reaching its conclusion to approve the merger agreement, NewMil’s Board of Directors considered a number of factors, including those discussed below.

FINANCIAL CONSIDERATIONS

•	Merger consideration to NewMil stockholders. NewMil’s Board of Directors took into account the proposed merger consideration for NewMil stockholders. NewMil’s Board of Directors assessed the merger consideration in light of the following factors:

•	Based upon its discussions with other potential acquirors, the Board of Directors believed the consideration represented the best value reasonably available;

•	The price to be paid per share of NewMil’s common stock in the transaction represented a premium of 42% over the closing sale price of NewMil’s common stock on April 24, 2006 (the trading day immediately prior to the public announcement of the transaction);

•	The potential for Webster stock price appreciation;

•	The multiples, including price to book value, price to earnings and price to tangible book value, price to assets and core deposit premium implied by Webster’s proposal compared favorably to those which may be realized in comparable transactions;

•	The dramatically increased trading liquidity of the larger Webster franchise; and

•	The belief that the transaction will be tax-free to NewMil stockholders.

•	Financial strength. NewMil’s Board of Directors considered the expected financial strength of the combined company following the merger, the ability of the combined company to realize cost savings and to take advantage of various business opportunities with greater financial resources.

•	Financial analyses and KBW opinion. NewMil’s Board of Directors evaluated the financial analyses and financial presentation of MG Advisors as well as the written opinion of KBW dated April 24, 2006, that, as of such date and based on and subject to the considerations set forth in its opinion, the merger consideration was fair, from a financial point of view, to holders of NewMil common stock. See “Fairness Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 25.

STRATEGIC CONSIDERATIONS

•	Comparison of prospects of the merged entity and a stand alone strategy. NewMil’s Board of Directors considered what it believed to be a number of strategic advantages of the merger in comparison to a stand alone strategy. Webster’s franchise represents one of the most attractive commercial banking franchises in the greater New York metropolitan area.

•	Enhanced regional retail banking presence. NewMil’s Board of Directors considered that a merger with Webster would create a strong regional banking franchise by combining Webster’s strong banking presence in the northeastern United States with NewMil’s strong retail banking franchise in the western Connecticut area.

•	Attractive markets. NewMil’s Board of Directors noted the complementary nature of NewMil’s and Webster’s geographic markets for consumer financial service products, which it believed to present a desirable strategic opportunity for geographic expansion and diversification.

INTEGRATION CONSIDERATIONS

•	Ability to integrate. NewMil’s Board of Directors took note of the integration record of Webster. In this regard, NewMil’s Board of Directors noted that customer and employee disruption from consolidations in the transition phase should not be significant due to the complementary nature of the markets served by NewMil and Webster.

•	Similarity of business strategy, philosophy and culture. NewMil’s Board of Directors noted that NewMil and Webster share a similar commitment to their stockholders, customers, employees and the communities they serve and are both focused on maintaining strong profitability with high asset quality, which NewMil’s Board of Directors believed would facilitate the process of integration of these two organizations.

OTHER STRATEGIC ALTERNATIVES

•	Continued independence. NewMil’s Board of Directors considered the substantial consolidation that is occurring among depository institutions, the high level of competition in banking, and financial services generally, and the increasing importance of scale in the industry. NewMil’s Board of Directors further considered the risks and potential problems involved in a strategy involving growth and the fact that a number of NewMil’s major competitors have substantially greater market share in NewMil’s market area.

•	Superiority of value. NewMil’s Board of Directors noted that based on its own experience and the advice of MG Advisors, the probability of receiving a higher value offer from another competing franchise in the near term was low.

•	Alternative strategic transactions. NewMil’s Board of Directors also noted that, while the merger agreement prohibits NewMil from seeking alternative transactions, it permits NewMil to consider and react appropriately to alternative combination proposals made on an unsolicited basis and that the termination fee should not unreasonably deter another bidder.

GENERAL CONSIDERATIONS

In addition to the foregoing, NewMil’s Board of Directors also took into consideration the following factors:

•	Its knowledge of Webster’s business, operations, financial condition, earnings, asset quality and prospects;

•	Its review of the reports of management and outside advisors concerning the operations, financial condition and prospects of Webster.

•	Its review with its legal advisors of the provisions of the merger agreement. Some of the features of the merger agreement that NewMil’s Board of Directors considered are:

•	The formula by which the merger consideration will be adjusted in the event Webster’s pre-closing stock price is above or below certain levels.

•	The high level of probability that the transaction will close.

•	Its ability to comply with its fiduciary duties if NewMil receives a superior acquisition proposal; and

NewMil’s Board of Directors also considered potentially adverse factors in connection with the merger, including the following:

•	The challenges of integrating the businesses and operations of two unique financial institutions;

•	The possibility that anticipated transaction synergies, including anticipated cost savings, revenue enhancements and growth prospects, would not be achieved or would be achieved later than planned;

•	The requirement to pay Webster a $8.75 million termination fee plus expenses in certain circumstances;

•	The possibility that Webster’s base period trading price falls below $44.85, which would result in a decline in the value of the merger consideration to be received by NewMil stockholders;

•	The risks associated with possible delays in obtaining necessary regulatory and stockholder approvals; and

•	The possibility that merger integration would occupy more of management’s time and attention than anticipated and therefore impact other strategic and business priorities, along with the possibility that the merger may not be consummated.

NewMil’s Board of Directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Board of Directors concluded that the potential positive factors outweighed the potential risks of consummating the merger.

The foregoing discussion of the factors considered by the NewMil Board of Directors in evaluating the merger agreement is not intended to be exhaustive, but rather, includes all material factors considered by the NewMil Board of Directors. In reaching its decision to approve the merger agreement and the merger, the NewMil Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The NewMil Board of Directors considered all these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Purpose and Effects of the Merger

The purpose of the merger is to enable Webster to acquire the assets and business of NewMil through the merger of Webster and NewMil. After the merger, Webster expects to consolidate up to five of NewMil’s and Webster’s branch banking locations based on the close proximity of these branches. The remaining NewMil branches will be operated as branches of Webster Bank.

Webster expects to achieve reductions in the current operating expenses of NewMil upon the consolidation of NewMil Bank’s operations into Webster Bank. Upon completion of the merger, except as discussed below, the issued and outstanding shares of NewMil’s common stock automatically will be converted into the merger consideration. See “Merger Consideration” on page 19.

Structure

NewMil will merge with and into Webster, with Webster surviving following the merger. Prior to the consummation of the merger, Webster and NewMil will cause Webster Bank and NewMil Bank to enter into a merger agreement providing for the merger of NewMil Bank with and into Webster Bank, with Webster Bank being the surviving bank. When the merger takes place, except as discussed below, each issued and outstanding share of NewMil’s common stock will be converted into the right to receive shares of Webster’s common stock based on the merger consideration, as described below. Cash will be paid instead of fractional shares of Webster common stock. Shares of NewMil’s common stock held as treasury stock or held directly or indirectly by NewMil, Webster or any of their respective subsidiaries, other than trust account shares and shares related to a previously contracted debt, will be canceled and shall cease to exist.

Webster and NewMil expect that the merger will take place in the fourth quarter of 2006, after the receipt of all required regulatory and stockholder approvals and the expiration of all regulatory waiting periods. If the merger does not take place by December 31, 2006, the merger agreement may be terminated by either party unless both parties agree to extend it, provided, however, that if regulatory approval or the stockholder meeting is pending, the termination date shall automatically be extended for an additional 30 days.

Merger Consideration

The merger agreement provides that NewMil stockholders will have the right, with respect to each of their shares of NewMil common stock, to receive $41.00 in Webster common stock for each share of NewMil common stock so long as Webster’s average stock price is between $44.85 and $50.25 based upon the average closing price on The New York Stock Exchange of shares of Webster common stock for the ten consecutive trading days ending on the third trading day prior to the date the merger is consummated. If the average closing price of Webster common stock is less than $44.85, the exchange ratio will be fixed at .9142. If the average closing price of Webster common stock is greater than $50.25, the exchange ratio will be fixed at .8159.

NewMil Stock Options.  Upon completion of the merger, each NewMil stock option which is outstanding and unexercised immediately before the merger, shall be automatically converted into an option to purchase shares of Webster common stock in an amount and at an exercise price determined on the following basis, and as otherwise subject to the terms of the 2004 Amended and Restated Stock Option and Incentive Plan for Officers and Key Employees and the 2004 Amended and Restated Stock Option Plan for Outside Directors:

•	the number of shares of Webster common stock to be subject to the option immediately after the effective time of the merger shall be equal to the product of the number of shares of NewMil common stock subject to the option immediately before the merger, multiplied by the Exchange Ratio (as defined in the merger agreement). Any fractional shares of Webster common stock resulting from this multiplication will be rounded down to the nearest whole share; and

•	the exercise price per share of Webster common stock under the converted option immediately after the merger will be equal to the exercise price per share of NewMil common stock under the option immediately before the merger divided by the Exchange Ratio, provided that the exercise price will be rounded up to the nearest cent.

The adjustment will be made in a manner consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The duration and other terms of the NewMil options will otherwise be unchanged except that all references to NewMil in any of the NewMil stock plans (and corresponding references in any option agreement documenting such option) shall be deemed to be references to Webster.

Certificates for fractions of shares of Webster’s common stock will not be issued. In lieu of fractional shares, a NewMil stockholder will be entitled to receive an amount of cash equal to the fraction of a share of Webster’s common stock to which the stockholder would otherwise be entitled multiplied by the average of the daily closing prices per share for Webster’s common stock for the five consecutive trading days immediately preceding, but not including, the trading day before the closing date of the merger.

The conversion of NewMil’s common stock into merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time of the merger, Webster will cause its exchange agent to pay the “purchase price” to each NewMil stockholder who surrenders the appropriate documents to the exchange agent. In this document, we use the term “purchase price” to refer to the (i) shares of Webster’s common stock and (ii) any cash to be paid instead of a fraction of a share of Webster’s common stock, payable to each holder of NewMil’s common stock.

Surrender of Stock Certificates

Webster will deposit with the exchange agent the certificates representing Webster’s common stock and cash to be issued to NewMil stockholders in exchange for NewMil’s common stock. As soon as practicable after the completion of the merger but no later than ten business days, the exchange agent will mail to NewMil stockholders a letter of transmittal, together with instructions for the exchange of their NewMil stock certificates for the merger consideration. Upon surrendering his or her certificate(s) representing shares of NewMil’s common stock, together with the signed letter of transmittal, the NewMil stockholder shall be entitled to receive (i) certificate(s) representing the number of whole shares of Webster’s common stock determined in accordance with the exchange ratio, and (ii) a check representing the amount of cash in lieu of fractional shares. NewMil stockholders will not be paid dividends or other distributions declared after the merger with respect to any Webster common stock into which their shares have been converted until they surrender their NewMil stock certificates for exchange. No interest will be paid or accrue to NewMil stockholders on the cash in lieu of fractional shares or unpaid dividends and distributions, if any. After the effective time of the merger, there will be no further transfers of NewMil common stock. NewMil stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and certify that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, American Stock Transfer & Trust Company will send you instructions on how to provide evidence of ownership.

If any certificate representing shares of Webster’s common stock is to be issued in a name other than that in which the certificate for shares surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the purchase price made available to the exchange agent that remains unclaimed by NewMil stockholders for six months after the effective time of the merger will be returned to Webster. Any NewMil stockholder who has not exchanged shares of NewMil’s common stock for the purchase price in accordance with the merger agreement before that time may look only to Webster for payment of the purchase price for these shares and any unpaid dividends or distributions after that time. Nonetheless, Webster, NewMil, the exchange agent or any other person will not be liable to any NewMil stockholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Regulatory Approvals

For the merger of Webster Bank and NewMil Bank to take place, we must receive approvals of the Office of the Comptroller of the Currency, referred to in this section as the “OCC,” and the Connecticut Commissioner of Banking. In this section, we refer to these approvals as the “required regulatory approvals.” Webster and NewMil have agreed to cooperate to obtain the required regulatory approvals.

Webster Bank has filed with the OCC an application for approval of the merger of Webster Bank and NewMil Bank, and received the required approval of the OCC on          , 2006. We refer to that merger in this section as the “bank merger.” The bank merger is subject to the approval of the OCC under the National Bank Merger and Consolidation Act, the Bank Merger Act provisions of the Federal Deposit Insurance Act and related OCC regulations. These approvals require consideration by the OCC of various factors, including assessments of the competitive effect of the contemplated transaction, the managerial and financial resources and future prospects of the resulting institution, the effectiveness of the institutions involved in combating money laundering, and the effect of the contemplated transaction on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, commonly referred to as the “CRA,” also requires that the OCC, in deciding whether to approve the bank merger, assess the records of performance of Webster Bank and NewMil Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OCC to receive protests and other adverse comments from community groups and others. Webster Bank currently has an “outstanding” CRA rating from the OCC. NewMil Bank currently has an “outstanding” CRA rating from the FDIC. The OCC regulations require publication of notice and an opportunity for public comment concerning the applications filed in connection with the bank merger, and authorize the OCC to hold informal and formal meetings in connection with the applications if the OCC, after reviewing the applications or other materials, determines it desirable to do so or receives a request for an informal meeting. The bank merger may not take place for a period of 15 to 30 days following OCC approval, during which time the Department of Justice has authority to challenge the merger on antitrust grounds. The OCC will determine the precise length of the period in consultation with the Department of Justice. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OCC unless a court specifically orders otherwise. If the Department of Justice does not start a legal action during the waiting period, it may not challenge the transaction afterward, except in an action under Section 2 of the Sherman Antitrust Act.

An acquisition statement has been filed with the Connecticut Commissioner of Banking in connection with the bank merger. In reviewing the acquisition statement, the Connecticut Commissioner will review and consider, among other things, whether the investment and lending policies of Webster Bank and NewMil Bank are consistent with safe and sound banking practices and will benefit the economy of the state, whether the services or proposed services of Webster Bank are consistent with safe and sound banking practices and will benefit the economy of the state, the competitive effects of the transaction, and the financial and managerial resources of Webster and Webster Bank. The Connecticut Commissioner also will review the records of Webster Bank and NewMil Bank under the CRA. The Connecticut Commissioner may, at his discretion, hold a public hearing on the proposed transaction.

Under the Bank Holding Company Act, Webster is required to obtain the approval of the Federal Reserve for the acquisition of NewMil immediately prior to the merger of NewMil Bank into Webster Bank. The Federal Reserve is authorized to waive the application filing requirements for transactions that are structured in the manner of the proposed transaction. Webster has requested [and received approval for] such a waiver.

Webster and NewMil are not aware of any other material governmental approvals that are required for the bank merger to take place that are not described above. If any other approval or action is required, we expect that we would seek the approval or take the necessary action.

The merger cannot take place without all required regulatory approvals, which we have not yet received. There is no assurance that we will receive the remaining approvals, or if we do, when we will receive them or that they will not contain a non-customary condition that materially alters the anticipated benefits and effects of the merger. Also, there is no assurance that the Department of Justice will not challenge the merger on antitrust grounds, or, if a challenge is made, what the result of a challenge would be.

Conditions to the Merger

Under the merger agreement, Webster and NewMil are not obligated to complete the merger unless the following conditions are satisfied:

•	the merger agreement and the merger are approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of NewMil’s common stock;

•	all required regulatory approvals are obtained and remain in full force and effect or are waived, all statutory waiting periods related to these approvals have expired, and none of the regulatory approvals contains a non-customary condition that materially alters the benefits for which Webster bargained for in the merger agreement;

•	the Registration Statement, which includes this proxy statement/prospectus, is declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement is issued and no proceedings for that purpose are initiated or threatened by the SEC; and

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the merger or any of the other transactions contemplated by the merger agreement from taking place is in effect, and no statute, rule, regulation, order, injunction or decree is enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal the consummation of the merger.

Webster is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

•	the representations and warranties of NewMil contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date;

•	NewMil performs in all material respects all covenants and agreements contained in the merger agreement to be performed by NewMil at or prior to the closing date;

•	NewMil obtains the consents, approvals or waivers of each person whose consent or approval is required in order to permit the succession by Webster Bank pursuant to the merger to any obligation, right or interest of NewMil Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except where the failure to obtain consents, approvals or waivers will not have a material adverse effect on NewMil Bank or Webster Bank;

•	NewMil obtains the consents, approvals or waivers of each person whose consent or approval is required in order to permit the succession by Webster pursuant to the merger to any obligation, right or interest of NewMil under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except where the failure to obtain consents, approvals or waivers will not have a material adverse effect on NewMil or Webster;

•	no changes, other than changes contemplated by the merger agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of NewMil or any of its subsidiaries (regardless of whether or not such events or changes are inconsistent with the representations and warranties given in the merger agreement), have occurred that individually or in the aggregate have or would reasonably be expected to have a material adverse effect on NewMil; and

•	NewMil delivers to Webster a “comfort letter” from PricewaterhouseCoopers LLP, NewMil’s independent registered public accounting firm, with respect to NewMil’s financial data presented in the proxy statement/prospectus.

NewMil is not obligated to complete the merger unless the following additional conditions are satisfied or waived:

•	the representations and warranties of Webster contained in the merger agreement are true and correct in all material respects as of the date of the merger agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the closing date of the merger as though made on and as of the closing date;

•	Webster performs in all material respects all covenants and agreements contained in the merger agreement required to be performed by it at or prior to the closing date;

•	the consent, approval or waiver of each person whose consent or approval is required in connection with the transactions contemplated by the merger agreement under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Webster is a party or is otherwise bound shall be obtained;

•	the shares of Webster common stock to be issued in the merger are approved for listing on The New York Stock Exchange; and

•	NewMil shall have received an opinion of counsel stating that the merger will qualify as a “reorganization” for United States federal income tax purposes.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of NewMil before the effective time of the merger. In general, the merger agreement obligates NewMil to continue to carry on its businesses in the ordinary course consistent with past practices and with prudent banking practices, with specific limitations on the lending activities and other operations of NewMil. The merger agreement prohibits NewMil from:

•	declaring any dividends or other distributions on its capital stock other than regular quarterly cash dividends on NewMil’s common stock not to exceed $0.22 per share;

•	splitting, combining or reclassifying any of its capital stock;

•	repurchasing, redeeming or otherwise acquiring any shares of the capital stock of NewMil or any securities convertible into or exercisable for any shares of the capital stock of NewMil;

•	issuing or authorizing or proposing the issuance of any securities, other than the issuance of additional shares of NewMil’s common stock upon the exercise or fulfillment of rights or options issued or existing under NewMil’s stock option plan in accordance with their present terms;

•	amending its certificate of incorporation or bylaws;

•	making capital expenditures in excess of $50,000, individually, or $350,000 in the aggregate;

•	entering any new line of business;

•	acquiring either an equity interest in or the assets of other business organizations except in connection with foreclosures, settlements or troubled loan restructurings, or in the ordinary course of business consistent with prudent banking practices;

•	taking any action that may result in any of its representations and warranties contained in the merger agreement becoming untrue or in any of the applicable conditions contained in the merger agreement not being satisfied, except, in each case, as required by applicable law;

•	changing its methods of accounting in effect at December 31, 2005, except as required by changes in regulatory or generally accepted accounting principles;

•	adopting, amending, renewing or terminating any plan or agreement between NewMil or its subsidiaries and one or more of its current or former directors or officers, except as required by applicable law or the merger agreement or in order to maintain qualification pursuant to the Code;

•	increasing the compensation of any director, executive officer or employee who is party to an employment or severance agreement or paying any benefit not required by any plan or agreement;

•	entering into, modifying or renewing any arrangements between NewMil or its subsidiaries and their employees who are not directors or executive officers and who are not party to an employment or severance agreement that provide for the payment of compensation or benefits in excess of 3.5% of such employee’s base salary except NewMil may increase the salary of one or more such employees by more than 3.5% up to $50,000 in the aggregate;

•	entering into, modifying or renewing any agreement or arrangement providing for the payment of compensation or benefits to any director, executive officer or employee who is party to an employment or severance agreement;

•	hiring any new employee at an annual rate of compensation in excess of $30,000;

•	paying the expenses of any directors or employees for attending out-of-state conventions or similar meetings;

•	promoting any employee to a rank higher than vice president;

•	paying any retention or other bonuses to any employees other than annual bonuses in accordance with NewMil’s bonus plan and past practice;

•	incurring any indebtedness for borrowed money or assuming the obligations of a third party, except for short-term borrowings with a maturity of six months or less or borrowings under NewMil’s existing lines of credit in the ordinary course consistent with past practices;

•	selling, purchasing, opening or closing any banking or other office, except as permitted under the merger agreement;

•	making any equity investments in real estate, other than in connection with foreclosures or settlements in lieu of foreclosures or troubled loan restructurings, in the ordinary course of business consistent with past banking practices;

•	making any new loans or modifying the terms of any existing loans with any affiliated person of NewMil other than in the ordinary course of business;

•	incurring any deposit liabilities, other than in the ordinary course of business consistent with past practice, which would change the risk profile of NewMil based on its existing deposit and lending policies;

•	purchasing any loans or selling, purchasing or leasing any real property other than in a manner consistent with past practices;

•	originating (a) any loans except in accordance with existing NewMil lending policies and practices, (b) residential mortgage loans in excess of $1,000,000, (c) 30 year residential mortgage loans without interest rate, terms, appraisal, and underwriting that do not make them immediately available for sale in the secondary market, (d) unsecured consumer loans in excess of $25,000, (e) commercial business loans in excess of $2,500,000 as to any loan or $5,000,000 in the aggregate as to related loans or loans to related persons, (f) commercial real estate first mortgage loans in excess of $2,500,000 as to any loan or $5,000,000 in the aggregate as to related loans or loans to related borrowers, or (g) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in the preceding clauses (e) and (f) other than in the ordinary course of business consistent with past practice; provided, however, that any loans made by NewMil in excess of $500,000 shall be reviewed and approved in advance by the Chief Executive Officer of NewMil;

•	making any investments other than in overnight federal funds and U.S. Treasuries that have a maturity date that does not exceed three months;

•	taking any actions that would prevent the transactions contemplated by the merger agreement from qualifying as a reorganization under section 368(a) of the Code;

•	selling or purchasing any mortgage loan servicing rights; or

•	agreeing or committing to do any of the actions listed above.

Third Party Proposals

Under the merger agreement, NewMil generally may not, and must instruct its officers, directors, employees, agents and other representatives not to, maintain, initiate, solicit or encourage (including by way of furnishing information or assistance) or take any other action to facilitate any inquiries or the making of any proposal that constitutes or reasonably may be expected to lead to any “competing proposal.” The merger agreement also prohibits NewMil from holding discussions or negotiations relating to any competing proposal and from agreeing to or endorsing any competing proposal.

The merger agreement defines a “competing proposal” as (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of NewMil or any business line of NewMil that constitutes 15% or more of the net revenues, net income or assets of NewMil or 15% or more of any class of equity securities of NewMil, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owing 15% or more of any class of equity securities of NewMil or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NewMil, other than the transactions contemplated by the merger agreement.

Notwithstanding the above restrictions, in connection with a “superior competing transaction” and subject to other specified conditions, NewMil will be permitted to furnish information with respect to, or enter into discussions or negotiations with, any person that makes an unsolicited bona fide proposal to acquire NewMil; provided, however, that (a) the NewMil stockholders have not adopted and approved the merger agreement; (b) the NewMil Board of Directors has determined in good faith, after consultation with outside counsel, that such action is required in order to comply with the Board’s fiduciary duties to the NewMil stockholders imposed by Delaware law; (c) NewMil provides prior written notice to Webster of its decision to take such action; (d) NewMil receives an executed confidentiality agreement on terms no less favorable to NewMil than those contained in the confidentiality agreement between Webster and NewMil; and (e) NewMil keeps Webster informed, on a current basis, of the status and details of any such discussions or negotiations.

The merger agreement defines a “superior competing transaction” as any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of NewMil common stock then outstanding or all or substantially all the assets of NewMil, and otherwise on terms which the Board of Directors of NewMil determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisors) to be more favorable to its stockholders than the merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

Expenses; Breakup Fee

The merger agreement generally provides that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid for by the party incurring such costs and expenses. However, if the merger agreement is terminated by Webster or NewMil due to NewMil’s stockholders not having approved the merger agreement and both (a) after the date of the merger agreement (April 24, 2006) and before the special meeting date, there shall have been a “third party public event” (as defined in the merger agreement) and (b) within 18 months following the date of termination of the merger agreement, NewMil enters into an agreement for an “acquisition transaction” (as defined in the merger agreement) or an acquisition transaction otherwise occurs, NewMil shall pay all documented, reasonable costs and expenses of Webster up to $750,000, plus a breakup fee of $8,750,000. If the merger agreement is terminated by Webster or NewMil as a result of a willful material breach of a representation, warranty, covenant or other agreement contained in the merger agreement by the other party, such breaching party shall pay all documented, reasonable costs and expenses of the terminating party up to $750,000, plus liquidated damages in the amount of $8,750,000. If the merger agreement is terminated by Webster due to the failure of NewMil’s Board of Directors to recommend approval of the merger agreement or to oppose any third party proposal, and both (a) after the date of the merger agreement (April 24, 2006) and before the special meeting date, there shall have been a “competing proposal” (as defined in the merger agreement) and (b) within 18 months following the date of termination of the merger agreement, NewMil enters into an agreement for an “acquisition transaction” or an acquisition transaction otherwise occurs, NewMil shall pay all documented, reasonable costs and expenses of Webster up to $750,000, plus a breakup fee of $8,750,000. If the merger agreement is terminated by Webster as a result of NewMil’s failure to hold the special meeting within the specified time period or the violation of the “no-shop” provision contained in the merger agreement, NewMil shall pay all documented, reasonable costs and expenses up to $750,000 incurred by Webster in connection with this Agreement and the transactions contemplated thereby, plus a breakup fee of $8,750,000.

Fairness Opinion of Keefe, Bruyette & Woods, Inc.

NewMil engaged KBW to render financial advisory and investment banking services to NewMil. KBW agreed to assist NewMil in assessing the fairness, from a financial point of view, of the merger with Webster to the stockholders of NewMil. NewMil selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with NewMil and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the NewMil Board of Directors held on April 24, 2006, at which the NewMil Board of Directors evaluated the proposed merger with Webster. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the consideration to NewMil stockholders in the merger was fair from a financial point of view. The NewMil Board of Directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Appendix B to this document and is incorporated herein by reference. NewMil’s stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the NewMil Board of Directors and addresses only the fairness, from a financial point of view, of the consideration offered to the NewMil stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any NewMil stockholder as to how the stockholder should vote at the NewMil special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things,

•	the merger agreement,

•	Annual Reports to stockholders and Annual Reports on Form 10-K of Webster,

•	Quarterly Reports on Form 10-Q of Webster,

•	Annual Reports to stockholders and Annual Reports on Form 10-K of NewMil, and

•	Quarterly Reports on Form 10-Q of NewMil;

•	held discussions with members of senior management of NewMil and Webster regarding

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for NewMil and Webster and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by KBW, or that was publicly available. KBW did not attempt or assume any responsibility to verify such information independently. KBW relied upon the management of NewMil and Webster as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Webster and NewMil are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Webster or NewMil, nor did it examine or review any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by NewMil’s and Webster’s senior management teams. NewMil and Webster do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of NewMil common stock into Webster common stock will be tax-free for Webster and NewMil. KBW’s opinion is not an expression of an opinion as to the prices at which shares of NewMil common stock or shares of Webster common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, NewMil and Webster. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the NewMil Board of Directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the NewMil Board of Directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the NewMil Board of Directors on April 24, 2006, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the NewMil Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal.  Pursuant to the terms of the Agreement, each outstanding share of NewMil common stock will be converted into a certain number of shares of Webster common stock, determined by dividing $41.00 by the Base Period Trading Price (as defined in the Agreement) for Webster common stock, computed to four decimal places (the “Exchange Ratio”). If the Base Period Trading Price exceeds $50.25, the Exchange Ratio will be fixed at 0.8159; if the Base Period Trading Price is less than $44.85, the Exchange Ratio will be fixed at 0.9142. Based on Webster’s closing stock price on April 21, 2006, of $47.65, the exchange ratio represented a value of $41.00 per share to NewMil.

Selected Peer Group Analysis.  KBW compared the financial performance and market performance of Webster to those of a group of comparable bank holding companies nationwide with assets between $10 billion and $50 billion and NewMil to those of a group of comparable bank holding companies and commercial banks, and a group of thrift holding companies in Connecticut, Massachusetts, Vermont, New Hampshire, Rhode Island, southern New York and northern New Jersey with assets between $500 million and $3 billion.

Companies included in Webster’s peer group were:

Associated Banc-Corp	FirstMerit Corporation
BancorpSouth, Inc.	Fulton Financial Corporation
BOK Financial Corporation	Huntington Bancshares Incorporated
City National Corporation	Mercantile Bankshares Corporation
Colonial BancGroup, Inc.	Sky Financial Group, Inc.
Commerce Bancorp, Inc.	South Financial Group, Inc.
Commerce Bancshares, Inc.	Synovus Financial Corp.
Compass Bancshares, Inc.	TCF Financial Corporation
First Citizens BancShares, Inc.	Valley National Bancorp
First Horizon National Corporation	Zions Bancorporation

Companies included in NewMil’s bank holding company and commercial bank peer group were:

Bancorp Rhode Island, Inc.	Lakeland Bancorp, Incorporated
Cambridge Bancorp	Merchants Bancshares, Inc.
Century Bancorp, Inc.	Northway Financial, Inc.
Enterprise Bancorp, Inc.	Slade’s Ferry Bancorp
First Morris Bank & Trust	U.S.B. Holding Co., Inc.
Greater Community Bancorp	Wainwright Bank & Trust Company
Hudson Valley Holding Corp.	Washington Trust Bancorp, Inc.
Independent Bank Corp.	Westbank Corporation

Companies included in NewMil’s thrift holding company peer group were:

American Bancorp of New Jersey, Inc.	LSB Corporation
Benjamin Franklin Bancorp, Inc.	MASSBANK Corp.
Berkshire Hills Bancorp, Inc.	New Hampshire Thrift Bancshares, Inc.
Brookline Bancorp, Inc.	PennFed Financial Services, Inc.
Central Bancorp, Inc.	Provident New York Bancorp
Hingham Institution for Savings

To perform this analysis, KBW used the financial information as of and for the quarters ended December 31, 2005 and March 31, 2006. Market price information was as of April 21, 2006, and 2006 and 2007 earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

KBW’s analysis showed the following concerning Webster’s and NewMil’s financial performance:

					NewMil
				NewMil Bank	Thrift Peer
		Webster Peer		Peer Group	Group
	Webster	Group Median	NewMil	Median	Median

Core Return on Average Assets	0.97%	1.31%	0.95%	0.88%	0.75%
Core Return on Average Equity	10.39%	14.37%	15.25%	11.26%	6.32%
Net Interest Margin	3.26%	3.70%	3.30%	3.66%	3.10%
Fee Income/Revenue	29.4%	31.4%	13.7%	15.9%	10.2%
Efficiency Ratio	61.5%	56.8%	60.3%	67.9%	64.0%

KBW’s analysis showed the following concerning Webster’s and NewMil’s financial condition:

					NewMil
				NewMil Bank	Thrift Peer
		Webster Peer		Peer Group	Group
	Webster	Group Median	NewMil	Median	Median

Equity / Assets	9.16%	9.13%	6.07%	7.42%	11.69%
Tangible Equity / Tangible Assets	5.48%	6.69%	5.19%	6.18%	8.47%
Loans / Deposits	104.2%	96.2%	80.8%	82.7%	105.3%
Securities / Assets	20.1%	20.6%	36.9%	30.9%	21.6%
Loan Loss Reserves / Loans	1.22%	1.18%	0.99%	1.23%	0.91%
NPA/Loans + OREO	0.53%	0.37%	0.06%	0.34%	0.06%
Net Charge Offs / Average Loans	0.05%	0.17%	0.03%	0.03%	0.01%

KBW’s analysis showed the following concerning Webster’s and NewMil’s market performance:

									NewMil
							NewMil Bank		Thrift Peer
			Webster Peer				Peer Group		Group
	Webster		Group Median		NewMil		Median		Median

One Year Price Change	9.1%		10.8%		10.1%		1.4%		8.1%
Market / Book Value	1.53	x	2.08	x	2.23	x	1.68	x	1.37	x
Market / Tangible Book Value	2.62	x	3.04	x	2.63	x	2.10	x	1.67	x
Price / 2006 GAAP ESP	14.3	x	14.8	x	13.8	x	15.8	x	19.8	x
Price / 2007 GAAP ESP	13.1	x	13.5	x	13.3	x	15.0	x	20.4	x
Dividend Yield	2.3%		2.9%		3.0%		2.6%		2.1%
2006 Dividend Payout	32.4%		42.6%		40.4%		41.3%		26.2%

Comparable Transaction Analysis.  KBW reviewed certain financial data related to selected comparably sized acquisitions of bank holding companies and thrift holding companies announced after January 1, 2003, with headquarters in Connecticut, Massachusetts or upstate New York and with aggregate transaction values between $50 million and $1 billion. The transactions included in the group of acquired bank holding companies were:

Acquiror	Acquiree

Partners Trust Financial Group, Inc. (MHC)	BSB Bancorp, Inc.
Banknorth Group, Inc.	CCBT Financial Companies, Inc.
Banknorth Group, Inc.	First & Ocean BanCorp
Citizens Financial Group, Inc.	Community Bancorp, Inc.

The transactions included in the group of acquired thrift holding companies were:

Acquiror	Acquiree

Hudson City Bancorp, Inc.	Sound Federal Bancorp, Inc.
Berkshire Hills Bancorp Inc.	Woronoco Bancorp, Inc.
Banknorth Group, Inc.	BostonFed Bancorp, Inc.
First Niagara Financial Group, Inc.	Hudson River Bancorp, Inc.
Provident Bancorp, Inc.	Warwick Community Bancorp, Inc.
Banknorth Group, Inc.	Foxborough Savings Bank
Seacoast Financial Services Corp.	Abington Bancorp, Inc.
Webster Financial Corporation	FIRSTFED AMERICA BANCORP, INC.
First Niagara Financial Group, Inc.	Troy Financial Corporation
New Haven Savings Bank	Alliance Bancorp of New England, Inc.
New Haven Savings Bank	Connecticut Bancshares, Inc.
Sovereign Bancorp, Inc.	First Essex Bancorp, Inc.
Citizens Financial Group, Inc.	Port Financial Corp.

Transaction multiples for the merger were derived from $41.00 (based upon Webster’s closing share price on April 21, 2006) per share price for NewMil. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

			Bank Comparable		Thrift Comparable
	Webster / NewMil		Transactions Median		Transactions Median

Price / LTM EPS	19.5	x	22.8	x	20.4	x
Price / Estimated EPS	18.2	x	18.3	x	18.6	x
Price / Book Value	3.16	x	2.53	x	2.12	x
Price / Tangible Book Value	3.73	x	2.60	x	2.54	x
Core Deposit Premium	23.0%		17.5%		20.8%

No company or transaction used as a comparison in the above analysis is identical to NewMil, Webster or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Financial Impact Analysis.  KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Webster and NewMil. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Webster. In the course of this analysis, KBW used earnings estimates for Webster for 2006 and 2007 from a nationally recognized earnings estimate consolidator and assumed 8% earnings growth in 2008, and used NewMil management’s earnings estimate for 2006, and assumed 9% growth in 2007 and 2008. This analysis indicated that the merger is expected to be accretive to Webster’s estimated earnings per share in 2007 and 2008, and accretive to cash earnings per share in 2007 and 2008. Cash earnings were estimated by adding the anticipated core deposit intangible amortization expense to GAAP earnings. The analysis also indicated that the merger is expected to be accretive to book value per share and dilutive to tangible book value per share for Webster and that Webster would maintain well capitalized capital ratios and thus will have the financial ability to execute the merger. This analysis was based on certain assumptions provided by Webster and NewMil with regard to cost savings, merger related charges and the amortization of intangibles. For all of the above analyses, the actual results achieved by Webster following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that NewMil could provide to equity holders through 2010 on a stand-alone basis, excluding the effects related to the merger. In performing this analysis, KBW used budgeted

2006 net income and applied a range of long-term growth rates from 8.0% to 10.0% thereafter. The range of values was determined by adding (1) the present value of projected cash dividends to NewMil stockholders from 2006 to 2010, assuming a constant dividend payout ratio of 40.4% and (2) the present value of the “terminal value” of NewMil’s common stock. In calculating the terminal value of NewMil, KBW applied multiples ranging from 14.0x to 19.0x to 2011 forecasted earnings. The dividend stream and the terminal value were discounted back to present value terms using discount rates ranging from 10.0% to 12.0%, which KBW viewed as appropriate for a company with NewMil’s risk characteristics. This resulted in a range of values of NewMil from $30.37 to $43.50 per share.

KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of NewMil.

Other Analyses.  KBW reviewed the relative financial and market performance of NewMil and Webster along with a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Webster.

The NewMil Board of Directors has retained KBW as an independent contractor to act as financial adviser to NewMil regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, NewMil and Webster. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of NewMil and Webster for KBW’s own account and for the accounts of its customers.

NewMil and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. NewMil paid KBW a cash fee of $50,000 promptly after the execution of the engagement letter. NewMil has also agreed to pay KBW cash fee of $50,000 promptly after the mailing of any proxy statement or registration statement relating to the Merger. Finally, NewMil has agreed to pay KBW a cash fee of $150,000 at the time of consummation of the Merger. Pursuant to the KBW engagement agreement, NewMil also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

The projected financial information of NewMil, referred to above, under the heading “Fairness Opinion of Keefe, Bruyette & Woods, Inc.”, in this Form S-4, has been prepared by, and is the responsibility of, NewMil’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to NewMil’s historical financial information. It does not extend to the projected financial information and should not be read to do so. This projected financial information was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Representations and Warranties

In the merger agreement, NewMil made representations and warranties to Webster. The material representations and warranties of NewMil relate to the following:

•	the proper organization and good standing of NewMil and NewMil Bank;

•	insurance of NewMil Bank deposit accounts by the FDIC;

•	a listing of all subsidiaries of NewMil;

•	capitalization of NewMil;

•	existence of corporate power and authority of NewMil and NewMil Bank to execute, deliver and perform their various obligations under the transaction documents;

•	NewMil Board of Directors approval of the merger agreement;

•	a listing of all consents and approvals required to complete the merger;

•	maintenance of sufficient internal accounting controls;

•	proper presentation of financial statements;

•	NewMil’s filings with the SEC comply in all material respects with applicable requirements;

•	no broker’s fees other than to KBW and MG Advisors, Inc.;

•	absence of any material adverse change in NewMil;

•	absence of legal proceedings;

•	timely filing of tax returns and absence of tax claims;

•	existence of employee benefit plans and material compliance with applicable law;

•	existence of material contracts and their effectiveness;

•	absence of regulatory agreements with banking regulators;

•	material compliance with environmental law;

•	adequacy of loss reserves;

•	existence of properties and assets, absence of encumbrances, and existence of good title;

•	existence of insurance policies;

•	operations in material compliance with applicable laws;

•	existence of loans, their material compliance with applicable laws and Board of Director-approved loan policies, and proper perfection of security interests;

•	a listing of all affiliates of NewMil;

•	accuracy of information regarding NewMil to be included in this document;

•	receipt of the fairness opinion of KBW;

•	labor matters;

•	intellectual property matters; and

•	inapplicability of anti-takeover provisions.

In the merger agreement, Webster made representations and warranties to NewMil. The material representations and warranties of Webster are the following:

•	the proper organization and good standing of Webster and Webster Bank;

•	capitalization of Webster and ownership of shares of Webster Bank;

•	existence of corporate power and authority to execute, deliver and perform Webster’s and Webster Bank’s obligations under the transaction documents;

•	a listing of all consents and approvals required to complete the merger;

•	absence of legal proceedings;

•	accuracy of information regarding Webster to be included in this document;

•	timely filing of tax returns;

•	Webster’s filings with the SEC comply in all material respects with applicable requirements;

•	absence of any material adverse change in Webster;

•	maintenance of sufficient internal accounting controls;

•	operations in material compliance with applicable laws;

•	absence of agreements with regulatory agencies;

•	absence of any action or knowledge of any circumstance that could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

•	proper presentation of financial statements.

Termination and Amendment of the Merger Agreement

Before or after NewMil stockholders approve the merger agreement, it may be terminated:

•	by mutual written consent of Webster and NewMil;

•	by either Webster or NewMil upon written notice if any required regulatory approval is denied or any regulatory application is withdrawn at a regulator’s request unless within ten business days following such denial or withdrawal, the parties have agreed to file or have filed a petition for a rehearing or an amended application or have agreed to take some other ameliorative action, unless such denial or request for withdrawal is due to the failure of the party seeking to terminate;

•	by either Webster or NewMil if the merger has not taken place on or before December 31, 2006, unless the failure to complete the merger by that date is due to the terminating party’s failure to perform or observe its covenants and agreements in the merger agreement, provided, however, that if regulatory approval or the stockholder meeting is pending, the termination date shall automatically be extended for an additional 30 days;

•	by either Webster or NewMil if NewMil’s stockholders do not approve the merger agreement due to failure to obtain the required vote at a duly held meeting of stockholders;

•	by either Webster or NewMil (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement that, individually or in the aggregate, would give the other party the right to terminate the merger agreement) if there shall have been a breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a material adverse effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party thereto or such breach, by its nature, cannot be cured prior to the closing;

•	by either Webster or NewMil (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained in the merger agreement that, individually or in the aggregate, would give the other party the right to terminate the merger agreement) if there shall have been a material breach of any of the covenants or agreements set forth in the merger agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party thereto or such breach, by its nature, cannot be cured prior to the closing; and

•	by Webster if NewMil (i) fails to call and hold, within 40 days of the registration statement being declared effective by the SEC, a special meeting of NewMil stockholders to approve the merger agreement, (ii) fails to recommend that NewMil stockholders approve the merger and merger agreement, (iii) fails to oppose a competing third party proposal, or (iv) violates the “no shop” provision contained in the merger agreement.

The merger agreement also permits, subject to applicable law, the Boards of Directors of Webster and NewMil to:

•	amend the merger agreement except as provided below;

•	extend the time for performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered under the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

After approval of the merger agreement by NewMil’s stockholders, no amendment of the merger agreement may be made without further stockholder approval if the amendment would reduce the amount or change the form of the consideration to be delivered to NewMil’s stockholders under the merger agreement.

Material Federal Income Tax Consequences

The following summary discusses the material federal income tax consequences of the merger to NewMil stockholders. The summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, the U.S. Treasury regulations promulgated under the Code and related administrative interpretations and judicial decisions, all as in effect as of the effective time of the merger, and all of which are subject to change, possibly with retroactive effect.

The summary assumes that the holders of shares of NewMil’s common stock hold their shares as capital assets. The summary applies only to holders of shares of NewMil common stock that are U.S. persons. For purposes hereof, a U.S. person is:

•	a U.S. citizen or resident, as determined for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

This summary is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in this summary or that these positions will be upheld by the courts if challenged by the Internal Revenue Service. No ruling from the Internal Revenue Service has been or will be requested with respect to the merger.

The summary does not address the tax consequences that may be applicable to particular NewMil stockholders in light of their individual circumstances or to NewMil stockholders who are subject to special tax rules, including:

•	tax-exempt organizations;

•	mutual funds;

•	dealers in securities or foreign currencies;

•	banks or other financial institutions;

•	insurance companies;

•	non-United States persons;

•	stockholders who acquired shares of NewMil’s common stock through the exercise of options or otherwise as compensation or through a qualified retirement plan;

•	stockholders who are subject to the alternative minimum tax;

•	stockholders who hold shares of NewMil’s common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	traders in securities who elect to apply a mark-to-market method of accounting; and

•	holders that do not hold their NewMil common stock as capital assets.

This summary is for general information purposes only. It is not a complete analysis or discussion of all potential effects of the merger. It also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction or under any federal laws other than those pertaining to the federal income tax.

The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

Exchange for Webster Common Stock.  A holder that exchanges its shares of NewMil common stock solely for shares of Webster common stock will not recognize any gain or loss except in respect of cash received instead of a fractional share of Webster common stock (as discussed below). The aggregate adjusted tax basis of the shares of Webster common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of NewMil common stock surrendered for the Webster common stock, reduced by the adjusted tax basis allocable to any fractional shares deemed received in the merger as described below. The holding period of the Webster common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of NewMil common stock were held.

Cash Received Instead of a Fractional Share.  A holder who receives cash instead of a fractional share of Webster common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of NewMil common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of NewMil common stock is more than one year at the effective time of the merger.

Information Reporting and Backup Withholding.  Unless an exemption applies, the exchange agent will be required to withhold, and will withhold, 28% of any cash payments to which a NewMil stockholder or other payee is entitled pursuant to the merger, unless the stockholder or other payee provides his or her tax identification number (social security number or employer identification number) and certifies that the number is correct. Each stockholder and, if applicable, each other payee, is required to complete and sign the Form W-9 that will be included as part of the transmittal letter to avoid being subject to backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to Webster and the exchange agent.

The federal income tax consequences set forth above are based upon present law and do not purport to be a complete analysis or listing of all potential tax effects that may apply to a holder of NewMil’s common stock. The tax effects that are applicable to a particular holder of NewMil common stock may be different from the tax effects that are applicable to other holders of NewMil common stock, including the application and effect of state, local and other tax laws other than those pertaining to the federal income tax, and thus, holders of NewMil common stock are urged to consult their own tax advisors.

Options.  As described above in the section titled “Merger Consideration — NewMil Stock Options,” holders of options to purchase NewMil common stock that are outstanding at the effective time of the merger will have their NewMil options converted into options to purchase shares of Webster common stock. The assumption of the options by Webster should not be a taxable event and former holders of NewMil options who hold options to purchase Webster common stock after the merger should be subject to the same federal income tax treatment upon exercise of those options as would have applied if they had exercised their NewMil options.

Holders of NewMil options are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

Accounting Treatment

The merger, if completed, will be treated as a purchase by Webster of NewMil for accounting purposes. Accordingly, under U.S. generally accepted accounting principles, the assets and liabilities of NewMil will be recorded on the books of Webster at their respective fair values at the time of the consummation of the merger.

Resales of Webster’s Common Stock Received in the Merger

Webster is registering the issuance of the shares of its common stock to be exchanged in the merger under the Securities Act of 1933, as amended (the “Securities Act”). The shares will be freely transferable under the Securities Act, except for shares received by NewMil stockholders who are affiliates of NewMil or Webster at the time of the special meeting. These affiliates may only resell their shares pursuant to an effective registration statement under the Securities Act covering the shares, in compliance with Securities Act Rule 145 or under another exemption from the Securities Act’s registration requirements. This proxy statement/prospectus does not cover any resales of Webster’s common stock by Webster or NewMil affiliates. Affiliates will generally include individuals or entities who control, are controlled by or are under common control with NewMil or Webster, and may include officers or directors, as well as principal stockholders of NewMil or Webster.

Employee Benefits

To the extent permissible under applicable law and the Webster Bank Employee Investment Plan, Webster shall recognize, solely for purposes of determining eligibility and vesting under the Webster Bank Employee Investment Plan, the service of any NewMil employee who becomes an employee of Webster Bank or a subsidiary of Webster Bank at the effective time and such service shall also include any service with a predecessor of NewMil to the extent that such service was credited for eligibility and vesting purposes under the NewMil Bank 401(k) Profit Sharing Plan. No service with NewMil or any predecessor of NewMil shall be taken into account for any purpose under the Webster Bank Pension Plan or the Webster Bank Employee Stock Ownership Plan.

Employees of NewMil who become employees of Webster Bank or a subsidiary of Webster Bank after the merger will (i) be eligible for employee benefits that Webster Bank or a subsidiary of Webster Bank, as the case may be, provides to its newly-hired employees generally and, except as set forth in the next paragraph, on substantially the same basis as is applicable to such newly-hired employees, (ii) be given credit with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage under Webster Bank’s group health, life insurance and disability plans equal to the credit that any such employee had received as of the effective time towards the satisfaction of any such limitations and waiting periods under the comparable plans of NewMil, (iii) be given credit for amounts paid under similar plans of NewMil in connection with annual deductible, co-insurance and maximum out-of-pocket expenses for purposes of satisfying applicable annual deductible, co-insurance and maximum out-of-pocket expenses under Webster Bank’s plans and (iv) have waived preexisting condition limitations to the same extent waived under the corresponding NewMil plan.

NewMil full-time employees, other than any employee who is a party to any written agreement relating to employment or severance, who are not offered full-time employment with Webster Bank or any of its subsidiaries as of the closing date of the merger or who are terminated by Webster Bank or an employing subsidiary of Webster Bank following the closing date of the merger, will be eligible to receive severance benefits in accordance with the terms of the Webster Salary Continuation Policy, excluding severance payments with respect to annual incentive or other bonuses. NewMil employees who are offered comparable full-time employment with Webster as of the closing of the merger, but who do not accept such employment, shall not be eligible for severance.

Support Agreements

Webster required NewMil’s officers and directors to enter into support agreements. These support agreements require the officers and directors to vote all of the shares of NewMil common stock beneficially owned by them in favor of the merger.

As of the record date, the NewMil stockholders who entered into support agreements collectively held shares of NewMil common stock which represented approximately [          ]% of the outstanding NewMil common stock. None of the NewMil officers and directors who are parties to the support agreements were paid additional consideration in connection with the execution of such agreements.

Interests of NewMil Directors and Executive Officers in the Merger That are Different Than Yours

Pre-Existing Employment Agreement.  NewMil has a pre-existing employment agreement with Mr. Wiatr (the “Wiatr Employment Agreement”) which will be superseded or clarified by new agreements as described below. Under the Wiatr Employment Agreement, upon a change of control, Mr. Wiatr would be entitled to receive a lump sum cash payment of three times his annual compensation, which includes bonuses or incentive compensation. Additionally, NewMil will (i) cause Mr. Wiatr to become fully vested in any qualified and non-qualified plans, if such plans to not address the effect of a change of control, (ii) contribute any matching and profit-sharing contributions to Mr. Wiatr’s 401(K) plan account based upon the income earned for the plan year, (iii) continue life and disability insurance for 36 months after Mr. Wiatr’s termination or until he becomes employed by another employer and (iv) continue medical coverage for Mr. Wiatr and his family through February 2015. The merger would constitute a change of control for purposes of the Wiatr Employment Agreement.

Executive Officer Automobiles.  By prior agreement and pursuant to Mr. Wiatr’s Employment Agreement, the ownership of certain bank owned automobiles used exclusively by Messrs. Wiatr, McMahon and Granata will be transferred to these executives before the closing of the merger. The aggregate book value of these automobiles is anticipated to be approximately $18,500, at September 30, 2006.

Executive Officer Change in Control Agreements.  Each of the following executive officers of NewMil has entered into a Change in Control Agreement with NewMil: John A. Baker, Diane Farrell, Thomas W. Grant III, B. Ian McMahon, Betty A. Pacocha, Roberta Reed, Terrence J. Shannon, William Starbuck, Robert Granata, Virginia Dexter and June Walker. Pursuant to the Change in Control Agreements, if NewMil merges of consolidates with another corporation, such executive officer will receive severance benefits. Depending on the terms of each Change in Control Agreement, the executive officer will receive a lump sum cash payment equal to (i) 50% of the executive officer’s annual compensation (two agreements), (ii) 100% of the executive officer’s annual compensation (seven agreements), (iii) 150% of the executive officer’s annual compensation (one agreement), and (iv) 299% of the executive officer’s annual compensation (one agreement). Annual compensation includes bonuses and incentive compensation. Additionally, NewMil will (i) cause the executive officer to become fully vested in any qualified and non-qualified plans, if such plans do not address the effect of a change of control and (ii) contribute any matching and profit-sharing contributions to the executive officer’s 401(K) plan account based upon the income earned for the plan year. Six of the Change in Control Agreements pay reasonable expenses (up to $30,000 for five agreements and up to $25,000 for one agreement) associated with the outplacement of the executive officer to a professional outplacement firm for the purpose of assisting the executive officer to find a comparable position. The other five Change in Control Agreements do not pay any expenses for outplacement services. If the legality of the Change in Control Agreements is challenged, such agreements provide for the payment of the executive’s legal fees (maximum amount of $20,000 for two agreements, $40,000 for two agreements, $50,000 for five agreements, $150,000 for one agreement and $250,000 for one agreement) in defending against any such action. The merger would constitute a change of control for purposes of these Change of Control Agreements.

New Agreements with Messrs. Wiatr and McMahon.  Prior to closing the merger, each of Webster Bank and Messrs. Wiatr and McMahon intend to negotiate and enter into new consulting agreements.

Board of Advisors.  After the merger, Webster Bank will establish an advisory board, whose membership may include some of the directors of NewMil, among others.

Indemnification and Insurance.  Webster has agreed to indemnify and hold harmless each of NewMil’s present and former directors, officers and employees for a period of six years from the effective time of the merger from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent allowed under applicable law and the certificate of incorporation and bylaws of Webster. Webster has also agreed that it will maintain NewMil’s existing directors’ and officers’ liability insurance policy, or provide a policy providing similar coverage, for the benefit of NewMil’s directors and officers who are currently covered by such insurance, for at least three years from the effective time of the merger, with respect to acts or omissions occurring prior to the effective time of the merger, subject to a limit on the cost to maintain such coverage.

DESCRIPTION OF CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

Set forth below is a description of Webster’s capital stock, as well as a summary of the material differences between the rights of holders of NewMil’s common stock and their prospective rights as holders of Webster’s common stock. If the merger agreement is approved and the merger takes place, the holders of NewMil’s common stock will become holders of Webster’s common stock. As a result, Webster’s restated certificate of incorporation, as amended, and bylaws, as amended, and the applicable provisions of the General Corporation Law of the State of Delaware, referred to in this section as the “Delaware corporation law,” will govern the rights of current holders of NewMil’s common stock.

The following comparison is based on the current terms of the governing documents of Webster and NewMil. The discussion is intended to highlight important similarities and differences between the rights of holders of Webster’s common stock and NewMil’s common stock.

Webster’s Common Stock

The certificate of incorporation of Webster authorizes 200,000,000 shares of common stock, par value, $.01 per share, of which [          ] shares were outstanding as of [          ], 2006. In addition, as of [          ], 2006, there were outstanding options to purchase [          ] shares of Webster’s common stock granted to directors, officers and other employees of Webster.

Holders of Webster’s common stock are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Webster’s common stock is not subject to additional calls or assessments by Webster, and all shares of Webster’s common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of Webster’s common stock, its lack of preemptive rights, the classification of Webster’s Board of Directors and provisions of Webster’s certificate of incorporation and bylaws that may prevent a change in control of Webster or that would operate only in an extraordinary corporate transaction involving Webster or its subsidiaries, see “— Certificate of Incorporation and Bylaw Provisions.” Holders of Webster’s common stock and any class or series of stock entitled to participate with it are entitled to receive dividends declared by the Board of Directors of Webster out of any assets legally available for distribution. No dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over Webster’s common stock.

In the unlikely event of any liquidation, dissolution or winding up of Webster, the holders of Webster’s common stock and any class or series of stock entitled to participate with it would be entitled to receive all remaining assets of Webster available for distribution, in cash or in kind, after payment or provision for payment of all debts and liabilities of Webster and after the liquidation preferences of all outstanding shares of any class of stock having preference over Webster’s common stock have been fully paid or set aside.

NewMil’s Common Stock

The certificate of incorporation of NewMil authorizes 20,000,000 shares of NewMil’s common stock, par value $.50 per share, of which [          ]shares were outstanding as of [          ], 2006. In addition, as of [          ], 2006, there were outstanding options to purchase [          ] shares of NewMil’s common stock granted to directors, officers and other employees of NewMil.

Each share of NewMil’s common stock has the same relative rights and is identical in all respects to each other share of NewMil’s common stock. As with Webster’s common stock, NewMil’s common stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

Holders of NewMil’s common stock are entitled to one vote per share on each matter properly submitted to stockholders for their vote, including the election of directors. Holders of NewMil’s common stock have distribution and liquidation rights similar to those of holders of Webster’s common stock. All shares of NewMil’s common stock currently outstanding are fully paid and nonassessable. For a discussion of the voting rights of NewMil’s common stock, its lack of preemptive rights and provisions in NewMil’s certificate of incorporation which may prevent a change in control of NewMil, see “— Certificate of Incorporation and Bylaw Provisions.”

Webster’s Preferred Stock

Webster’s certificate of incorporation authorizes its Board of Directors, without further stockholder approval, to issue up to 3,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the Board of Directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to Webster’s common stock.

Certificate of Incorporation and Bylaw Provisions

The following discussion is a general summary of provisions of Webster’s certificate of incorporation and bylaws, and a comparison of those provisions to similar types of provisions in the certificate of incorporation and bylaws of NewMil. The discussion is necessarily general and, for provisions contained in Webster’s certificate of incorporation and bylaws or in NewMil’s certificate of incorporation and bylaws, reference should be made to the documents in question. Some of the provisions included in Webster’s certificate of incorporation and bylaws may serve to discourage a change in control of Webster even if desired by a majority of stockholders. These provisions are designed to encourage potential acquirers to negotiate directly with the Board of Directors of Webster and to discourage other takeover attempts.

Directors.  Some of the provisions of Webster’s certificate of incorporation and bylaws will impede changes in majority control of Webster’s Board of Directors. The certificate of incorporation provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The certificate of incorporation further provides that the size of the Board of Directors is to be within a 7 to 15 director range. The bylaws currently provide that the number of directors shall be determined by resolution of the Board of Directors. The bylaws also provide that:

•	to be eligible for nomination as a director, a nominee must be a resident of the State of Connecticut at the time of his nomination or, if not then a resident, have been previously a resident for at least three years;

•	each director is required to own not less than 100 shares of Webster’s common stock; and

•	more than three consecutive absences from regular meetings of the Board of Directors, unless excused by a Board of Directors resolution, will automatically constitute a resignation.

Webster’s bylaws also contain a provision prohibiting particular contracts and transactions between Webster and its directors and officers and some other entities unless specific procedural requirements are satisfied.

NewMil’s bylaws provide that the size of the Board of Directors is to be within a 6 to 15 director range. The bylaws initially provided that the number of directors shall be set at 9, and thereafter shall be fixed by resolution of the Board of Directors, or in the absence of a resolution, shall be the number of directors elected at the preceding Annual Meeting of Stockholders. The bylaws also provide that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The bylaws further provide that no person shall be eligible for election as a director and no director shall be eligible for re-election once a director reaches his or her 70th birthday, although the directors serving at the time the bylaws were adopted in 1992 were not required to vacate their offices and were not barred from re-election because of their age.

NewMil’s certificate of incorporation and bylaws also contain provisions requiring that certain procedural requirements are satisfied with respect to certain transactions between NewMil and any interested stockholder.

Webster’s certificate of incorporation and bylaws provide that a vacancy occurring on the Board of Directors, including a vacancy created by any increase in the number of directors, is to be filled for the remainder of the unexpired term by a majority vote of the directors then in office. Similarly, NewMil’s bylaws provide that any vacancy occurring by reason other than an increase in the number of directorships shall be filled by the vote of a majority of the directors remaining in office, even though such remaining directors may be fewer than a majority of the number of directorships. NewMil’s bylaws provide that vacancies created by an increase in the number of directorships shall be filled by the vote of no fewer than a majority of the directorships existing prior to such increase. If such remaining directors fail to fill the vacancy, then the vacancy shall be filled by action of the stockholders.

Webster’s certificate of incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of stockholders called for that purpose and that 30 days’ written notice must be provided to any director or directors whose removal is to be considered at a stockholders’ meeting.

NewMil’s directors may be removed only for cause and then only by the affirmative vote of at least two-thirds of the votes eligible to be voted at a duly constituted meeting of stockholders called for that purpose, provided that this two-thirds must not include an interested director. If a director attends less than 75% of the meetings of the Board of Directors in any fiscal year, the director’s office shall be immediately vacated.

Webster’s bylaws impose restrictions on the nomination by stockholders of candidates for election to the Board of Directors and the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. NewMil’s bylaws provide that nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors.

Call of Special Meetings.  Webster’s certificate of incorporation provides that a special meeting of stockholders may be called at any time but only by the Chairman, the President or by the Board of Directors. NewMil’s bylaws provide that a special meeting of stockholders may be called at any time by the President or the Board of Directors, unless otherwise required by law. Neither Webster’s nor NewMil’s stockholders are authorized to call a special meeting.

Stockholder Action without a Meeting.  Webster’s certificate of incorporation provides that stockholders may act by written consent without a meeting but only if the consent is unanimous. NewMil’s stockholders may not act by written consent without a meeting.

Limitation on Liability of Directors and Indemnification.  Each of Webster’s certificate of incorporation and NewMil’s certificate of incorporation provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director other than liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware corporation law; or

•	for any transaction from which a director derived an improper personal benefit.

Webster’s bylaws also provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in those roles with other business organizations or entities, in the event that the person was or is made a party to or is threatened to be made a party to any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding, other than an action by or in the right of Webster, by reason of the fact that the person is or was serving in that kind of capacity for or on behalf of Webster. The bylaws provide that Webster will indemnify any person of this kind against expenses including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster, and, for any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, the bylaws provide that Webster will indemnify these persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification may be made against expenses for any claim, issue, or matter as to which the person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in Webster’s bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for expenses or amounts paid in settlement. In addition, Webster’s bylaws permit the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in these kinds of capacity for another business organization or entity at Webster’s request, against any liability asserted against the person and incurred in that capacity, or arising out of that status, whether or not Webster would have the power or obligation to indemnify him against that kind of liability under the indemnification provisions of Webster’s bylaws.

Likewise, NewMil’s bylaws also provide for indemnification of its directors, officers, employees and such other persons specified in the General Corporation Law of the State of Delaware, to the full extent permitted or required of corporations subject to such Act.

Cumulative Voting.  Neither Webster nor NewMil stockholders have cumulative voting rights in the election of directors.

Preemptive Rights.  Webster’s certificate of incorporation provides that stockholders do not have any preemptive rights regarding the entity’s securities. Similarly, NewMil’s certificate of incorporation provides that stockholders do not have any preemptive rights regarding the entity’s securities.

Notice of Meetings.  Webster’s bylaws require that notice be given not less than 10 nor more than 60 days prior to each annual or special meeting of stockholders. Similarly, NewMil must provide no fewer than 10 nor more than 60 days notice of an annual or special meeting of stockholders.

Quorum.  Webster’s bylaws provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. NewMil’s bylaws provide that the holders of a majority of the issued and outstanding shares of stock of the company entitled to vote at a meeting constitutes a quorum.

General Vote.  Webster’s bylaws provide that any matter brought before a meeting of stockholders will be decided by the affirmative vote of a majority of the votes cast on the matter except as otherwise required by law or Webster’s certificate of incorporation or bylaws. NewMil’s bylaws provide that any matter brought before a meeting of stockholders will be decided by the vote of the holders of a majority of the shares present at any meeting of stockholders at which a quorum is present, except as otherwise required by law or NewMil’s certificate of incorporation or bylaws.

Record Date.  Webster’s bylaws provide that the record date for determination of stockholders entitled to notice of or to vote at a meeting and for other specified purposes may not be less than 10 nor more than

60 days before the date of the meeting or other action. The record date for determination of stockholders entitled to notice of or to vote at a meeting of NewMil’s stockholders may not be less than 10 nor more than 60 days before the date of meeting. The record date for dividends and any other specified actions may not be more than 60 days prior to any such action.

Approvals for Acquisitions of Control and Offers to Acquire Control.  Webster’s certificate of incorporation prohibits any person, whether an individual, company or group acting in concert, from acquiring beneficial ownership of 10% or more of Webster’s voting stock unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of stockholders held for that purpose and of all required federal regulatory authorities. Also, no person may make an offer to acquire 10% or more of Webster’s voting stock without obtaining prior approval of the offer by at least two-thirds of Webster’s Board of Directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the OCC. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or by the employee stock ownership plans or other employee benefit plans of Webster or any of its subsidiaries, and the provisions remain effective only so long as an insured financial institution is a majority-owned subsidiary of Webster. Shares acquired in excess of these limitations are not entitled to vote or take other stockholder action or be counted in determining the total number of outstanding shares in connection with any matter involving stockholder action. These excess shares are also subject to transfer to a trustee, selected by Webster, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of the sale.

Procedures for Business Combinations.  Webster’s certificate of incorporation requires that business combinations between Webster or any majority-owned subsidiary of Webster and a 10% or more stockholder or its affiliates or associates, referred to collectively in this section as the interested stockholder, be approved by at least 80% of the total number of outstanding shares of voting stock of Webster. NewMil’s certificate of incorporation requires that business combinations between NewMil or any majority-owned subsidiary and an interested stockholder be approved first by NewMil’s Board of Directors and then by the affirmative vote of (i) the holders of at least two-thirds of the voting powers of the then outstanding shares of voting stock of NewMil and (ii) the holders of at least two-thirds of the voting powers of the then outstanding shares of voting stock, exclusive of any shares held by or on behalf of interested stockholders.

The types of business combinations with an interested stockholder covered by Webster’s certificate of incorporation include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of 5% of the aggregate market value of Webster’s outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an interested stockholder; and any reclassification of securities, recapitalization of Webster or any merger or consolidation of Webster with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the interested stockholder. Other business combinations require the vote provided for under the General Corporation Law of Delaware or the certificate of incorporation, provided the proposed business combination has been approved by at least two-thirds of the continuing directors then in office, which means those directors unaffiliated with the interested stockholder and serving before the interested stockholder became an interested stockholder, and the proposed business combination meets specified price and procedure requirements that provide for consideration per share generally equal to or greater than that paid by the interested stockholder when it acquired its block of stock. The types of business combinations with an interested stockholder covered by NewMil’s certificate of incorporation are substantially similar to the types of business combinations with an interested stockholder covered by Webster’s certificate of incorporation, except that the NewMil certificate of incorporation does not contain a provision that all other proposed business combinations have to be approved by at least two-thirds of the continuing directors then in office, which means those directors unaffiliated with the interested stockholder and serving before the interested stockholder became an interested stockholder.

Webster’s certificate of incorporation excludes employee stock purchase plans and other employee benefit plans of Webster and any of its subsidiaries from the definition of interested stockholder.

Anti-Greenmail.  Webster’s certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before Webster may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% or more of Webster’s voting stock if the holder has owned the shares for less than two years. NewMil’s certificate of incorporation requires approval by a majority of the outstanding shares of voting stock before NewMil may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 3% or more of NewMil’s voting stock, if the holder has owned the shares for less than two years. Any shares beneficially held by such 5% or 3% holder, as the case may be, are required to be excluded in calculating majority stockholder approval. The Webster and NewMil provisions would not apply to pro rata offers made by Webster or NewMil, as the case may be, to all of their respective stockholders in compliance with the Securities Exchange Act of 1934 and the rules and regulations under that statute. The Webster provision would also not apply to a purchase of voting stock by Webster if the Board of Directors has determined that the purchase price per share does not exceed the fair market value of that voting stock.

Criteria for Evaluating Offers.  Webster’s certificate of incorporation provides that the Board of Directors, when evaluating any acquisition offer, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which its subsidiaries operate or are located, as well as on the ability of its subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations.

Amendment to Certificate of Incorporation and Bylaws.  Amendments to Webster’s certificate of incorporation must be approved by at least two-thirds of Webster’s Board of Directors at a duly constituted meeting called for that purpose and also by stockholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to amend the provisions regarding amendment of the certificate of incorporation, directors, bylaws, approval for acquisitions of control and offers to acquire control, criteria for evaluating offers, the calling of special meetings of stockholders, greenmail, and stockholder action by written consent. In addition, the provisions regarding business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. Webster’s bylaws may be amended by the affirmative vote at a duly constituted meeting called for that purpose of at least two-thirds of the Board of Directors or by stockholders holding at least two-thirds of the total votes eligible to be voted.

Certain provisions of NewMil’s certificate of incorporation may not be repealed or amended unless such amendment is approved by the affirmative vote of the holders of two-thirds of the voting power of the issued and outstanding shares entitled to vote on that issue, provided that, if there is an interested stockholder, the two-thirds vote must include two-thirds of the voting power of the issued and outstanding shares entitled to vote on that issue other than the interested stockholder. These provisions relate to the management of NewMil by a Board of Directors, the calling of special meetings, the procedures for business combinations, the filing of vacancies on the Board of Directors, the removal of directors, the nomination of director candidates by stockholders, stockholder action at meetings and not by written consent, purchases by NewMil of its common stock from a 3% stockholder or affiliate, and the procedure for amending these provisions of NewMil’s certificate of incorporation. NewMil’s bylaws may be altered, amended, added to or repealed by the affirmative vote of the holders of a majority of the voting power of shares entitled to vote thereon or by the affirmative vote of directors holding a majority of the number of directorships; provided that notice of the alteration, amendment, addition or repeal is given in the notice of the meeting of stockholders or of the Board of Directors; and provided further that the provisions relating to the calling of a special meeting, the procedure for amending the bylaws, the number, election and term of office of directors, the nomination of director candidates by stockholders, the removal of directors and the filling of vacancies on the Board of Directors may not be amended without the affirmative vote of at least two-thirds of the voting power of the shares entitled to vote. If there is an interested stockholder, the two-thirds vote must include two-thirds of the voting power of the issued and outstanding shares entitled to vote on that issue other than the interested stockholder.

Applicable Law

The following discussion is a general summary of particular federal and state statutory and regulatory provisions that may be deemed to have an anti-takeover effect.

Delaware Law.  Section 203 of the General Corporation Law of Delaware applies to Delaware corporations such as Webster and NewMil. In general, the provisions of Section 203 of the General Corporation Law of Delaware prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Connecticut Law.  Connecticut banking statutes prohibit any person from directly or indirectly offering to acquire or acquiring voting stock of a Connecticut-chartered savings bank, like NewMil Bank, or a holding company of that kind of entity, like NewMil, that would result in the person becoming, directly or indirectly, the beneficial owner of (1) more than 10% or (2) 25% or more of any class of voting stock of that entity unless the person had previously filed an acquisition statement with the Connecticut Commissioner of Banking and the offer or acquisition has not been disapproved by the Connecticut Commissioner.

Federal Law.  Federal law provides that, subject to some exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire control of an insured institution or holding company of an insured institution without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency. In the case of Webster and NewMil, the appropriate federal banking agency is the Federal Reserve; in the case of Webster Bank, the appropriate federal banking agency is the OCC; and in the case of NewMil Bank, the appropriate federal banking agency is the FDIC. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25% or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10% of any class of the institution’s voting securities and other conditions are present. The Federal Reserve, the OCC, or the FDIC may prohibit the acquisition of control if the respective agency finds, among other things, that:

•	the acquisition would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by that person.

Federal law also provides that, subject to some exceptions, a bank holding company may not acquire more than 5 percent of the voting stock of a bank, and a new holding company may not be formed to acquire control of a bank, without the prior approval of the Federal Reserve. Control is defined for this purpose in a similar manner as discussed in the preceding paragraph. The Federal Reserve may not approve the acquisition of control if it finds that the acquisition of control would result in a monopoly or would further an attempt to monopolize the business of banking in any part of the United States or if the acquisition of control would substantially lessen competition or tend to create a monopoly and the anticompetitive effects are not clearly outweighed by the public benefits of the proposed transaction. The Federal Reserve also may not approve the acquisition of control if the company fails to provide the Federal Reserve with adequate assurances regarding the availability of information concerning the operations or activities of the company and any affiliate of the company that the Federal Reserve determines to be appropriate. The Federal Reserve also must take into consideration:

•	the financial resources and future prospects of the companies and banks concerned, and the convenience and needs of the community to be served;

•	the managerial resources of a company or bank, including the competence, experience, and integrity of officers, directors, and principal stockholders;

•	the company’s record of meeting the credit needs of its entire community, including low-and moderate-income neighborhoods; and

•	the effectiveness of the company in combating money laundering activities.

ADDITIONAL INFORMATION

Additional information regarding Webster’s business, current directors and executive officers, the principal holders of its voting securities, executive compensation, certain relationships and related transactions and financial statements is set forth in Webster’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated in this document by reference. Stockholders desiring copies of such documents may contact Webster at its address or telephone number indicated under “Where You Can Find More Information.”

Additional information regarding NewMil’s business, current directors and executive officers, the principal holders of its voting securities, executive compensation, certain relationships and related transactions and financial statements is set forth in NewMil’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated in this document by reference. Stockholders desiring copies of such documents may contact NewMil at its address or telephone number indicated under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

Webster and NewMil file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Webster and NewMil file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Webster can be found on the Internet at http://www.websterbank.com. NewMil can be found on the Internet at http://www.newmil.com. Information on those websites is not a part of this proxy statement/prospectus. Webster’s common stock is traded on The New York Stock Exchange under the trading symbol WBS. NewMil’s common stock is traded on The NASDAQ National Market under the trading symbol “NMIL.”

Webster has filed with the SEC a registration statement on Form S-4 under the Securities Act relating to Webster’s common stock to be issued to NewMil’s stockholders in the merger. As permitted by the rules and regulations of the SEC, this proxy statement/prospectus does not contain all the information set forth in the registration statement. You can obtain that additional information from the SEC’s principal office in

Washington, D.C. or the SEC’s Internet site as described above. Statements contained in this proxy statement/prospectus or in any document incorporated by reference into this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete and, in each instance where the contract or document is filed as an exhibit to the registration statement, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, with each statement of that kind in this proxy statement/prospectus being qualified in all respects by reference to the document.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows Webster and NewMil to incorporate by reference information into this proxy statement/prospectus, which means that Webster and NewMil can disclose important information to you by referring you to another document filed separately with the SEC. The information that Webster and NewMil incorporate by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information presented in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information about Webster and NewMil and their subsidiaries that is not included in or delivered with this document.

This proxy statement/prospectus incorporates by reference the documents listed below that Webster has filed with the SEC:

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2005
• Quarterly Reports on Form 10-Q	Quarter ended March 31, 2006
• Current Reports on Form 8-K	Filed January 26, 2006, February 7, 2006, February 14, 2006, March 1, 2006, April 14, 2006, April 18, 2006, April 24, 2006 and April 25, 2006 (other than information furnished under Item 9 or Item 12 of Form 8-K)

These documents are available without charge to you if you call or write to: Terrence K. Mangan, Senior Vice President, Investor Relations of Webster Financial Corporation, Webster Plaza, Waterbury, Connecticut 06702, telephone (203) 578-2318.

Webster incorporates by reference additional documents that the company may file with the SEC between the date of this document and the date of the NewMil special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

This proxy statement/prospectus incorporates by reference the documents listed below that NewMil has filed with the SEC:

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2005
• Quarterly Reports on Form 10-Q	Quarter ended March 31, 2006
• Current Reports on Form 8-K	Filed January 26, 2006, April 25, 2006 and April 26, 2006 (other than information furnished under Item 9 or Item 12 of Form 8-K)

These documents are available without charge to you if you call or write to: B. Ian McMahon, Executive Vice President and CFO, NewMil Bancorp, Inc., P.O. Box 600, New Milford, CT 06776-0600, telephone (860) 355-7600.

NewMil incorporates by reference additional documents that the company may file with the SEC between the date of this document and the date of the NewMil special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this document, and in documents that we incorporate by reference. These kinds of statements are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations. When we use words like believes, expects, anticipates or similar expressions, we are making forward-looking statements.

You should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect our future financial results and could cause those results to differ materially from those expressed in our forward-looking statements. These factors include the following:

•	adverse changes or conditions in capital or financial markets;

•	general risks associated with the delivery of financial products and services;

•	fluctuating investment returns;

•	adverse changes in interest rates;

•	rapid technological changes;

•	increased competition;

•	less favorable general economic conditions, either nationally or in the markets where the entities are or will be doing business;

•	change in any applicable law, rule, regulation or practice with respect to tax or accounting issues or otherwise;

•	the failure to achieve anticipated cost savings or to achieve such savings in a timely manner;

•	greater costs, customer loss and business disruption in connection with the acquisition or the integration of our companies than expected;

•	failure to obtain governmental approvals without adverse regulatory conditions;

•	difficulties associated with achieving expected future financial results; and

•	failure of NewMil’s stockholders to approve the acquisition.

The forward-looking statements are made as of the date of this document, and we assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

No person is authorized to give any information or to make any representation not contained in this document, and, if given or made, that information or representation should not be relied upon as having been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any of Webster’s common stock offered by this document, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make that kind of offer or solicitation. Neither the delivery of this document nor any distribution of Webster’s common stock offered pursuant to this proxy statement/prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of NewMil or Webster or the information in this document or the documents or reports incorporated by reference into this document since the date of this document.

STOCKHOLDER PROPOSALS

If the merger agreement is approved and the merger takes place, NewMil will not have an annual meeting of stockholders in 2007 or subsequent years. Any proposal which a NewMil stockholder wishes to have included in NewMil’s proxy statement and form of proxy relating to NewMil’s 2007 annual meeting of stockholders must be received by NewMil’s secretary at 19 Main Street, P.O. Box 600, New Milford,

Connecticut 06776 by November 17, 2006, or if the meeting is held more than 30 calendar days from April 26, 2006, by a reasonable time before NewMil begins to print and mail its proxy materials for such meeting. Nothing in this paragraph shall be deemed to require NewMil to include in its proxy statement and form of proxy for the meeting any stockholder proposal which does not meet the requirements of the rules and regulations of the SEC in effect at that time. In addition, all stockholder proposals must comply with the NewMil’s bylaws and Delaware law.

OTHER MATTERS

We do not expect that any matters other than those described in this document will be brought before the special meeting. If any other matters are presented, however, it is the intention of the persons named in the NewMil proxy card to vote proxies in accordance with the determination of a majority of NewMil’s Board of Directors, including, without limitation, a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the merger agreement or otherwise.

EXPERTS

The consolidated financial statements of Webster at December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference into this document and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, which is incorporated by reference into this document and into the registration statement by reference to Webster’s Annual Report on Form 10-K for the year ended December 31, 2005, and upon the authority of said firm as experts in accounting and auditing.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Form S-4 by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of Webster’s common stock to be issued in the merger has been passed upon by Hogan & Hartson L.L.P., Washington, D.C. Certain federal income tax matters described herein will be passed upon by Hogan & Hartson L.L.P., New York, New York.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
WEBSTER FINANCIAL CORPORATION
AND
NEWMIL BANCORP, INC.
DATED AS OF
April 24, 2006

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 24, 2006 (this “Agreement”), is entered into by and between Webster Financial Corporation, a Delaware corporation (“Webster”), and NewMil Bancorp, Inc., a Delaware corporation (“NewMil”).

WHEREAS, the Boards of Directors of Webster and NewMil have determined that it is in the best interests of their respective companies and stockholders to consummate the business combination transaction provided for herein in which Webster will acquire NewMil through the merger of NewMil with and into Webster (the “Merger”);

WHEREAS, prior to the consummation of the Merger, Webster and NewMil will cause Webster Bank, N.A., a national association and a wholly owned subsidiary of Webster (“Webster Bank”), and NewMil Bank, a Connecticut state-chartered savings bank and a wholly owned subsidiary of NewMil (“NewMil Bank”), to enter into a merger agreement, substantially in the form attached hereto as Exhibit A (the “Bank Merger Agreement”), providing for the merger (the “Bank Merger”) of NewMil Bank with and into Webster Bank, with Webster Bank being the surviving bank of the Bank Merger (“Surviving Bank”) and it is an integral part of and condition to the Merger that the Bank Merger be consummated immediately after consummation of the Merger;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, unless otherwise indicated, capitalized terms shall have the meanings set forth in Section 9.13;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.

Subject to the terms and conditions of this Agreement, in accordance with Delaware General Corporation Law (“DGCL”), at the Effective Time, NewMil will merge into Webster with Webster being the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of NewMil shall cease.

1.2  Effective Time.

The Merger shall become effective on the date and at the time specified in the certificate of merger (the “Certificate of Merger”) as filed with the Secretary of State of the State of Delaware. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3  Effects of the Merger.

The Merger shall have the effects set forth in the DGCL.

1.4  Conversion of NewMil Common Stock.

(a) At the Effective Time, subject to Section 1.4(b), each share of common stock, par value $.50 per share, of NewMil (“NewMil Common Stock”) issued and outstanding immediately prior to the Effective Time shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for that number of shares of common stock of Webster, par value $.01 per share (“Webster Common Stock”), determined by dividing $41.00 by the Base Period Trading Price (as defined below), as may be adjusted as provided below, computed to four decimal places (the “Exchange Ratio”); provided, however, if the Base Period Trading Price shall be greater than $50.25, the Exchange Ratio shall be fixed at 0.8159; provided, further, however, that if the Base Period Trading Price is less than $44.85, than the

Exchange Ratio shall be fixed at 0.9142. The number of shares of Webster Common Stock issuable with respect to each share of NewMil Common Stock, as determined as set forth herein, is called the “Merger Consideration.” For purposes of this Agreement, the term “Base Period Trading Price” shall mean the average of the daily closing prices per share for Webster Common Stock for the ten consecutive trading days on which shares of Webster Common Stock are actually traded (as reported on the New York Stock Exchange) ending on the third trading day prior to the Closing Date (as hereinafter defined). All of the shares of NewMil Common Stock converted into Webster Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (each a “Certificate”) previously representing any such shares of NewMil Common Stock shall thereafter represent the right to receive (i) the number of whole shares of Webster Common Stock and (ii) cash in lieu of fractional shares (determined in accordance with Section 2.2(f)) into which the shares of NewMil Common Stock represented by such Certificate have been converted pursuant to this Section 1.4(a) hereof. Certificates previously representing shares of NewMil Common Stock shall be exchanged for certificates representing whole shares of Webster Common Stock and cash in lieu of fractional shares issued in consideration therefore upon the surrender of such Certificates in accordance with Section 2.2 hereof, without any interest thereon. If prior to the Effective Time Webster should split or combine its common stock, or pay a dividend or other distribution in such common stock, then the Exchange Ratio shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

(b) At the Effective Time, all shares of NewMil Common Stock that are owned by NewMil as treasury stock and all shares of NewMil Common Stock that are owned directly or indirectly by Webster or NewMil, or any of their respective Subsidiaries, (other than shares of NewMil Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties (any such shares, and shares of Webster Common Stock which are similarly held, whether held directly or indirectly by Webster or NewMil, as the case may be, being referred to herein as “Trust Account Shares”) and other than any shares of NewMil Common Stock held by Webster or NewMil or any of their respective Subsidiaries in respect of a debt previously contracted (and such shares of NewMil Common Stock, and shares of Webster Common Stock which are similarly held, whether directly or indirectly by Webster or NewMil, being referred to herein as “DPC Shares”)), shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. All shares of Webster Common Stock that are owned by NewMil or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Webster.

1.5  Options.

At the Effective Time, each option granted by NewMil to purchase shares of NewMil Common Stock which is outstanding and unexercised immediately prior thereto shall be converted automatically into a right to purchase shares of Webster Common Stock in an amount and at an exercise price determined as provided below, and otherwise subject to the terms of the 2004 Amended and Restated Stock Option and Incentive Plan for Officers and Key Employees, the 2004 Amended and Restated Stock Option Plan for Outside Directors (collectively, the “NewMil Stock Plans”):

(a) The number of shares of Webster Common Stock subject to the option immediately after the Effective Time shall be equal to the number of shares of NewMil Common Stock subject to the option immediately before the Effective Time, multiplied by the Exchange Ratio, provided that any fractional shares of Webster Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(b) The exercise price per share of Webster Common Stock under the option immediately after the Effective Time shall be equal to the exercise price per share of NewMil Common Stock under the option immediately before the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

The adjustment provided herein shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The duration and other terms of the option immediately after the Effective Time shall be the same as the corresponding terms in effect immediately before the Effective Time, except that all references to NewMil in the NewMil Stock Plans shall be deemed to be references to Webster. Nothing herein shall be construed as preventing option holders from exercising the same before the Effective Time in accordance with the terms thereof.

1.6  Articles of Incorporation.

At the Effective Time, the certificate of incorporation of Webster, as in effect at the Effective Time, shall be the certificate of incorporation of the Surviving Corporation.

1.7  Bylaws.

At the Effective Time, the bylaws of Webster, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation.

1.8  Directors and Officers.

At the Effective Time, the directors and officers of Webster immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation.

1.9  Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of the Code.

ARTICLE II

EXCHANGE PROCEDURES

2.1  Webster to Make Shares Available.

At or prior to the Effective Time, Webster shall deposit, or shall cause to be deposited, with Webster’s transfer agent, American Stock Transfer and Trust Company, or such other bank, trust company or transfer agent as Webster may select and is reasonably acceptable to NewMil (the “Exchange Agent”), for the benefit of the holders of Certificates, certificates representing the shares of Webster Common Stock and the cash in lieu of fractional shares (such cash and certificates for shares of Webster Common Stock being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) hereof (collectively, sometimes referred to herein as the “Shares”) in exchange for outstanding shares of NewMil Common Stock. There shall be a written agreement between Webster and the Exchange Agent in which the Exchange Agent expressly undertakes the obligation to issue the Merger Consideration as provided herein.

2.2  Exchange of Shares.

(a) As soon as reasonably practicable, but no later than ten Business Days following the Effective Time, Webster shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for shares representing the shares of Webster Common Stock and the cash in lieu of fractional shares into which the shares of NewMil Common Stock represented by such Certificate or Certificates shall have been converted pursuant to this Agreement. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Webster Common Stock to which such holder of NewMil Common Stock shall have become entitled pursuant to the provisions of Article I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Article I, and the Certificate so surrendered shall forthwith be canceled. Webster shall cause the Exchange Agent to issue checks to the holders of the Certificates within ten Business Days following receipt of the Certificate and the letter of transmittal as described above. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Webster Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Webster Common Stock represented by such Certificate. No holder of an unsurrendered Certificate shall be entitled, until the surrender of such Certificate, to vote the shares of Webster Common Stock into which his NewMil Common Stock shall have been converted.

(c) If any certificate representing shares of Webster Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Webster Common Stock in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) As of the Effective Time, there shall be no transfers on the stock transfer books of NewMil of the shares of NewMil Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration as provided in this Article II.

(e) All of the shares of NewMil Common Stock exchanged for the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously representing any such shares of NewMil Common Stock shall thereafter represent the right to receive the Merger Consideration for each share of Common Stock represented by such Certificate.

(f) No Webster stock certificates representing fractional shares of Webster Common Stock shall be issued upon the surrender for exchange of Certificates; no dividend or distribution by Webster shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Webster. In lieu of any such fractional shares, each holder of a Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Certificate shall receive an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of NewMil Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Closing Webster Share Value.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of NewMil for six months after the Effective Time may be returned to Webster. Any stockholders of NewMil who have not complied with this Article II prior to such return shall thereafter look only to Webster for payment of cash deliverable in respect of each share of NewMil Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Webster, NewMil, the Exchange Agent or any other person shall be liable to any former holder of shares of NewMil Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Webster, the posting by such person of a bond in such amount as Webster may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash deliverable in respect thereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NEWMIL

NewMil hereby makes the following representations and warranties to Webster as set forth in this Article III, subject to the specifically identified exceptions disclosed in writing in the NewMil Disclosure Schedule as of the date hereof. All of the disclosure schedules of NewMil referenced below and or otherwise required of NewMil pursuant to this Agreement, which disclosure schedules shall be cross-referenced to the specific sections and subsections of this Agreement and delivered herewith, are referred to herein as the “NewMil Disclosure Schedule.”

3.1  Corporate Organization.

(a) NewMil is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. NewMil has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary. NewMil is registered as a bank holding company with the Board of Governors of the Federal Reserve System (“FRB”) under the Bank Holding Company Act of 1956 (the “BHCA”). The certificate of incorporation and bylaws of NewMil, copies of which are attached at Section 3.1(a) of the NewMil Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) NewMil Bank is a state chartered savings bank duly organized, validly existing and in good standing under the laws of the State of Connecticut. Deposit accounts of NewMil Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by NewMil Bank. NewMil Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of any business conducted by it or the character or location of any properties or assets owned or leased by it makes such licensing or qualification necessary. The charter and bylaws of NewMil Bank, copies of which are attached at Section 3.1(b) of the NewMil Disclosure Schedule, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(c) Section 3.1(c) of the NewMil Disclosure Schedule sets forth a true, correct and complete list of all direct or indirect Subsidiaries of NewMil as of the date of this Agreement. Except as set forth at Section 3.1(c) of the NewMil Disclosure Schedule, NewMil owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of its Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No NewMil Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.2  Capitalization.

The authorized capital stock of NewMil consists of 20,000,000 shares of NewMil Common Stock. As of the date hereof, there are (x) 4,074,102 shares of NewMil Common Stock issued and outstanding and 1,916,036 shares of NewMil Common Stock held in NewMil’s treasury and (y) 285,132 shares of NewMil Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of NewMil Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the outstanding options under the NewMil Stock Plans, true, complete and accurate copies of which are set forth in Section 3.2 of the NewMil Disclosure Schedule, NewMil does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of NewMil Common Stock or any other equity security of

NewMil or any securities representing the right to purchase or otherwise receive any shares of NewMil Common Stock or any other equity security of NewMil. The names of the optionees, the date each option to purchase NewMil Common Stock was granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the NewMil Stock Plans are set forth in Section 3.2 of the NewMil Disclosure Schedule. Except as set forth on Section 3.2 of the NewMil Disclosure Schedule, since December 31, 2005 NewMil has not issued any shares of its capital stock, or any securities convertible into or exercisable for any shares of its capital stock, other than director or employee stock options granted under the NewMil Stock Plans or shares of NewMil Common Stock issuable pursuant to the exercise of director or employee stock options granted under the NewMil Stock Plans.

3.3  Authority; No Violation.

(a) NewMil has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of NewMil. The Board of Directors of NewMil has directed that this Agreement and the transactions contemplated hereby be submitted to NewMil’s stockholders for approval at the Special Meeting and, except for the adoption of this Agreement by a majority of the outstanding shares of NewMil Common Stock, no other corporate proceedings on the part of NewMil are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by NewMil and (assuming due authorization, execution and delivery by Webster of this Agreement) will constitute valid and binding obligations of NewMil, enforceable against NewMil in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) NewMil Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of NewMil Bank and by NewMil as the sole shareholder of NewMil Bank. No other corporate proceedings on the part of NewMil Bank will be necessary to consummate the transactions contemplated thereby. The Bank Merger Agreement, upon execution and delivery by NewMil Bank, will be duly and validly executed and delivered by NewMil Bank and will (assuming due authorization, execution and delivery by Webster Bank) constitute a valid and binding obligation of NewMil Bank, enforceable against NewMil Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by NewMil, nor the Bank Merger Agreement by NewMil Bank, nor the consummation by NewMil or NewMil Bank, as the case may be, of the transactions contemplated hereby or thereby, nor compliance by NewMil or NewMil Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the charter or bylaws of NewMil and each of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any Laws applicable to NewMil and each of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of NewMil and each of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which NewMil and each of its Subsidiaries is a party, or by which NewMil or any of NewMil’s properties or assets may be bound or affected the result of which would be a Material Adverse Effect to NewMil and its Subsidiaries, considered as a whole.

3.4  Consents and Approvals.

Except for (i) the filing of applications, notices or waiver requests, as applicable, as to the Merger, with the FRB under the BHCA and as to the Bank Merger with the Office of Comptroller of the Currency (“OCC”) under the Bank Merger Act and OCC regulations and with the Commissioner of Banking of the State of Connecticut or the Connecticut State Banking Department (“CSBD”) under Connecticut banking laws and regulations (the “State Banking Approvals”), and approval of the foregoing applications and notices or the granting of waivers thereof, (ii) the filing with the Securities and Exchange Commission (“SEC”) of a Registration Statement on Form S-4 to register the shares of Webster Common Stock that may be issued in connection with the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”), which will include the proxy statement/prospectus to be used in soliciting the approval of NewMil’s stockholders at the Special Meeting (such proxy statement/prospectus as amended or supplemented is referred to herein as the “Proxy Materials”), (iii) the approval of this Agreement by the requisite vote of the stockholders of NewMil, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to Delaware law, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings or waivers thereof as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, and (vi) such filings, authorizations or approvals as may be set forth in Section 3.4 of the NewMil Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party are necessary in connection with (1) the execution and delivery by NewMil of this Agreement, (2) the consummation by NewMil of the Merger and the other transactions contemplated hereby (3) the execution and delivery by NewMil Bank of the Bank Merger Agreement, and (4) the consummation by NewMil Bank of the Bank Merger and the transactions contemplated thereby, except in each case, for such consents, approvals or filings, the failure of which to obtain will not have a Material Adverse Effect on NewMil.

3.5  Internal Controls.

None of NewMil’s or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. NewMil and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

3.6  Financial Statements; SEC Filings; Books and Records.

NewMil’s consolidated statements of condition of NewMil and its Subsidiaries as of December 31 for the fiscal years 2004 and 2005 and the related statements of income, stockholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, are available in NewMil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission (“SEC”), in each case accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to NewMil and its Subsidiaries. The financial statements referred to in this Section 3.6 (including the related notes, where applicable) fairly present, and the financial statements referred to in Section 6.7 will fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial condition of NewMil and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply, and the financial statements referred to in Section 6.7 will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.7 will be, prepared in accordance with accounting principles generally accepted in the United States consistently applied during the periods involved (“GAAP”), except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. NewMil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and all reports filed with the SEC since December 31, 2005 comply in all material respects with the appropriate accounting requirements for such reports under rules and regulations of the SEC with respect thereto. The books and records of NewMil have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

3.7  Broker’s Fees.

Neither NewMil nor any NewMil Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or advisory or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that NewMil has engaged MG Advisors, Inc. in accordance with the terms of a letter agreement between MG Advisors, Inc. and NewMil, dated December 15, 2005, a true, complete and correct copy of which is attached at Section 3.7 of the NewMil Disclosure Schedule and to Keefe, Bruyette & Woods, Inc. (“KBW”) in accordance with the terms of a letter agreement between KBW and NewMil, dated April 20, 2006 a true and complete copy of which is attached at Section 3.7 of the NewMil Disclosure Schedule.

3.8  Absence of Certain Changes or Events.

(a) Except as set forth at Section 3.8 of the NewMil Disclosure Schedule, or as disclosed in NewMil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or in any other filing made by NewMil with the SEC since December 31, 2005, complete and accurate copies of which have been made available prior to the date hereof on the SEC’s EDGAR system, since December 31, 2005 (i) neither NewMil nor any of its Subsidiaries has incurred any material liability, except as contemplated by the Agreement or in the ordinary course of their business consistent with past practices and (ii) no event has occurred which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NewMil or its Subsidiaries considered as a whole.

(b) Since December 31, 2005, NewMil and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with past practices.

3.9  Legal Proceedings.

(a) Except as set forth at Section 3.9 of the NewMil Disclosure Schedule, neither NewMil nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of NewMil, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against NewMil or any of its Subsidiaries.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon NewMil, any of its Subsidiaries or the assets of NewMil or any of its Subsidiaries.

3.10  Taxes and Tax Returns.

(a) Except as set forth at Section 3.10(a) of the NewMil Disclosure Schedule, (i) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of NewMil or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects; (ii) all Taxes shown on such Tax Returns, all Taxes required to be shown on Tax Returns for which extensions have been granted and all other Taxes due and payable by NewMil or any of its Subsidiaries have been paid in full, or NewMil has made adequate provision for such Taxes in accordance with GAAP; (iii) to the Knowledge of NewMil, there is no audit examination, deficiency assessment, Tax investigation or refund litigation with respect to any Taxes of NewMil or any of its Subsidiaries, and no claim has been made by any Taxing Authority in a jurisdiction where NewMil or any of its Subsidiaries does not file Tax Returns that NewMil or any such Subsidiary is subject to Tax in that jurisdiction; (iv) neither NewMil nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any material Tax due that is currently in effect; (v) there are no liens for Taxes on any of the assets of NewMil or any of its Subsidiaries, other than liens for Taxes not yet due and payable; (vi) NewMil and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and NewMil and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements; (vii) NewMil is the “common parent,” and all of its Subsidiaries are “members,” of an “affiliated group” of corporations (as those terms are defined in Section 1504(a) of the Code) filing consolidated U.S. federal income tax returns (the “NewMil Group”); (viii) Neither NewMil nor any of its Subsidiaries is or has ever been a member of an affiliated group, or an affiliated, combined, consolidated, unitary or similar group for state or local Tax purposes, other than the NewMil Group, and neither NewMil nor any of its Subsidiaries is liable for any Taxes of any Person (other than NewMil and its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise; (ix) Neither NewMil nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement; (x) NewMil has delivered to Webster copies of, and Section 3.10(a) of the NewMil Disclosure Schedule sets forth a complete and accurate list of, Tax Returns filed with respect to the taxable periods of NewMil ended on or after December 31, 2002, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of an audit; (xi) the unpaid Taxes of NewMil and its Subsidiaries did not, as of the date of any financial statements of NewMil furnished to Webster pursuant to Section 3.6, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of NewMil in filing its Tax Returns; (xii) neither NewMil nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xiii) NewMil has disclosed on its federal income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; and (xiv) neither NewMil nor any of its Subsidiaries has entered into or otherwise participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treas. Reg. § 1.6011-4(b).

(b) NewMil has no Knowledge of any fact or circumstance that would prevent the transactions contemplated hereby from qualifying as a reorganization under section 368(a) of the Code.

(c) For purposes of this Agreement:

“Tax” means any tax (including any income tax, capital gains tax, payroll tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Taxing Authority or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any law, regulation or other legal requirement relating to any Tax.

“Taxing Authority” means any:

(i) nation, state, county, city, town, village, district, or other jurisdiction of any nature;

(ii) federal, state, local, municipal, foreign, or other government;

(iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

(iv) multi-national organization or body; or

(v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

3.11  Employee Plans.

(a) Section 3.11(a) of the NewMil Disclosure Schedule sets forth a true and complete list of each employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or other employee benefit arrangement, agreement, program or policy that is sponsored by, maintained or contributed to as of the date of this Agreement, or that has within the last seven years been sponsored by, maintained or contributed to, by NewMil or any of the NewMil Subsidiaries or any other entity which together with NewMil would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c) or (m) or under which NewMil or any such Subsidiary has any liability (collectively, the “Plans”). With respect to the Plans, except as set forth on Section 3.11(a) of the NewMil Disclosure Schedule:

(i) no Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of NewMil or any NewMil Subsidiary beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) death benefits or retirement benefits under a Plan that is an “employee pension benefit plan” (as that term is defined in Section 3(2) of ERISA), (C) deferred compensation benefits under a Plan that are accrued as liabilities on the books of NewMil or any NewMil Subsidiary, or (D) benefits the full cost of which is borne by the current or former employee (or such former or current employee’s beneficiary);

(ii) no Plan is a “defined benefit plan” (as such term is defined in Section 3(35) of ERISA);

(iii) no Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA);

(iv) no Plan, program, agreement or other arrangement, either individually or collectively, provides for any payment by NewMil or any NewMil Subsidiary that would not be deductible under Code Sections 162(a)(1), 162(m) or 404 or that would constitute a “parachute payment” within the meaning of Code Section 280G after giving effect to the transactions contemplated by this Agreement nor would the transactions contemplated by this Agreement accelerate the time of payment or vesting, or increase the amount of compensation due to any employee.

(b) NewMil has heretofore delivered or made available to Webster true, correct and complete copies of each of the Plans and all related documents, including but not limited to (i) the actuarial report for such Plan (if applicable) for each of the last five years, (ii) the most recent determination letter from the IRS (if applicable) for such Plan, (iii) the current summary plan description (or any other such summary of the terms and conditions of the Plan) and any summaries of material modification for such Plan, (iv) all annual reports (Form 5500 series) for each Plan filed for the preceding five plan years, (v) all agreements with fiduciaries and service providers relating to the Plan, and (vi) all substantive correspondence relating to any such Plan addressed to or received from the Internal Revenue Service, the Department of Labor or any other governmental agency.

(c) Except as set forth at Section 3.11(c) of the NewMil Disclosure Schedule:

(i) each of the Plans has been operated and administered in all material respects in compliance with applicable Laws, including but not limited to ERISA and the Code;

(ii) each of the Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and (A) any trust created pursuant to any such Plan is exempt from federal income tax under Section 501(a) of the Code, (B) each such Plan has received from the Internal Revenue Service a favorable determination letter to such effect upon which NewMil or a NewMil Subsidiary is entitled to rely as to such matters and which is currently applicable, and (C) neither NewMil nor any NewMil Subsidiary is aware of any circumstance or event which would jeopardize the tax-qualified status of any such Plan or the tax-exempt status of any related trust, or which would cause the imposition of any liability, penalty or tax under ERISA or the Code;

(iii) all contributions or other amounts payable by NewMil or any NewMil Subsidiary as of the Effective Time with respect to each Plan, and all other liabilities of each such entity with respect to each Plan, in respect of current or prior plan years, have been paid or accrued in accordance with generally accepted accounting practices and, to the extent applicable, Section 412 of the Code;

(iv) Neither NewMil nor any NewMil Subsidiary has engaged in a transaction in connection with which NewMil or any NewMil Subsidiary could be subject to either a civil penalty assessed pursuant to Section 409A or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code and no transaction has occurred which involves the assets of any Plan and which could subject NewMil or any NewMil Subsidiary or any of the directors, officers or employees of NewMil or any NewMil Subsidiary, or a trustee, administrator or other fiduciary of any trusts created under any Plan to a tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA;

(v) to the Knowledge of NewMil and any NewMil Subsidiary, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the plans or any trusts related thereto;

(vi) all Plans could be terminated prior to or as of the Effective Time without material liability in excess of the amount accrued with respect to such Plan in the financial statements referred to in Sections 3.6 and 6.7 hereto; and

(vii) all reports and information required to be filed with the Department of Labor and IRS or provided to plan participants and their beneficiaries with respect to each Plan have been filed or provided, as applicable, and all annual reports (including Form 5500 series) of such Plans were, if applicable, certified without qualification by each Plan’s accountants and actuaries.

3.12  Certain Contracts.

(a) Except as set forth at Section 3.12 of the NewMil Disclosure Schedule, neither NewMil nor any of its Subsidiaries is a party to or bound by any contract, arrangement or commitment (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Webster, NewMil, or any of their respective Subsidiaries to any director, officer or employee thereof, (iii) which materially restricts the conduct of any line of business by NewMil or any of its Subsidiaries, (iv) with or to a labor union or guild (including any collective bargaining agreement) or (v) except as set forth on Section 3.12(a)(v) of the NewMil Disclosure Schedule, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including as to this clause (v), any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan). Except as set forth at Section 3.12 of the NewMil Disclosure Schedule, there are no employment, consulting and deferred compensation agreements to which NewMil or any of its Subsidiaries is a party. Section 3.12(a) of the NewMil Disclosure Schedule sets forth a list of all material contracts (as defined in Item 601(b)(10) of Regulation S-K) of NewMil and its Subsidiaries. Each contract, arrangement or commitment of the type described in this Section 3.12(a), whether or not set forth in Section 3.12(a) of the NewMil Disclosure Schedule, is referred to herein as a “NewMil Contract,” and neither NewMil nor any of its Subsidiaries has received notice of, nor do any executive officers of such entities know of, any violation of any NewMil Contract.

(b) (i) Each NewMil Contract is a valid and binding obligation of NewMil and in full force and effect, (ii) NewMil and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each NewMil Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a material default on the part of NewMil or any of its Subsidiaries under any such NewMil Contract.

3.13  Agreements with Regulatory Agencies.

Neither NewMil nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, nor is it a party to any written agreement, consent agreement or memorandum of understanding with, nor has it adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its compliance with laws and regulations, its management or its business (each, whether or not set forth on Section 3.13 of the NewMil Disclosure Schedule, a “NewMil Regulatory Agreement”), nor has NewMil or any of its Subsidiaries been advised by any Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

3.14  Environmental Matters.

(a) Each of NewMil and its Subsidiaries is in material compliance with all applicable federal and state laws and regulations relating to pollution or protection of the environment (including without limitation, laws and regulations relating to emissions, discharges, releases and threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (hereinafter referred to as “Environmental Laws”).

(b) There is no suit, claim, action, proceeding, investigation or notice pending or, to the Knowledge of NewMil, threatened (or past or present actions or events that could from the basis of any such suit, claim, action, proceeding, investigation or notice) in which NewMil or any NewMil Subsidiary has been or, with respect to threatened suits, claims, actions, proceedings, investigations or notices may be, named as a defendant (x) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (y) relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by NewMil or any NewMil Subsidiary, or to the Knowledge of NewMil, relating to any material release or threatened release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by NewMil or any NewMil Subsidiary.

(c) To the Knowledge of NewMil, during the period of NewMil’s or any NewMil Subsidiary’s ownership or operation of any of its properties, there has not been any material release of Hazardous Materials in, on, under or affecting any such property.

(d) To the Knowledge of NewMil, neither NewMil nor any NewMil Subsidiary has made or participated in any loan to any Person who is subject to any suit, claim, action, proceeding, investigation or notice, pending or threatened, with respect to (i) any alleged material noncompliance as to any property securing such loan with any Environmental Law, or (ii) the release or the threatened release into the environment of any Hazardous Material at a site owned, leased or operated by such Person on any property securing such loan.

(e) For purposes of this Section 3.14, the term “Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any applicable Environmental Law.

3.15  Reserves for Losses.

All reserves or other allowances for possible losses reflected in NewMil’s financial statements referred to in Section 3.6 as of and for the year ended December 31, 2005, complied in all material respects with all Laws and are adequate under GAAP. NewMil has not been notified by the FDIC, the CSBD or NewMil’s independent auditor, in writing or otherwise, (i) that such reserves are inadequate or that the practices and policies of NewMil in establishing its reserves for any of the periods covered by the financial statements referred to in Section 3.6 above, and in accounting for delinquent and classified assets generally fail to comply with applicable accounting or regulatory requirements, or that the FDIC, the CSBD or NewMil’s independent auditor believes such reserves to be inadequate or (ii) inconsistent with the historical loss experience of NewMil. NewMil has previously furnished Webster with a complete list of all extensions of credit and other real estate owned (such real estate, “OREO”) that have been classified by any bank or trust examiner (regulatory or internal) as other loans specially mentioned, special mention, substandard, doubtful, loss, classified or criticized, credit risk assets, concerned loans or words of similar import (each, a “problem credit”). NewMil agrees to update such list no less frequently than quarterly after the date of this Agreement until the earlier of the Closing Date or the date that this Agreement is terminated in accordance with Section 8.1; provided, however, NewMil shall provide written notice to Webster of any new problem credit over $500,000 within five calendar days of NewMil becoming aware of such problem credit. All OREO held by NewMil is being carried net of reserves at the lower of cost or net realizable value.

3.16  Properties and Assets.

Section 3.16 of the NewMil Disclosure Schedule lists (i) all real property owned by NewMil and each NewMil Subsidiary, (ii) each real property lease, sublease or installment purchase arrangement to which NewMil or any NewMil Subsidiary is a party, (iii) a description of each contract for the purchase, sale, or development of real estate to which NewMil or any NewMil Subsidiary is a party, and (iv) NewMil’s or any NewMil Subsidiary’s fixed assets with a book value of $25,000 or more or having any annual lease payment of $25,000 or more. Except for (a) items reflected in NewMil’s consolidated financial statements as of December 31, 2005 referred to in Section 3.6, (b) exceptions to title that do not interfere materially with NewMil’s or any NewMil Subsidiary’s use and enjoyment of owned or leased real property (other than OREO), (c) liens for current real estate taxes not yet delinquent, or being contested in good faith, properly reserved against (and reflected on the financial statements referred to in Section 3.6), and (d) items listed in Section 3.16 of the NewMil Disclosure Schedule, NewMil and each NewMil Subsidiary have good and, as to owned real property, marketable and insurable title to all their properties and assets, free and clear of all liens, claims, charges and other encumbrances. NewMil and each NewMil Subsidiary, as lessee, have the right under valid and subsisting leases to occupy, use and possess all property leased by them, and neither NewMil nor any NewMil Subsidiary has experienced any material uninsured damage or destruction with respect to such properties since December 31, 2005. All properties and assets used by NewMil and each NewMil Subsidiary are in good operating condition and repair suitable for the purposes for which they are currently utilized and comply in all material respects with all Laws relating thereto now in effect or scheduled to come into effect. NewMil and each NewMil Subsidiary enjoys peaceful and undisturbed possession under all leases for the use of all property under which they are lessees, and all leases to which NewMil is a party are valid and binding obligations in accordance with the terms thereof. Neither NewMil nor any NewMil Subsidiary is in material default with respect to any such lease, and there has occurred no default by NewMil or any NewMil Subsidiary or event which with the lapse of time or the giving of notice, or both, would constitute a material default under any such lease. There are no Laws, conditions of record, or other impediments which materially interfere with the intended use by NewMil or any NewMil Subsidiary of any of the property owned, leased, or occupied by them.

3.17  Insurance.

Section 3.17 of the NewMil Disclosure Schedule contains a true, correct and complete list of all insurance policies and bonds maintained by NewMil and any NewMil Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, and all such insurance policies and bonds are in full force and effect and have been in full force and effect since their respective dates of inception. As of the date hereof, neither NewMil nor any NewMil Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default under any such policy or bond, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by NewMil and NewMil Subsidiaries is and will continue to be, in respect of the nature of the risks insured against and the amount of coverage provided, sufficient for compliance by NewMil and the NewMil Subsidiaries with all requirements of Law and agreements to which NewMil or any of the NewMil Subsidiaries is subject or is party. True, correct and complete copies of all such policies and bonds reflected at Section 3.17 of the NewMil Disclosure Schedule, as in effect on the date hereof, have been delivered to Webster.

3.18  Compliance with Applicable Laws; Reports; Licenses.

(a) Each of NewMil and any NewMil Subsidiary has complied in all material respects with all Laws applicable to it or to the operation of its business. Neither NewMil nor any NewMil Subsidiary has received any notice of any material alleged or threatened claim, violation, or liability under any such Laws that has not heretofore been cured and for which there is no remaining liability.

(b) Each of NewMil, its Subsidiaries and employees hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Entities (the “Permits”) that are required for the operation of the respective businesses of NewMil and its Subsidiaries as presently conducted.

(c) NewMil Bank is “well capitalized” and “well managed” under applicable regulatory definitions, and its examination rating under the Community Reinvestment Act of 1977 is “Outstanding”.

(d) Since January 1, 2003, NewMil and each of its Subsidiaries have timely filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file with any Governmental Entity, including, but not limited to, the (i) FDIC, (ii) the CSBD and any other state banking commissioner or any other state regulatory authority (each a “State Regulator”), and (iii) any other self-regulatory organization (collectively, “Regulatory Agencies”), (the “NewMil Documents”), and have timely paid all fees and assessments due and payable in connection therewith. There is no material unresolved violation or exception by any of such Governmental Entities with respect to any report or statement relating to any examinations of NewMil or any of its Subsidiaries. NewMil has delivered or made available to Webster a true and complete copy of each material NewMil Document requested by Webster.

(e) Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of NewMil and its Subsidiaries, to NewMil’s Knowledge, no Governmental Entity is conducting, or has conducted, any proceeding or investigation into the business or operations of NewMil or any of its Subsidiaries since January 1, 2003.

(f) Neither NewMil nor any of its Subsidiaries, nor any of their directors, officers or employees has been the subject of any disciplinary proceedings or orders of any Governmental Entity arising under applicable laws or regulations except as disclosed in a NewMil Document, and no such disciplinary proceeding or order is pending, nor to the Knowledge of NewMil, threatened.

(g) Since January 1, 2003, neither NewMil nor any of its Subsidiaries, nor to the Knowledge of NewMil any other Person acting on behalf of NewMil or any of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony as defined in the U.S. Anti-Money Laundering Laws (“Unlawful Gains”), nor knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. NewMil and each of its Subsidiaries that qualifies as a “financial institution” under the U.S. Anti-Money Laundering Laws have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

3.19  Loans.

As of the date hereof:

(a) All loans owned by NewMil or any NewMil Subsidiary, or in which NewMil or any NewMil Subsidiary has an interest, comply in all material respects with all Laws, including, but not limited to, applicable usury statutes, underwriting and recordkeeping requirements and the Truth in Lending Act, the Equal Credit Opportunity Act, and the Real Estate Settlement Procedures Act, and other applicable consumer protection statutes and the regulations thereunder;

(b) All loans owned by NewMil or any NewMil Subsidiary, or in which NewMil or any NewMil Subsidiary has an interest, have been made or acquired by NewMil in accordance with board of director-approved loan policies and all of such loans are collectable, except to the extent reserves have been made against such loans in NewMil’s consolidated financial statements at December 31, 2005 referred to in Section 3.6. Each of NewMil and each NewMil Subsidiary holds mortgages contained in its loan portfolio for its own benefit to the extent of its interest shown therein; such mortgages evidence liens having the priority indicated by the terms of such mortgages, including the associated loan documents, subject, as of the date of recordation or filing of applicable security instruments, only to such exceptions as are discussed in attorneys’ opinions regarding title or in title insurance policies in the mortgage files relating to the loans secured by real property or are not material as to the collectability of such loans; and all loans owned by NewMil and each NewMil Subsidiary are with full recourse to the borrowers (except as set forth at Section 3.19(b) of the NewMil Disclosure Schedule), and each of NewMil and any NewMil Subsidiary has taken no action which would result in a waiver or negation of any remedies or material rights available against the borrower or guarantor, if any, on any loan. All applicable remedies against all borrowers and guarantors are enforceable except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Except as set forth at Section 3.19(b) of the NewMil Disclosure Schedule, all loans purchased or originated by NewMil or any NewMil Subsidiary and subsequently sold by NewMil or any NewMil Subsidiary have been sold without recourse to NewMil or any NewMil Subsidiary and without any liability under any yield maintenance or similar obligation. True, correct and complete copies of loan delinquency reports as of December 31, 2005 prepared by NewMil, which reports include all loans delinquent or otherwise in default, have been furnished to Webster. True, correct and complete copies of the currently effective lending policies and practices of NewMil and each NewMil Subsidiary also have been furnished to Webster;

(c) Except as set forth at Section 3.19(c) of the NewMil Disclosure Schedule each outstanding loan participation sold by NewMil or any NewMil Subsidiary was sold with the risk of non-payment of all or any portion of that underlying loan to be shared by each participant (including NewMil or any NewMil Subsidiary) proportionately to the share of such loan represented by such participation without any recourse of such other lender or participant to NewMil or any NewMil Subsidiary for payment or repurchase of the amount of such loan represented by the participation or liability under any yield maintenance or similar obligation. NewMil and any NewMil Subsidiary have properly fulfilled in all material respects its contractual responsibilities and duties in any loan in which it acts as the lead lender or servicer and has complied in all material respects with its duties as required under applicable regulatory requirements;

(d) NewMil and each NewMil Subsidiary have properly perfected or caused to be properly perfected all security interests, liens, or other interests in any collateral securing any loans made by it; and

(e) Section 3.19(e) of the NewMil Disclosure Schedule sets forth a list of all loans or other extensions of credit to all directors, officers and employees, or any other Person covered by Regulation O of the Board of Governors of the Federal Reserve System.

3.20  Affiliates.

Each director, executive officer and other Person who is an “affiliate” (within the meaning of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”)) of NewMil is listed at Section 3.20 of the NewMil Disclosure Schedule.

3.21  Fairness Opinion.

NewMil has received an opinion from KBW to the effect that, in its opinion, the consideration to be paid to the stockholders of NewMil hereunder is fair to such stockholders from a financial point of view (the “Fairness Opinion”), and KB&W has consented to the inclusion of the Fairness Opinion in the Proxy Materials.

3.22  NewMil Information.

The information relating to NewMil and its Subsidiaries provided by NewMil herein and to be provided by NewMil for inclusion in the Proxy Materials does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Proxy Materials (except for the portions thereof relating solely to Webster or any of its Subsidiaries, as to which NewMil makes no representation or warranty)

will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.23  Labor and Employment Matters.

To NewMil’s Knowledge, and except as set forth in Section 3.23 of the NewMil Disclosure Schedule, (a) there are no labor or collective bargaining agreements to which NewMil or any NewMil Subsidiary is a party, (b) there is no labor organization or union that is certified or recognized as the collective bargaining representative for any employees of NewMil or any NewMil Subsidiary, (c) no unfair labor practice charges or representation petitions have been filed with the National Labor Relations Board against, or with respect to, employees of NewMil or any NewMil Subsidiary, and neither NewMil nor any NewMil Subsidiary has received any notice or communication reflecting an intention or a threat to file any such complaint or petition, (d) there are not, and in the preceding twelve (12) months have not been, any strikes or concerted refusals to work or any threats thereof by any employee of NewMil or any NewMil Subsidiary, and (e) no claim has been asserted with respect to NewMil or any NewMil Subsidiary asserting a violation of present law or regulation relating to employee relations that, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

3.24  Intellectual Property.

Section 3.24 of the NewMil Disclosure Schedule lists all (i) material trademarks and tradenames owned by NewMil and any NewMil Subsidiary, indicating for each whether or not it is registered or is the subject of a pending application with the U.S. Patent and Trademark Office, (ii) software owned or licensed by NewMil any NewMil Subsidiary that is material to the operation of the business of NewMil or any NewMil Subsidiary, (iii) patents and patent applications owned or filed by or on behalf of NewMil or any NewMil Subsidiary, and (iv) material licenses and other agreements relating to the foregoing (whether as licensor or licensee) (the “Scheduled IP”). Except as set forth at Section 3.24 of the NewMil Disclosure Schedule, to NewMil’s Knowledge, no claims are currently being asserted by any Person challenging or questioning NewMil’s or any NewMil Subsidiary’s right to use any Scheduled IP or challenging or questioning the validity or effectiveness of any Scheduled IP.

3.25  Antitakeover Provisions Inapplicable.

The Board of Directors of NewMil has taken all action required to be taken by it in order to exempt the Merger, this Agreement and the transactions contemplated hereby from, and the Merger, this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “supermajority,” “affiliate transactions,” “business combination” or other state antitakeover laws and regulations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WEBSTER

Webster hereby makes the following representations and warranties to NewMil as set forth in this Article IV, subject to the specifically identified exceptions disclosed in writing in the Webster Disclosure Schedule as of the date hereof. All of the disclosure schedules of Webster referenced below and or otherwise required of Webster pursuant to this Agreement, which disclosure schedules shall be cross-referenced to the specific sections and subsections of this Agreement and delivered herewith, are referred to herein as the “Webster Disclosure Schedule”.

4.1  Corporate Organization.

(a) Webster is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Webster has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary. Webster is duly registered as a bank holding company with the FRB. The certificate of incorporation and bylaws of Webster, copies of which have previously been made available to NewMil, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

(b) Webster Bank is a national association duly organized, validly existing and in good standing under the laws of the United States of America. Deposit accounts of Webster Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by Webster Bank. Webster Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary. The charter and bylaws of Webster Bank, copies of which have previously been made available to NewMil, are true, correct and complete copies of such documents as in effect as of the date of this Agreement.

4.2  Capitalization.

(a) The authorized capital stock of Webster consists of 200,000,000 shares of Webster Common Stock, of which 54,127,697 shares were issued (net of 1,351,890 shares held in the treasury) at March 31, 2006 and 3,000,000 shares of serial preferred stock, par value $.01 per share (“Webster Preferred Stock”), 14,000 of which are designated as Series C Preferred Stock, none of which were outstanding at March 31, 2006. At March 31, 2006, there were options outstanding to purchase 3,472,277 shares of Webster Common Stock and no warrants outstanding. All of the issued and outstanding shares of Webster Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and upon issuance in accordance with the terms hereof, the Stock Consideration will be duly authorized and validly issued, and fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth above, Webster does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Webster Common Stock or Webster Preferred Stock or any other equity security of Webster or any securities representing the right to purchase or otherwise receive shares of Webster Common Stock or Webster Preferred Stock.

(b) All of the outstanding shares of Webster Bank Common Stock are owned by Webster free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to ownership thereof.

4.3  Authority; No Violation.

(a) Webster has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Webster. No other corporate proceedings on the part of Webster are necessary to approve this Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by Webster and (assuming due authorization, execution and delivery by NewMil) and constitutes the valid and binding obligation of Webster, enforceable against Webster in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar law affecting creditors’ rights and remedies generally.

(b) Webster Bank has full corporate power and authority to execute and deliver the Bank Merger Agreement and, subject to receipt of the required regulatory approvals specified herein, to consummate the transactions contemplated thereby. The execution and delivery of the Bank Merger Agreement and the consummation of the transactions contemplated thereby have been duly and validly approved by the Board of Directors of Webster Bank and by Webster as the sole stockholder of Webster Bank. All corporate proceedings on the part of Webster Bank necessary to approve the Bank Merger Agreement and to consummate the transactions contemplated thereby have been taken. The Bank Merger Agreement, upon execution and delivery by Webster Bank, will be duly and validly executed and delivered by Webster Bank and will (assuming due authorization, execution and delivery by NewMil Bank) constitute a valid and binding obligation of Webster Bank, enforceable against Webster Bank in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(c) Neither the execution and delivery of this Agreement by Webster or the Bank Merger Agreement by Webster Bank, nor the consummation by Webster of the transactions contemplated hereby or thereby, nor compliance by Webster or Webster Bank with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws of Webster or the charter or bylaws of Webster Bank, as the case may be, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Laws applicable to Webster, Webster Bank or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Webster or Webster Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Webster or Webster Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.4  Regulatory Approvals.

Except for (i) the filing of applications, notices or waiver requests, as applicable, as to the Merger, with the FRB under the BHCA, and as to the Bank Merger, with the OCC under the Bank Merger Act and OCC regulations and the State Banking Approvals, and approvals of such applications and notices or granting of such waivers, (ii) the filing of the Registration Statement with the SEC, (iii) the approval of this Agreement by the requisite vote of the stockholders of NewMil, (iv) the filing of the Certificate of Merger with the Delaware Secretary of State pursuant to Delaware law, (v) the registration under the Securities Act of the shares of Webster Common Stock to be issued in the Merger, (vi) the filing of a supplemental listing application with the New York Stock Exchange with respect to the shares of Webster Common Stock to be issued in the Merger, and (vii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and, if applicable, the securities or antitrust laws of any foreign country, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (1) the execution and delivery by Webster of this Agreement, (2) the consummation by Webster of the Merger and the other transactions contemplated hereby, (3) the execution and delivery by Webster Bank of the Bank Merger Agreement, and (4) the consummation by Webster Bank of the transactions contemplated by the Bank Merger Agreement except for such consents, approvals or filings the failure of which to obtain will not have a Material Adverse Effect on Webster.

4.5  Legal Proceedings.

(a) Neither Webster nor any of its Subsidiaries is a party to any, and there are no pending or, to Webster’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Webster or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction imposed upon Webster, any of its Subsidiaries or the assets of Webster or any of its Subsidiaries or the assets of Webster or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement or the Bank Merger Agreement.

4.6  Webster Information.

The information relating to Webster and its Subsidiaries provided herein and to be provided by Webster for inclusion in the Registration Statement does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Registration Statement (except for the portions thereof relating solely to NewMil or any of its Subsidiaries, as to which Webster makes no representation or warranty) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

4.7  Taxes and Tax Returns.

(a) To the Knowledge of Webster, (i) all federal, state, local and foreign Tax Returns required to be filed by or on behalf of Webster or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects and (ii) all Taxes shown on such Tax Returns, all Taxes required to be shown on Tax Returns for which extensions have been granted and all other Taxes due and payable by Webster or any of its Subsidiaries have been paid in full, or Webster has made adequate provision for such Taxes in accordance with GAAP.

(b) Except as provided in this Agreement, neither Webster nor any of its Subsidiaries or Affiliated Persons has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.8  Financial Statements, SEC Filings, Books and Records.

Webster has previously delivered to NewMil true, correct and complete copies of the consolidated statements of condition of Webster and its Subsidiaries as of December 31 for the fiscal years 2004 and 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2003 through 2005, inclusive, as reported in Webster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC, in each case accompanied by the audit report of KPMG LLP, independent public accountants with respect to Webster. The financial statements referred to in this Section 4.8 (including the related notes, where applicable) fairly present, and the financial statements filed by Webster on Form 10-Q or Form 10-K with the SEC subsequent to the date hereof will fairly present, the results of the consolidated operations and consolidated financial condition of Webster and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) comply with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. Webster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and all reports filed with the SEC since December 31, 2005 comply in all material respects with the appropriate accounting requirements for such reports under rules and regulations of the SEC with respect thereto, and Webster has previously delivered or made available to NewMil true, correct and complete copies of such reports. The books and records of Webster have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

4.9  Absence of Certain Changes or Events.

(a) Except as set forth in Webster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or in any other filing made by Webster with the SEC since December 31, 2005, since December 31, 2005, (i) neither Webster nor any of its Subsidiaries has incurred any material liability, except as contemplated by this Agreement or in the ordinary course of their business consistent with their past practices and (ii) no event has occurred which has had, or is likely to have, individually or in the aggregate, a Material Adverse Effect on Webster.

(b) Since December 31, 2005, Webster and its Subsidiaries have carried on their respective businesses in the ordinary and usual course consistent with their past practices.

4.10  Internal Controls.

None of Webster’s or Webster Bank’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Webster and Webster Bank devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

4.11  Agreements with Regulatory Agencies.

Neither Webster nor Webster Bank is subject to any cease-and-desist or other order issued by, nor is it a party to any written agreement, consent agreement or memorandum of understanding with, nor has it adopted any board resolutions at the request of any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its compliance with laws and regulations, its management or its business (each a “Webster Regulatory Agreement”), nor has Webster been advised by any Governmental Entity that it is considering issuing or requesting any Webster Regulatory Agreement.

4.12  Compliance with Applicable Laws.

(a) Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Webster and Webster Bank, to Webster’s Knowledge, no Governmental Entity is conducting, or has conducted, any proceeding or investigation into the business or operations of Webster or Webster Bank since January 1, 2003.

(b) Since January 1, 2003, neither Webster nor Webster Bank, nor to the Knowledge of Webster any other Person acting on behalf of Webster or Webster Bank, has knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any Unlawful Gains, or knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains. Webster and Webster Bank have, during the past three years, implemented such anti-money laundry mechanisms and kept and filed all material reports and other necessary material documents as required by, and otherwise complied with, the U.S. Anti-Money Laundering Laws and the rules and regulations issued thereunder.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1  Covenants of NewMil.

During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement and the Bank Merger Agreement or with the prior written consent of Webster, NewMil and each NewMil Subsidiary shall carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices. NewMil will use its reasonable best efforts to (x) preserve its business organization and that of each NewMil Subsidiary intact, (y) keep available to itself and Webster the present services of the employees of NewMil and each NewMil Subsidiary and (z) preserve for itself and Webster the goodwill of the customers of NewMil and each NewMil Subsidiary and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the NewMil Disclosure Schedule or as otherwise expressly provided in this Agreement or consented to by Webster in writing, NewMil shall not, and shall not permit any NewMil Subsidiary to:

(a) declare or pay any dividends on, or make other distributions in respect of, any of its capital stock (except for the payment of regular quarterly cash dividends by NewMil not to exceed $0.22 per share on the NewMil Common Stock with declaration, record and payment dates corresponding to the quarterly dividends paid by NewMil during its fiscal year ended December 31, 2005); provided, however, that under no circumstances shall NewMil declare, set aside or pay any dividends if it would result in the holders of NewMil Common Stock receiving more than four cash dividend payments in fiscal 2006 or more than one cash dividend payment per quarter in fiscal 2007 from NewMil or Webster;

(b) (i) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock except upon the exercise or fulfillment of rights or options issued or existing pursuant to the NewMil Stock Plans in accordance with their present terms, all to the extent outstanding and in existence on the date of this Agreement or (ii) repurchase, redeem or otherwise acquire, any shares of the capital stock of NewMil or any NewMil Subsidiary, or any securities convertible into or exercisable for any shares of the capital stock of NewMil or any NewMil Subsidiary;

(c) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than the issuance of NewMil Common Stock pursuant to stock options or similar rights to acquire NewMil Common Stock granted pursuant to the NewMil Stock Plans and outstanding prior to the date of this Agreement, in each case in accordance with their present terms;

(d) amend its articles of incorporation, bylaws or other similar governing document;

(e) directly or indirectly, and will instruct its officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives (collectively, “Representatives”), not to, directly or indirectly, continue or otherwise maintain, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any Competing Proposal, or enter into or maintain discussions or negotiate with any Person in furtherance of or relating to such inquiries or to obtain a Competing Proposal, or agree to or endorse any Competing Proposal, or authorize or permit any Representative of NewMil or any of its Subsidiaries to take any such action, and NewMil shall use its reasonable best efforts to cause the Representatives of NewMil and the NewMil Subsidiaries not to take any such action, and NewMil shall promptly notify Webster, but in any event within twenty-four hours, if any such inquiries or proposals are made regarding a Competing Proposal, and NewMil shall keep Webster informed, on a current basis, of the status and terms of any such proposals; provided, however, that prior to such time as the stockholders of NewMil shall have adopted and approved this Agreement in accordance with Delaware law, nothing contained in this Section 5.1(e) shall prohibit the Board of Directors of NewMil from (i), in connection with a Competing Proposal which the NewMil Board of Directors determines is, or could be reasonably be expected to lead to, a Superior Competing Transaction, furnishing information to, or entering into discussions or negotiations with, such Person making the Competing Proposal if, and only to the extent that, (A) the Board of Directors of NewMil, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is required for the Board of Directors of NewMil to comply with its fiduciary duties to stockholders imposed by Delaware law, (B) prior to furnishing such information to, or entering into discussions or negotiations with, such Person, NewMil provides written notice to Webster to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person, (C) prior to furnishing such information to such Person, NewMil receives from such Person an executed confidentiality agreement with terms no less favorable to NewMil than those contained in the Confidentiality Agreement by and between Webster and NewMil, dated as of March 28, 2006 (the “Confidentiality Agreement”), and (D) NewMil keeps Webster informed, on a current basis, of the status and details of any such discussions or negotiations or (ii) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Securities Exchange Act of 1934;

(f) make capital expenditures in excess of $50,000, individually, or $350,000, in the aggregate;

(g) enter into any new line of business;

(h) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings, or in the ordinary course of business consistent with prudent banking practices;

(i) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement or the Bank Merger Agreement, except, in every case, as may be required by applicable Law;

(j) change its methods of accounting in effect at December 31, 2005 except as required by changes in GAAP or regulatory accounting principles;

(k) (i) except as required by applicable Law or this Agreement or to maintain qualification pursuant to the Code, adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between NewMil and any NewMil Subsidiary and one or more of its current or former directors or officers, (ii) increase in any manner the compensation of any director, executive officer or other employee who is a party to a contract relating to employment or severance referenced in Section 3.12, or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (iii) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, executive officer or employee who is a party to a contract relating to employment or severance referenced in Section 3.12 of compensation or benefits, (iv) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any employee who is not a director or executive officer or who is not a party to a contract relating to employment or severance referenced in Section 3.12 of compensation or benefits, other than normal annual cash increases in pay, consistent with past practice and not exceeding 3.5% of such employee’s base salary or wage; provided, however, that, notwithstanding the foregoing, NewMil may make salary increases in excess of 3.5% with respect to one or more employees up to $50,000 in the aggregate, (v) hire any new employee at an annual compensation in excess of $30,000, (vi) pay expenses of any employees or directors for attending out-of-state conventions or similar meetings which conventions or meetings are held after the date hereof, (vii) promote any employee to a rank higher than vice president, or (viii) pay any retention or other bonuses to any employees other than annual bonuses to executive officers and other employees in accordance with NewMil’s bonus plan and past practice;

(l) except for short-term borrowings with a maturity of six months or less or borrowings under NewMil’s existing lines of credit, in each case in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money (other than deposit liabilities), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except for accepting, negotiating and paying checks and payment orders in the ordinary course of its banking business;

(m) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any Governmental Entity;

(n) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices;

(o) make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any Affiliated Person of NewMil or any NewMil Subsidiary;

(p) incur deposit liabilities, other than in the ordinary course of business consistent with past practices, including deposit pricing policies, and which would not change the risk profile of NewMil based on its existing deposit and lending policies;

(q) purchase any loans, other than in the ordinary course consistent with past practice, or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of OREO on a basis consistent with past practices;

(r) originate (i) any loans except in accordance with existing NewMil lending policies and practices, (ii) residential mortgage loans in excess of $1,000,000 (iii) 30 year residential mortgage loans whose interest rate, terms, appraisal, and underwriting do not make them immediately available for sale in the secondary market, (iv) unsecured consumer loans in excess of $25,000 (v) commercial business loans in excess of $2,500,000 as to any loan or $5,000,000 in the aggregate as to related loans or loans to related Persons, (vi) commercial real estate first mortgage loans in excess of $2,500,000 as to any loans or $5,000,000 in the aggregate as to related loans or loans to related borrowers, or (vii) modifications and/or extensions of any commercial business or commercial real estate loans in the amounts set forth in the preceding clauses (v) and (vi) other than in the ordinary course of business consistent with past practice;

(s) make any investments other than in overnight federal funds and U.S. Treasuries that have a maturity date that does not exceed three months;

(t) sell or purchase any mortgage loan servicing rights;

(u) take any actions that would prevent the transactions contemplated hereby from qualifying as a reorganization under section 368(a) of the Code; or

(v) agree or commit to do any of the actions set forth in the preceding clauses (a) through (u).

The consent of Webster to any action by NewMil or any NewMil Subsidiary that is not permitted by any of the preceding clauses (a) through (v) shall be (i) evidenced by a writing signed by the President or any Executive Vice President of Webster or (ii) made by telephonic confirmation from the President or any Executive Vice President of Webster followed by an e-mail confirmation from such individual at Webster who provided the telephonic confirmation. Notwithstanding Section 5.1(r) above, any loans made by NewMil or its Subsidiaries in excess of $500,000 shall be reviewed and approved in advance by the Chief Executive Officer of NewMil.

5.2  Merger Covenants.

Notwithstanding that NewMil believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable Laws, NewMil recognizes that Webster may have different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). In that regard, and in general, from and after the date of this Agreement to the Effective Time, NewMil and Webster shall consult and cooperate with each other in order to formulate the plan of integration for the Merger, including, among other things, with respect to conforming, based upon such consultation, NewMil’s loan, accrual and reserve policies to those policies of Webster to the extent appropriate. Notwithstanding the foregoing, NewMil will be under no obligation to implement any portion of the plan of integration until such time as all Requisite Regulatory Approvals have been obtained.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1  Regulatory Matters.

(a) As promptly as reasonably practicable following the date hereof, Webster and NewMil shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable Proxy Materials which shall constitute the proxy statement-prospectus relating to the matters submitted to the NewMil stockholders at the Special Meeting and Webster shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Webster Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Registration Statement”). The proxy statement-prospectus will be included as a prospectus in and will constitute a part of the Registration Statement as Webster’s prospectus. Each of Webster and NewMil shall use reasonable best efforts to have the Proxy Materials cleared by the SEC and the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Webster and NewMil shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Proxy Materials or to the Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Materials and the Registration Statement prior to its filing with the SEC, respectively, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement of the Proxy Materials or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed. Webster will use reasonable best efforts to allow NewMil to cause the Proxy Materials to be mailed to NewMil stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Proxy Materials have been approved by the SEC and the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Webster Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Materials or any amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to Webster or NewMil, or any of their respective affiliates, officers or directors, should be discovered by Webster or NewMil, which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Materials so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of NewMil.

(b) Webster also shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of NewMil and Webster shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Webster take such action as is necessary in order to list on the New York Stock Exchange the additional shares of Webster Common Stock to be issued by Webster in exchange for the shares of NewMil Common Stock.

(d) Webster and NewMil will prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations or waivers thereof of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). Webster and NewMil shall cooperate with each other to effect the foregoing. NewMil and Webster shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to NewMil or Webster, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that nothing contained herein shall be deemed to provide either party with a right to review any information provided to any Governmental Entity on a confidential basis in connection with the transactions contemplated hereby. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to contemplation of the transactions contemplated herein.

(e) Webster and NewMil shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval) will not be obtained or that the receipt of any such approval will be materially delayed.

6.2  Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, NewMil shall accord to the officers, employees, accountants, counsel and other representatives of Webster, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, NewMil shall make available to Webster (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws and (ii) all other information concerning its business, properties and personnel as Webster may reasonably request. Webster shall receive notice of all meetings of the NewMil Board of Directors and any committees thereof, and of any management committees (in all cases, at least as timely as all NewMil representatives to such meetings are provided notice). Webster will hold all such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(b) No investigation by either of the parties or their respective representatives shall relieve any other party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Article VII or compliance by NewMil with the covenants set forth in Section 5.1.

(c) NewMil shall provide Webster with true, correct and complete copies of all financial and other information provided to directors of NewMil in connection with meetings of their Boards of Directors or committees thereof.

6.3  Stockholder Meeting.

NewMil shall take all reasonable steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Special Meeting”) within 40 days after the Registration Statement is declared effective by the SEC. The Board of Directors of NewMil shall recommend to NewMil’s stockholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto, and shall oppose any third party proposal or other action that is inconsistent with this Agreement or the consummation of the transactions contemplated hereby; provided, however, that NewMil shall not be obligated to so recommend or oppose, as the case may be, and the Board of Directors shall be permitted to modify or withdraw any such recommendation if previously made, if the Board of Directors of NewMil determines in accordance with the terms of this Agreement to enter into a transaction which the NewMil Board of Directors determines is a Superior Competing Transaction or that the fiduciary duties of the Board of Directors under Delaware law prohibit it from fulfilling its obligations under the preceding sentence. Notwithstanding any change in the Board of Director’s recommendation, unless otherwise directed in writing by Webster, this Agreement and the Merger shall be submitted to the stockholders of NewMil at the Special Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve NewMil of such obligation, provided, however, that if the Board of Directors of NewMil shall have changed its recommendation in accordance with this Agreement, then in submitting this Agreement to NewMil’s stockholders, the Board of Directors of NewMil may submit this Agreement to the stockholders without recommendation (although the resolutions adopting this Agreement and the Plan of Merger as of the date hereof may not be rescinded or amended), in which event the Board of Directors of NewMil may communicate the basis for its lack of a recommendation to the stockholders in the Proxy Materials or an appropriate amendment or supplement thereto to the extent required by law.

6.4  Legal Conditions to Merger.

Subject to the exceptions set forth herein and applicable Law, each of Webster and NewMil shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party, or any waiver thereof, which is required to be obtained by NewMil or Webster in connection with the Merger and the other transactions contemplated by this Agreement.

6.5  Employees.

(a) To the extent permissible under the applicable provisions of the Code and ERISA and the Webster Bank Employee Investment Plan, Webster shall recognize, solely for purposes of determining eligibility and vesting under the Webster Bank Employee Investment Plan, the service of any employees of NewMil who become employees of Webster or a Webster Subsidiary as of the Effective Time and such service shall also include any service with a predecessor of NewMil to the extent that such service was credited for eligibility and vesting purposes under the NewMil Bank 401(k) Profit Sharing Plan. No service with NewMil or any predecessor of NewMil shall be taken into account for any purpose under the Webster Bank Pension Plan or the Webster Bank Employee Stock Ownership Plan.

(b) If required by Webster in writing and delivered to NewMil not less than thirty calendar days before the Closing Date, NewMil shall, on or before the day immediately preceding the Closing Date, (i) terminate the NewMil Bank 401(k) Profit Sharing Plan and any other Plan that includes a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (collectively, the “401(k) Plans”) and no further contributions shall be made to any 401(k) Plan after such termination or (ii) freeze the 401(k) Plans and no further contributions shall be made to any 401(k) Plan after such freeze; or (iii) cause the 401(k) Plans to be merged into the Webster 401(k) Plan and the participants of the 401(k) Plans shall be governed by the terms of the Webster 401(k) Plan. NewMil shall provide to Webster (i) certified copies of resolutions adopted by the Board of Directors of NewMil (or other such party as may be authorized, under the terms of the Plan, to amend and terminate the Plan), as applicable, authorizing such termination, freeze or merger of the 401(k) Plans and (ii) an executed amendment to each 401(k) Plan in form and substance reasonably satisfactory to Webster to conform the plan document for such Plan with all applicable requirements of the Code, and regulations thereunder, with regard to termination, freeze or merger of the 401(k) Plans, or otherwise relating to the tax-qualified status of such 401(k) Plans. Webster and Webster Bank will not be obligated to make any matching or other employer contributions to any 401(k) Plan or any other plan after the Merger. Obligations of Webster or any Webster Subsidiary, with regard to any 401(k) Plan, shall be limited to those actions which are necessary to terminate, freeze or merge such 401(k) Plan (with the exception of the return of any amounts forfeited under any 401(k) Plan due to the termination of such 401(k) Plan).

(c) After the Effective Time, except to the extent that Webster or its Subsidiaries continues Plans in effect or as otherwise expressly provided in this Agreement, employees of NewMil who become employed by Webster or any of the Webster Subsidiaries will be eligible for employee benefits that Webster or such Webster Subsidiary, as the case may be, provides to its newly-hired employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such newly-hired employees, provided that nothing in this Agreement shall require any duplication of benefits. To the extent permitted under applicable Law and Webster’s group health, life insurance and disability plans, and paid time off plans, Webster will or will cause Webster Bank to (i) give credit to employees of NewMil, with respect to the satisfaction of the limitations as to pre-existing condition exclusions, evidence of insurability requirements and waiting periods for participation and coverage that are applicable under such plans of Webster or Webster Bank, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable plans of NewMil or NewMil Subsidiaries; (ii) give employees of NewMil who become employees of Webster or a Webster Subsidiary as of the Effective Time and their beneficiaries credit for amounts paid by such employees and their beneficiaries under similar plans of NewMil and its respective affiliates in connection with annual deductible, co-insurance and maximum out-of-pocket expenses for purposes of satisfying applicable annual deductible, co-insurance and maximum out-of-pocket expenses under Webster’s Plans; and (iii) waive preexisting condition limitations to the same extent waived under the corresponding Plan.

(d) NewMil full-time employees, other than any such employee who is a party to any written agreement relating to employment or severance, who (i) are not offered full-time employment with Webster as of the Closing Date or (ii) are offered and accept full-time employment with Webster as of the Closing Date and are subsequently involuntarily terminated (other than for cause) by Webster, shall receive credit for prior employment with NewMil as if such Person was employed by Webster for such period of time in accordance with the terms of the Webster Salary Continuation Policy, attached hereto as Schedule 6.5(d), and shall be eligible to receive severance benefits pursuant to such policy, excluding severance payments with respect to annual incentive or any other bonuses. Notwithstanding anything to the contrary contained herein, NewMil employees who are offered comparable full-time employment with Webster as of the Closing Date, but do not accept such employment shall not be eligible for severance.

6.6  Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of NewMil (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of NewMil or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the extent permitted by applicable Law and the articles of incorporation and bylaws of NewMil as in effect on the date hereof. It is understood and agreed that after the Effective Time, Webster shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law or the articles of incorporation and bylaws of Webster as in effect on the date hereof (subject to change as required by law), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to Webster; provided, however, that (1) Webster shall have the right to assume the defense thereof and upon such assumption Webster shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Webster elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Webster and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Webster, and Webster shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Webster shall be obligated pursuant to this Section 6.6(a) to pay for only one firm of counsel for each Indemnified Party, and (3) Webster shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed). Webster shall have no obligation to advance expenses incurred in connection with a threatened or pending action, suit or preceding in advance of final disposition of such action, suit or proceeding, unless (i) Webster would be permitted to advance such expenses pursuant to the DGCL and (ii) Webster receives an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by Webster pursuant to the DGCL. Any Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Webster thereof; provided, however, that the failure to so notify shall not affect the obligations of Webster under this Section 6.6 except to the extent such failure to notify materially prejudices Webster. Webster’s obligations under this Section 6.6 continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. Webster shall require any successor to expressly assume its obligations under this Section 6.6(a).

(b) Webster shall purchase for the benefit of the persons serving as officers and directors of NewMil immediately prior to the Effective Time and who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, a similar directors’ and officers’ liability insurance coverage for at least three years after the Effective Time, under either NewMil’s policy in existence on the date hereof, or under a policy of similar coverage and amounts containing terms and conditions which are generally not less advantageous than Webster’s current policy, and in either case, with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided however, that in no event shall Webster be required to expend pursuant to this Section 6.6(b) more than an amount equal to 300% of the current annual amount expended by NewMil to maintain or procure insurance coverage pursuant hereto. In connection with the foregoing, NewMil agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

6.7  Subsequent Interim and Annual Financial Statements.

NewMil will deliver to Webster its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K contemporaneously with their filing with the SEC.

6.8  Additional Agreements.

In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest the Surviving Corporation or the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, or the constituent banks to the Bank Merger, as the case may be, the proper officers and directors of each party to this Agreement and Webster’s and NewMil’s Subsidiaries shall take all such necessary action as may be reasonably requested by Webster.

6.9  Advice of Changes.

Webster and NewMil shall promptly advise the other party of any change or event that, individually or in the aggregate, has or would be reasonably likely to have a Material Adverse Effect on it or to cause or constitute a material breach of any of its respective representations, warranties or covenants contained herein. From time to time prior to the Effective Time, each party will promptly supplement or amend its disclosure schedule delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedule or which is necessary to correct any information in such disclosure schedule which has been rendered inaccurate thereby. No supplement or amendment to such disclosure schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Sections 7.2(a) or 7.3(a), as the case may be, or the compliance by NewMil with the covenants set forth in Section 5.1.

6.10  Current Information.

During the period from the date of this Agreement to the Effective Time, NewMil will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than monthly) with representatives of Webster and to report the general status of the ongoing operations of NewMil. NewMil will promptly notify Webster of any material change in the normal course of business or in the operation of the properties of NewMil and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entity, or the institution or the threat of litigation involving NewMil, and will keep Webster fully informed of such events.

6.11  Execution and Authorization of Bank Merger Agreement.

Prior to the Effective Time, Webster and NewMil each shall cause Webster Bank and NewMil Bank, respectively, to execute and deliver the Bank Merger Agreement.

6.12  Transaction Expenses of NewMil.

(a) NewMil has provided at Section 6.12(a) of the NewMil Disclosure Schedule its estimated budget of transaction-related expenses reasonably anticipated to be payable by NewMil in connection with this transaction, including the fees and expenses of counsel, accountants, investment bankers and other professionals.

(b) Promptly after the execution of this Agreement, NewMil shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. NewMil shall accrue and/or pay all of such amounts which are actually due and owing as soon as possible.

(c) NewMil shall advise Webster monthly of all out-of-pocket expenses which NewMil has incurred in connection with this transaction.

(d) NewMil, in reasonable consultation with Webster, shall make all arrangements with respect to the printing and mailing of the Proxy Materials. NewMil shall, if Webster reasonably deems necessary, also engage a proxy solicitation firm to assist in the solicitation of proxies for the Special Meeting. NewMil agrees to cooperate as to such matters.

6.13  Rule 16B-3 Actions.

Webster and NewMil agree that, in order to most effectively compensate and retain NewMil Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that NewMil Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of NewMil Common Stock into shares of Webster Common Stock and NewMil stock options into Webster stock options in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.13. Assuming that NewMil delivers to Webster the Section 16 Information (as defined below) in a timely fashion, the Webster Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution providing that the receipt by NewMil Insiders of Webster Common Stock in exchange for shares of NewMil Common Stock and of Webster stock options in exchange for NewMil stock options, in each case pursuant to the Merger and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Section 16 Information” shall mean information accurate in all material respects regarding NewMil Insiders, the number of shares of NewMil Common Stock beneficially owned by each such NewMil Insider and expected to be exchanged for Webster Common Stock in the Merger and the number and description of NewMil stock options beneficially owned by each such NewMil Insider and expected to be converted into Webster stock options in connection with the Merger. “NewMil Insiders” shall mean those officers and directors of NewMil who are subject to reporting requirements of Section 16(a) of the Exchange Act and who will be subject to such requirements in their capacity as officers and/or directors of Webster following the Merger.

6.14  Form S-8.

Webster shall file a registration statement on Form S-8 for the shares of Webster Common Stock issuable with respect to assumed options, as described in Section 1.5 of this Agreement, as soon as reasonably practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any such options or other rights remain outstanding.

6.15  Tax Matters.

Each of NewMil and Webster shall use its reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of NewMil and Webster shall execute and deliver to the law firm referred to in Section 7.3(e) certificates containing appropriate representations at such time or times as may be reasonably requested by such law firm in connection with its delivery of the opinion referred to in Section 7.3(e), with respect to the tax treatment of the Merger.

6.16  Consulting Agreements.

NewMil acknowledges and agrees that Webster desires to engage Francis J. Wiatr and Ian McMahon as consultants following the Closing, and that Webster, Mr. Wiatr and Mr. McMahon intend to negotiate the terms of such consultancies prior to the Closing.

ARTICLE VII

CONDITIONS PRECEDENT

7.1  Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval.

This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of NewMil Common Stock.

(b) Other Approvals.

All regulatory approvals required to consummate the transactions contemplated hereby (including those set forth in Sections 3.4 and 4.4) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). No Requisite Regulatory Approval shall contain a non-customary condition that materially alters the benefits for which Webster bargained in this Agreement.

(c) Proxy Materials.

The Proxy Materials shall have been cleared or approved by the SEC and the Registration Statement shall have been declared effective by the SEC, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.

No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions (an “Injunction”) contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Merger.

7.2  Conditions to Obligations of Webster.

The obligation of Webster to effect the Merger is also subject to the satisfaction or waiver by Webster at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of NewMil set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Webster shall have received a certificate signed on behalf of NewMil by each of the President and Chief Executive Officer and the Chief Financial Officer of NewMil to the foregoing effect.

(b) Performance of Covenants and Agreements of NewMil.

NewMil shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. Webster shall have received a certificate signed on behalf of NewMil by each of the President and Chief Executive Officer and the Chief Financial Officer of NewMil to such effect.

(c) Consents under Agreements.

(i) The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of NewMil under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained, except for those the failure of which to obtain will not result in a Material Adverse Effect on NewMil or the Surviving Corporation.

(ii) The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Bank pursuant to the Bank Merger to any obligation, right or interest of NewMil Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument shall have been obtained except for those, the failure of which to obtain, will not result in a Material Adverse Effect on NewMil Bank or the Surviving Bank.

(d) No Material Adverse Effect.

There shall have been no changes, other than changes contemplated by this Agreement, in the business, operations, condition (financial or otherwise), assets or liabilities of NewMil or any NewMil Subsidiary (regardless of whether or not such events or changes are inconsistent with the representations and warranties given herein) that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on NewMil.

(e) Accountant’s Comfort Letter.

NewMil shall have caused to be delivered on the respective dates thereof to Webster “comfort letters” from PricewaterhouseCoopers LLP, NewMil’s independent public accountants, dated the date on which the Proxy Materials or last amendment thereto shall be approved for use, and dated the date of the Closing, and addressed to Webster and NewMil, with respect to NewMil’s financial data presented in the Proxy Materials, which letters shall be based upon Statements on Auditing Standards Nos. 72 and 76.

7.3  Conditions to Obligations of NewMil.

The obligation of NewMil to effect the Merger is also subject to the satisfaction or waiver by NewMil at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.

The representations and warranties of Webster set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. NewMil shall have received a certificate signed on behalf of Webster by the President and (ii) the Chief Financial Officer of Webster to the foregoing effect.

(b) Performance of Covenants and Agreements of Webster.

Webster shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. NewMil shall have received a certificate signed on behalf of Webster by the President and the Chief Financial Officer of Webster to such effect.

(c) Consents under Agreements.

The consent, approval or waiver of each Person (other than the Requisite Regulatory Approvals referred to in Section 7.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which Webster is a party or is otherwise bound shall have been obtained.

(d) Listing of Shares.

The shares of Webster Common Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange.

(e) Tax Opinion.

NewMil shall have received the opinion of Pitney Hardin LLP in form and substance reasonably satisfactory to NewMil, dated as of the Closing Date, on the basis of facts, representations and assumptions set forth in such opinion, and certificates obtained from officers of Webster and NewMil, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. If Pitney Hardin LLP does not render such opinion, this condition may be satisfied if Hogan & Hartson L.L.P. renders such opinion, relying upon such representations.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1  Termination.

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of NewMil:

(a) by mutual consent of Webster and NewMil in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either Webster or NewMil upon written notice to the other party if any Governmental Entity that must grant a Requisite Regulatory Approval has denied the applicable Requisite Regulatory Approval or such application shall have been withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within 10 Business Days following such denial or withdrawal the parties have agreed to file or have filed with the applicable Governmental Entity a petition for rehearing or an amended application, or have agreed to take some other ameliorative action with respect to such application or Requisite Regulatory Approval, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Webster or NewMil if the Merger shall not have been consummated on or before December 31, 2006 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided, however, that if any Requisite Regulatory Approval or the Special Meeting is pending as of the Termination Date, the Termination Date shall automatically be extended for an additional 30 days;

(d) by either Webster or NewMil (provided that the terminating party is not in breach of its obligations under Section 6.3) if the approval of the stockholders of NewMil hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(e) by either Webster or NewMil (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

(f) by either Webster or NewMil (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein that, individually or in the aggregate, would give the other party the right to terminate this Agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, and such breach is not curable or shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing; and

(g) by Webster, if the management of NewMil or its Board of Directors, for any reason, (i) fails to call and hold within 40 days of the effective date of the Registration Statement a special meeting of NewMil’s stockholders to consider and approve this Agreement and the transactions contemplated hereby, (ii) fails to recommend to stockholders the approval of this Agreement and the transactions contemplated hereby, (iii) fails to oppose any third party proposal that is inconsistent with the transactions contemplated by this Agreement or (iv) violates Section 5.1(e).

8.2  Effect of Termination.

In the event of termination of this Agreement by either Webster or NewMil as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (i) the last sentence of Section 6.2(a) and Sections 8.2, 9.2 and 9.3 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful or intentional breach of any provision of this Agreement.

8.3  Amendment.

Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of NewMil; provided, however, that after any approval of the transactions contemplated by this Agreement by NewMil’s stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to NewMil stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4  Extension; Waiver.

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1  Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Washington, D.C. time, at the offices of Hogan & Hartson L.L.P., counsel to Webster, on a date specified by the Parties, which date shall be no earlier than the first Business Day of the month following the month in which (x) the parties receive the Requisite Regulatory Approvals, or (y) the stockholders of NewMil approve this Agreement and the Merger, whichever is later, or on such other date, place and time as the parties may agree in writing (the “Closing Date”).

9.2  Nonsurvival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3  Expenses; Breakup Fee.

(a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b) In the event that this Agreement is terminated by either Webster or NewMil pursuant to Section 8.1(d) by reason of NewMil stockholders not having given any required approval, and both (x) after the date of this Agreement there shall have been prior to the Special Meeting a Third Party Public Event, and (y) within 18 months following the date of termination of this Agreement, NewMil enters into an agreement for an Acquisition Transaction or an Acquisition Transaction otherwise occurs, NewMil shall pay all documented, reasonable costs and expenses up to $750,000 incurred by Webster in connection with this Agreement and the transactions contemplated hereby, plus a breakup fee of $8,750,000.

(c) In the event that this Agreement is terminated by Webster or NewMil pursuant to Sections 8.1(e) or (f) by reason of a willful material breach by the other party hereto, such breaching party shall reimburse the non-breaching party for all documented, reasonable costs and expenses up to $750,000 incurred by the non-breaching party in connection with this Agreement and the transactions contemplated hereby, and pay liquidated damages to the non-breaching party in the amount of $8,750,000.

(d) In the event that this Agreement is terminated by Webster pursuant to Section 8.1(g)(i) or (iv), NewMil shall pay all documented, reasonable costs and expenses up to $750,000 incurred by Webster in connection with this Agreement and the transactions contemplated hereby, plus a breakup fee of $8,750,000.

(e) In the event that this Agreement is terminated by Webster pursuant to Section 8.1(g)(ii) or (iii), and both (x) after the date of this Agreement there shall have been prior to the Special Meeting a Competing Proposal, and (y) within 18 months following the date of termination of this Agreement, NewMil enters into an agreement for an Acquisition Transaction or an Acquisition Transaction otherwise occurs, NewMil shall pay all documented, reasonable costs and expenses up to $750,000 incurred by Webster in connection with this Agreement and the transactions contemplated hereby, plus a breakup fee of $8,750,000.

9.4  Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Webster or Webster Bank, to:

Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702
Attn.: Chief Executive Officer

with copies (which shall not constitute notice) to:

Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702
Attn.: Executive Vice President, General Counsel and
Secretary

and

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109
Attn.: Stuart G. Stein, Esq.

and

(b)  if to NewMil, to:

NewMil Bancorp, Inc.
19 Main Street
P.O. Box 600
New Milford, Connecticut 06776-0600
Attn.: Chairman, President and Chief Executive Officer

with a copy (which shall not constitute notice) to:

Pitney Hardin LLP
7 Times Square
New York, New York 10036
Attn: Ronald H. Janis, Esq.

9.5  Interpretation.

When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9.6  Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.7  Entire Agreement.

This Agreement (including the disclosure schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement and that certain support agreement dated as of even date herewith between Webster and the directors and executive officers of NewMil named therein (the “Support Agreement”).

9.8  Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law rules.

9.9  Enforcement of Agreement.

The parties hereto agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.10  Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11  Publicity.

Except as otherwise required by law or the rules of the New York Stock Exchange (or such other exchange on which the Webster Common Stock may become listed) or as required by the rules of NASDAQ (or such other exchange as NewMil Common Stock may become listed), so long as this Agreement is in effect, neither Webster nor NewMil shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Webster and NewMil shall cooperate to prepare a joint press release announcing the signing of this Agreement and the transactions contemplated hereunder.

9.12  Assignment; No Third Party Beneficiary; Limitation of Benefits.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 1.4 with respect to the payment of the Merger Consideration, Section 1.5 with respect to the treatment of stock options under the NewMil Stock Plans, Section 6.1 with respect to the registration of the Webster Common Stock to be issued as Merger Consideration, Section 6.6 which may be enforced by the parties identified therein and Section 6.14 with respect to the filing by Webster of the Form S-8, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and the covenants, undertakings and agreements set out herein shall be solely for the benefit of, and shall be enforceable only by, the parties hereto and their permitted assigns.

9.13  Additional Definitions.

In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“401(k) Plans” has the meaning set forth in Section 6.5.

“Acquisition Transaction” means (a) a merger, acquisition, consolidation or other business combination involving NewMil, (b) a purchase, lease or other acquisition of all or substantially all of the assets of NewMil or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (as the term “beneficial ownership” is defined in Regulation 13d-3(a) of the Securities Exchange Act of 1934) of securities representing 20.0% or more of the voting power of NewMil.

“Affiliated Person” means any director, officer or 5% or greater stockholder, spouse or other Person living in the same household of such director, officer or stockholder, or any company, partnership or trust in which any of the foregoing Persons is an officer, 5% or greater stockholder, general partner or 5% or greater trust beneficiary.

“Agreement” has the meaning set forth in the preamble hereto.

“BHCA” has the meaning set forth in Section 3.1(a).

“Bank Merger Agreement” has the meaning set forth in the recitals hereto.

“Base Period Trading Price” has the meaning set forth in Section 1.4(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Connecticut are authorized or obligated to close.

“Certificate” has the meaning set forth in Section 1.4(a).

“Closing” has the meaning set forth in Section 9.1.

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Webster Share Value” means the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of Webster Common Stock reported on the New York Stock Exchange Composite Tape for the five consecutive trading days immediately preceding but not including the trading day prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” means any of the following involving NewMil or any NewMil Subsidiary: any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase by such Person of NewMil, any NewMil Subsidiary or any business line of NewMil that constitutes 15% or more of the net revenues, net income or assets of NewMil and its subsidiaries, taken as a whole, or 15% or more of any class of equity securities of NewMil or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of NewMil or any of its Subsidiaries, any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NewMil or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(e).

“CSBD” has the meaning set forth in Section 3.4.

“DGCL” has the meaning set forth in Section 1.1.

“Effective Time” means the close of business on the Closing Date when the Merger is effective in accordance with the terms of this Agreement and the Bank Merger Agreement.

“Environmental Laws” has the meaning set forth in Section 3.14(a).

“ERISA” has the meaning set forth in Section 3.11(a).

“Exchange Agent” has the meaning set forth in Section 2.1.

“Exchange Fund” has the meaning set forth in Section 2.1.

“Exchange Ratio” has the meaning set forth in Section 1.4(a).

“Fairness Opinion” has the meaning set forth in Section 3.21.

“FDIC” has the meaning set forth in Section 3.1(b).

“FRB” has the meaning set forth in Section 3.1(a).

“GAAP” has the meaning set forth in Section 3.6.

“Governmental Entity” has the meaning set forth in Section 3.4.

“Hazardous Materials” has the meaning set forth in Section 3.14(e).

“Indemnified Parties” has the meaning set forth in Section 6.6.

“Injunction” has the meaning set forth in Section 7.1(d).

“KBW” has the meaning set forth in Section 3.21.

“Knowledge” with respect to any entity, refers to the actual knowledge of such entity’s directors and executive officers in the ordinary course of their duties in such positions.

“Laws” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity.

“Loans” means any written or oral loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets).

“Material Adverse Effect” means, with respect to Webster or NewMil, as the case may be, a condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (A) the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Webster or NewMil (other than as a result of (i) changes in laws or regulations or accounting rules of general applicability or interpretations thereof; (ii) decreases in capital under Financial Accounting Standards No. 115 attributable to general changes in interest rates; (iii) the direct effect of the public announcement, pendency or consummation of the Merger or the transactions contemplated hereby; (iv) changes affecting the financial services industry generally; (v) any change arising from or relating to compliance with the terms of this Agreement; (vi) changes in general economic, financial or securities market conditions in the United States or elsewhere; (vii) changes in applicable Laws or the interpretation thereof after the date hereof; or (viii) any outbreak of major hostilities in which the United States is involved or any act or insurrection, sabotage, or terrorism within the United States or directed against its facilities or citizens wherever located), or (B) the ability of Webster or NewMil to perform its obligations under, and to consummate the transactions contemplated by, this Agreement. Notwithstanding the foregoing, NewMil and Webster agree with respect to the leases set forth on Section 3.4 of the NewMil Disclosure Schedule, the failure to obtain the respective landlord consents to assign such leases shall not be deemed a Material Adverse Effect on NewMil.

“Merger” has the meaning set forth in the recitals hereto.

“Merger Consideration” has the meaning set forth in Section 1.4(a).

“NewMil” has the meaning set forth in the preamble hereto.

“NewMil Bank” has the meaning set forth in the recitals hereto.

“NewMil Common Stock” has the meaning set forth in Section 1.4(a).

“NewMil Contract” has the meaning set forth in Section 3.12(a).

“NewMil Disclosure Schedule” has the meaning set forth in Article III.

“NewMil Documents” has the meaning set forth in Section 3.18(d).

“NewMil Group” has the meaning set forth in Section 3.10(a).

“NewMil Insiders” has the meaning set forth in Section 6.13.

“NewMil Regulatory Agreement” has the meaning set forth in Section 3.13.

“NewMil Section 16 Information” has the meaning set forth in Section 6.13.

“NewMil Stock Plans” has the meaning set forth in Section 1.5.

“OCC” has the meaning set forth in Section 3.4.

“Option” has the meaning set forth in Section 1.5.

“Option Merger Consideration” has the meaning set forth in Section 1.5.

“OREO” has the meaning set forth in Section 3.15.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Plans” has the meaning set forth in Section 3.11(a).

“Proxy Materials” has the meaning set forth in Section 3.4.

“Registration Statement” has the meaning set forth in Section 3.4.

“Regulatory Agencies” has the meaning set forth in Section 3.18(d).

“Representatives” has the meaning set forth in Section 5.1(e).

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.1(b).

“SEC” has the meaning set forth in Section 3.4.

“Scheduled IP” has the meaning set forth in Section 3.24.

“Securities Act” has the meaning set forth in Section 3.20.

“Shares” has the meaning set forth in Section 2.1.

“Software” has the meaning set forth in Section 3.24(a).

“Special Meeting” has the meaning set forth in Section 6.3.

“State Regulator” has the meaning set forth in Section 3.18(d).

“Subsidiary” means, with respect to any party, any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

“Superior Competing Transaction” means any of the following involving NewMil or any NewMil Subsidiary: any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of NewMil Common Stock then outstanding or all or substantially all the assets of NewMil, and otherwise on terms which the Board of Directors of NewMil, determines in its good faith judgment (after consultation with its outside legal counsel and its financial advisors) to be more favorable to its stockholders than the Merger and for which financing, to the extent required, is then committed or which if not committed is, in the good faith judgment of its Board of Directors, reasonably capable of being obtained by such third party.

“Support Agreement” has the meaning set forth in Section 9.7.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” has the meaning set forth in Section 3.10(c).

“Tax Return” has the meaning set forth in Section 3.10(c).

“Taxing Authority” has the meaning set forth in Section 3.10(c).

“Termination Date” has the meaning set forth in Section 8.1(c).

“Third Party Public Event” means any of the following events: (a) any person (as defined at Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder), other than Webster or any Subsidiary of Webster, shall have made a bona fide proposal to NewMil or, by a public announcement or written communication that is or becomes the subject of public disclosure, to NewMil’s stockholders to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than Webster or any Subsidiary or Webster shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934), or shall have filed a registration statement under the Securities Act of 1933, as amended, with respect to a tender offer or exchange offer to purchase any shares of NewMil Common Stock such that, upon consummation of such offer, such person would have beneficial ownership of 15% or more of the then outstanding shares of NewMil Common Stock); or (b) any director, officer, 5% or greater stockholder or affiliate of NewMil shall have, by any means which becomes the subject of public disclosure, communicated opposition to this Agreement, the Merger or other transactions contemplated hereby, or otherwise takes action to influence the vote of NewMil stockholders against this Agreement, the Merger and the transactions contemplated hereby.

“U.S. Anti-Money Laundering Laws” means the Bank Secrecy Act (12 U.S.C. §§ 5311 through 5332, inclusive, as amended), 12 U.S.C. §§ 5340 through 5342, inclusive, as amended, the International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001 (Title III of Pub. L. No. 107-56 (effective October 26, 2001), as amended), and the rules and regulations of the U.S. Department of the Treasury or any other Governmental Authority thereunder.

“Unlawful Gains” has the meaning set forth in Section 3.18(f).

“Webster” has the meaning set forth in the preamble hereto.

“Webster Bank” has the meaning set forth in the recitals hereto.

“Webster Common Stock” has the meaning set forth in Section 1.4(a).

“Webster Disclosure Schedule” has the meaning in Article IV.

“Webster Preferred Stock” has the meaning set forth in Section 4.2(a).

“Webster Regulatory Agreement” has the meaning set forth in Section 4.11.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Webster Financial Corporation and NewMil Bancorp, Inc. have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATTEST:	WEBSTER FINANCIAL CORPORATION

By: /s/ Harriet Munrett Wolfe Name: Harriet Munrett Wolfe Title: Executive Vice President,General Counsel and Secretary	By: /s/ James C. Smith Name: James C. Smith Title: Chairman and Chief Executive Officer

ATTEST:	NEWMIL BANCORP, INC.

By: /s/ B. Ian McMahon Name: B. Ian McMahon Title: CFO & EVP	By: /s/ Francis J. Wiatr Name: Francis J. Wiatr Title: CEO

APPENDIX B

[KEEFE, BRUYETTE & WOODS, INC. LETTERHEAD]

The Board of Directors
NewMil Bancorp, Inc.
19 Main Street
New Milford, CT 06776

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of NewMil Bancorp (“NewMil”) of the consideration offered in the proposed merger (the “Merger”) of NewMil into Webster Financial Corporation (“Webster”), pursuant to the Agreement and Plan of Merger, between NewMil and Webster (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of NewMil common stock, par value $0.50 per share (the “Common Shares”) will be converted into a certain number of shares of Webster common stock, par value of $0.01 per share, determined by dividing $41.00 by the Base Period Trading Price (as defined in the Agreement) for Webster common stock, computed to four decimal places (the “Exchange Ratio”). If the Base Period Trading Price exceeds $50.25, the Exchange Ratio will be fixed at 0.8159; if the Base Period Trading Price is less than $44.85, the Exchange Ratio will be fixed at 0.9142. (the “Merger Consideration”).

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of banks, bank holding companies, thrifts, and thrift holding companies and their securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, NewMil and Webster, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of NewMil and Webster for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to NewMil. We have acted exclusively for the Board of Directors of NewMil in rendering this fairness opinion and will receive a fee from NewMil for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of NewMil and Webster and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2005 of NewMil and Webster; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of NewMil and Webster and certain other communications from NewMil and Webster to their respective stockholders; and (iv) other financial information concerning the businesses and operations of NewMil and Webster furnished to us by NewMil and Webster for purposes of our analysis. We have also held discussions with senior management of NewMil and Webster regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for NewMil and Webster with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of NewMil and Webster as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have

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assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for NewMil and Webster are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of NewMil or Webster, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of NewMil and Webster; (ii) the assets and liabilities of NewMil and Webster; and (iii) the nature and terms of certain other merger transactions involving financial institutions. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to the stockholders of NewMil.

Very truly yours,

/s/  Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Reference is made to the provisions of Article 6 of Webster’s certificate of incorporation, and the provisions of Article IX of the Webster’s bylaws, as amended.

Webster is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the “Delaware Corporation Law”). Section 145 of the Delaware Corporation Law provides for the indemnification, under certain circumstances, of persons who are or were directors, officers, employees or agents of Webster, or are or were serving at the request of Webster in such a capacity with another business organization or entity, against expenses, judgments, fines and amounts paid in settlement in actions, suits or proceedings, whether civil, criminal, administrative, or investigative, brought or threatened against or involving such persons because of such person’s service in any such capacity. In the case of actions brought by or in the right of Webster, Section 145 provides for indemnification only of expenses, and only upon a determination by the Court of Chancery or the court in which such action or suit was brought that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

Webster’s bylaws provide for indemnification of directors, officers, trustees, employees and agents of Webster, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative, arbitration or investigative action, suit, or proceeding (other than an action by or in the right of Webster) by reason of the fact that such person is or was serving in such a capacity for or on behalf of Webster. Webster will indemnify any such person against expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, Webster shall indemnify such persons for expenses reasonably incurred and settlements reasonably paid in actions, suits, or proceedings brought by or in the right of Webster, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Webster; provided, however, that no indemnification shall be made against expenses in respect of any claim, issue, or matter as to which such person is adjudged to be liable to Webster or against amounts paid in settlement unless and only to the extent that there is a determination made by the appropriate party set forth in the bylaws that the person to be indemnified is, in view of all the circumstances of the case, fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement. In addition, Webster may purchase and maintain insurance on behalf of any person who is or was a director, officer, trustee, employee, or agent of Webster or is acting in such capacity for another business organization or entity at Webster’s request, against any liability asserted against such person and incurred in such capacity, or arising out of such person’s status as such, whether or not Webster would have the power or obligation to indemnify him against such liability under the provisions of Article IX of Webster’s bylaws.

Article 6 of Webster’s second restated certificate of incorporation provides that no director will be personally liable to Webster or its stockholders for monetary damages for breach of a fiduciary duty as a director other than liability for any breach of such director’s duty of loyalty to Webster or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware Corporation Law, or for any transaction from which the director derived an improper personal benefit.

The foregoing indemnity and insurance provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Webster pursuant to the foregoing provisions, Webster has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Webster of expenses incurred or paid by a director, officer or controlling person of Webster in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Webster will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.	Description

2.1	Agreement and Plan of Merger by and between Webster Financial Corporation and NewMil Bancorp, Inc., dated as of April 24, 2006 (included as Appendix A to the proxy statement/prospectus which is part of this Registration Statement).

3.1	Second Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 29, 2000 and incorporated herein by reference).

3.2	Certificate of Amendment (filed as Exhibit 3.2 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 29, 2000 and incorporated herein by reference).

3.3	Certificate of Elimination Relating to the Corporation’s Series C Participating Preferred Stock (filed as Exhibit 3.1 to the Corporation’s Current Report on Form 8-K filed with the SEC on February 9, 2006 and incorporated herein by reference).

3.4	Bylaws, as amended (filed as Exhibit 3.3 to the Corporation’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2004 and incorporated herein by reference).

4.1	Specimen common stock certificate (filed as Exhibit 4.1 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 10, 2006 and incorporated herein by reference).

5.1	Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being registered.

8.1	Opinion of Hogan & Hartson L.L.P. as to certain federal income tax matters.

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).

23.3	Consent of KPMG LLP with respect to Webster.

23.4	Consent of PricewaterhouseCoopers LLP with respect to NewMil.

23.5	Consent of Keefe, Bruyette & Woods, Inc.

24.1	Power of Attorney (included on signature page).

99.1	Form of NewMil proxy card.

(b) Not Required

(c) See Appendix B to the Proxy Statement/Prospectus

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Registrant.  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waterbury, state of Connecticut, on this 27th day of June, 2006.

WEBSTER FINANCIAL CORPORATION

By:	/s/ JAMES C. SMITH
James C. Smith
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints James C. Smith, William T. Bromage or Harriet Munrett Wolfe, jointly and severally, each in his or her own capacity, as true and lawful attorneys-in-fact, with full power or substitution in such person’s name, place and stead, in any and all capacities to sign any amendments to this Registration Statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney is valid as of its execution until its withdrawal.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below, on this 27th day of June, 2006.

Signature	Title

/s/ JAMES C. SMITH James C. Smith	Chairman and Chief Executive Officer and Director (Principal Executive Officer)

/s/ JOEL S. BECKER Joel S. Becker	Director

/s/ WILLIAM T. BROMAGE William T. Bromage	Director

/s/ GEORGE T. CARPENTER George T. Carpenter	Director

/s/ JOHN J. CRAWFORD John J. Crawford	Director

/s/ ROBERT A. FINKENZELLER Robert A. Finkenzeller	Director

/s/ ROGER A. GELFENBIEN Roger A. Gelfenbien	Director

/s/ C. MICHAEL JACOBI C. Michael Jacobi	Director

Signature	Title

/s/ KAREN R. OSAR Karen R. Osar	Director

/s/ LAURENCE C. MORSE Laurence C. Morse	Director

/s/ ROBERT F. STOICO Robert F. Stoico	Director

EXHIBIT INDEX

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger by and between Webster Financial Corporation and NewMil Bancorp, Inc., dated as of April 24, 2006 (included as Appendix A to the proxy statement/prospectus which is part of this Registration Statement).

3.1	Second Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 29, 2000 and incorporated herein by reference).

3.2	Certificate of Amendment (filed as Exhibit 3.2 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 29, 2000 and incorporated herein by reference).

3.3	Certificate of Elimination Relating to the Corporation’s Series C Participating Preferred Stock (filed as Exhibit 3.1 to the Corporation’s Current Report on Form 8-K filed with the SEC on February 9, 2006 and incorporated herein by reference).

3.4	Bylaws, as amended (filed as Exhibit 3.3 to the Corporation’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2004 and incorporated herein by reference).

4.1	Specimen common stock certificate (filed as Exhibit 4.1 to the Corporation’s Annual Report on Form 10-K filed with the SEC on March 10, 2006 and incorporated herein by reference).

5.1	Opinion of Hogan & Hartson L.L.P. as to the validity of the shares being registered.

8.1	Opinion of Hogan & Hartson L.L.P. as to certain federal income tax matters.

23.1	Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

23.2	Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).

23.3	Consent of KPMG LLP with respect to Webster.

23.4	Consent of PricewaterhouseCoopers LLP with respect to NewMil.

23.5	Consent of Keefe, Bruyette & Woods, Inc.

24.1	Power of Attorney (included on signature page).

99.1	Form of NewMil proxy card.